LOAN AGREEMENT

Among

AMERICAS SILVER CORPORATION,

as the Borrower,

THE SUBSIDIARIES OF THE
BORROWER FROM TIME TO TIME
PARTY HERETO,

as the Guarantors,

and

THOSE PERSONS WHOSE NAMES ARE SET FORTH ON THE
EXECUTION PAGES HEREOF UNDER THE HEADING
“LENDERS”

as the Lender

Dated as of February 11, 2016

i

ii

Contents

Section		Page

12.17	Guarantors	33
12.18	Acknowledgements	33
12.19	Judgment Currency	34
12.20	Submission to Jurisdiction; Venue; Service	34

iii

SCHEDULES AND EXHIBITS

Schedule 1.1(aaa)	–	Mineral Properties
Schedule 1.1(fff)(xviii)	–	Liens
Schedule 1.1(hhh)	–	Projects
Schedule 1.1(jjj)	–	Properties
Schedule 2.3	–	Use of Proceeds
Schedule 6.1(g)	–	Capital Structure

Exhibit A	–	Form of Promissory Note
Exhibit B	–	Form of Warrant
Exhibit C	–	Lender Commitment

1

LOAN AGREEMENT

This LOAN AGREEMENT dated as of February 11, 2016, is made by and among AMERICAS SILVER CORPORATION, a corporation organized and existing under the laws of the Canada, as the borrower (the Borrower), those Subsidiaries of the Borrower from time to time party hereto, as guarantors (the Guarantors), THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH ON THE EXECUTION PAGES HEREOF UNDER THE HEADING “LENDERS”, as the lender (together with its successors and assigns, the Lender or the Lenders).

AGREEMENT

NOW, THEREFORE, in consideration of the following mutual covenants and agreements, the parties hereby agree as follows:

Article 1
CERTAIN DEFINITIONS AND ACCOUNTING
PRINCIPLES

1.1	Certain Defined Terms

As used in this Agreement and unless otherwise expressly indicated, the following terms shall have the following meanings:

(a)

Affiliate means, with respect to a Person, (a) any partner, manager, member, managing agent, director, officer or employee of that Person or that Person’s Affiliates; and (b) any other Person (i) that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, that Person; (ii) that directly or indirectly owns or holds (legally or beneficially) ten percent (10%) or more of any class of voting stock or partnership, membership or other voting interest of that Person; or (iii) ten percent (10%) or more of the voting stock or partnership, membership or other voting interest of which is directly or indirectly owned or held (legally or beneficially) by that Person.

(b)	Agreed Currency has the meaning specified in Section 12.19.

(c)

Agreed Priority means, with respect to a Security Document and a Lien made in favour of the Lender, except as otherwise expressly provided herein, a Lien in favour of the Lender, meaning that such Security Document and Lien are prior in right to any other Lien in, on or to the Collateral which is purported to be covered thereby, subject only, in each case, to Permitted Liens. For the avoidance of doubt, the Obligations shall be secured by a perfected encumbrance over all Mineral Properties and personal property of the Borrower and the other Credit Parties, including all property, rights, and interests at, on or associated with the Project, subject, in each case, to Permitted Liens (other than, until March 1, 2016 or such date agreed by the Borrower and Security Agent, the Cosala Operations).

(d)

Agreement means this Loan Agreement, as it may be amended, restated, supplemented, extended or otherwise modified in accordance with its terms and in effect from time to time, together with all Schedules and Exhibits to this Agreement, in each case, as such Schedules and Exhibits are amended, modified or supplemented in connection herewith, each of which is incorporated herein byreference.

(e)

Bankruptcy and Insolvency Laws means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the provisions of applicable corporate law relating to compromise or arrangement of any debts of a corporation, or to stays of proceedings to enforce any of the claims of a corporation’s creditors against it, and any other Canadian federal or provincial law relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debts, as amended from time to time.

(f)

Bankruptcy Laws shall mean the Bankruptcy and Insolvency Laws and all other Governmental Requirements pertaining or applicable to bankruptcy, insolvency, debtor relief, debtor protection, liquidation, reorganization, winding up, arrangement, receivership, administration, moratorium, assignment for the benefit of creditors or other similar laws applicable in Canada, the United States or other applicable jurisdictions as in effect from time to time.

(g)	Borrower has the meaning specified in the Preamble to this Agreement.

(h)	Business Day means a day on which banks in Toronto, Ontario are open for business.

(i)	C$ or Canadian Dollars means dollars in lawful currency of Canada.

(j)

Change in Law means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty or (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any GovernmentalAuthority.

(k)

Change of Control means the occurrence of any of the following events, without the prior written consent of the Lender (not to be unreasonably withheld): (a) any “person” or “persons acting jointly or in concert” as defined under applicable securities laws or regulations, other than the Lender, its Affiliates, successors or related investment funds, becomes the record or beneficial owner of more than twenty percent (20%) of then outstanding voting Equity Interests of the Borrower, measured by voting power rather than the number of shares, or (b) Continuing Directors shall cease for any reason to constitute a majority of the members of the board of directors of the Borrower then in office, or (c) the Borrower or any Guarantor shall cease to directly or indirectly own and control the Equity Interests that any of them has pledged to the Lender pursuant to a Security Document (except as provided in any such SecurityDocument).

(l)	Closing Date means February 11, 2016.

(m)

Collateral means all real and personal property, assets, rights, titles and interests subject to, or intended to be subject to, the Security Documents, whether tangible or intangible, presently held or hereafter acquired, and all products and proceeds of the foregoing, including insurance proceeds related to the foregoing.

(n)	Commitment is as set forth in Exhibit C annexed hereto.

(o)

Continuing Directors means during any period of twenty-four (24) consecutive months commencing after the Closing Date, individuals who at the beginning of such twenty-four (24) month period were directors of such Person (together with any new director whose election by such Person’s board of directors was approved by, or whose nomination for election by such Person’s shareholders was recommended by, a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously approved or recommended as described in this parenthetical).

(p)	Conversion Price means C$0.075 per Share.

(q)

Conversion Provisions means the terms agreed upon by the Borrower and the Lender pursuant to which the Lender, the Lender may elect to receive interest payments due hereunder by the delivery of Tradable Shares, subject to Section 3.1(c).

(r)	Credit Party means the Borrower and each Guarantor (if any).

(s)	Default means any Event of Default or any condition or event which, after notice or lapse of time or both, would constitute an Event of Default.

(t)

Default Rate means, subject to Section 3.8, the interest rate applicable to the Loan during periods when any amounts payable by the Borrower, whether as principal repayments, interest payments, expenses payments or other amounts, are due and payable but unpaid by the Borrower, which interest rate shall be at a rate per annum equal to the Interest Rate plus two percent (2%).

(u)	Dollars and the symbol US$ or the symbol $ each mean dollars in lawful currency of the United States of America.

(v)	Effective Date has the meaning set forth in Section 5.1.

(w)

Environmental Laws means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, licenses, authorizations and permits of, and agreements with (including consent decrees), any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters.

(x)

Equity Interest Pledge Agreement means each pledge, security and subordination agreement which will be in form and substance acceptable to the Lender, given by the Borrower or a Guarantor for the benefit of the Lender, with respect to the Equity Interests of a Guarantor, if and when a Subsidiary of the Borrower is formed and becomes a Guarantor hereunder, in each case, together with any other Instruments given or to be given by a Credit Party for the benefit of the Lender that creates a Lien on and with respect to the Equity Interests of a Credit Party or other Person in order to secure the Obligations, together, in each case, with all amendments, modifications, supplements and revisions thereof in accordance with its terms, together with all other Instruments now or hereafter filed, recorded or delivered to formalize, authorize and perfect the security interests granted therein.

(y)

Equity Interests means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options, rights, interests or other securities for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person; all of the warrants, options, Indebtedness, rights, interests or other securities exercisable for or convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares of capital stock (or such other interests); and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member, limited liability company or trust interests therein), whether voting or nonvoting, whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination, and whether or not such shares, warrants, options, rights or other interests are certificated or uncertificated.

(z)	Event of Default has the meaning set forth in Section 11.1.

(aa)

Excluded Taxes means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise Taxes imposed on (or measured by) the taxable income of the Lender or such recipient, as the case may be, or capital Taxes imposed on (or measured by) the taxable capital of the Lender or such recipient, in each case by the jurisdiction under the applicable law of which such recipient is organized or in which its principal office is located or which exercises valid taxation jurisdiction over such recipient, (b) any United States federal withholding taxes imposed under FATCA, and (c) any taxes arising as a result of a failure of a Lender to provide any applicable documentation or information described in Section 3.6(e), but for greater certainty, Excluded Taxes do not include withholding taxes imposed on the Lender or any such recipient in respect of payments or deliveries hereunder except to the extent that such withholding taxes arise in the circumstances described in (b) and (c) above.

(bb)

FATCA means sections 1471 through 1474 (amended from time to time) of the United States Internal Revenue Code of 1986, any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the United States Internal Revenue Code of 1986.

(cc)

GAAP means generally accepted accounting principles in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, as applicable to the Borrower, consistently applied, including, for the avoidance of doubt, IFRS as the same was applied by the Borrower in respect of its audited consolidated financial statements for the financial year ending December 31, 2011.

(dd)

Governmental Authority means the government of any nation and any state, provincial, territorial divisional, county, regional, city and other political subdivision thereof, any tribal, aboriginal or native government or corporation, and any union or commonwealth of multiple countries, such as the European Union, in each case in which any property of a Credit Party is located or which exercises valid jurisdiction over any such property or any Credit Party, or in which a Credit Party conducts business or is otherwise present, and any entity, court, arbitrator or board of arbitrators, agency, department, commission, board, bureau, regulatory authority or instrumentality of any of them exercising executive, legislative, judicial, regulatory or administrative functions that exercises jurisdiction over any Credit Party or its properties or assets, including any Project, and any securities exchange or securities regulatory authority to which a Credit Party is subject.

(ee)

Governmental Requirement means any law, statute, code, ordinance, treaty, order, rule, regulation, judgment, ruling, decree, injunction, franchise, permit, certificate, license, authorization, approval or other direction or requirement (including Environmental Laws, energy regulations, occupational, safety and health standards or controls, taxation laws and Securities Laws) of any Governmental Authority.

(ff)	Guarantee means a guarantee by a Guarantor in favour of the Lenders, in form and substance satisfactory to the Lenders.

(gg)	Guarantor has the meaning specified in the Preamble to this Agreement.

(hh)

IFRS means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board (IASB), applied on a consistent basis.

(ii)	Indebtedness means, for any Person, without duplication, all indebtedness and liabilities of such Person determined in accordance with GAAP.

(jj)	Indemnified Party or Indemnified Parties has the meaning specified in Section 12.5.

(kk)

Instrument means any contract, agreement, undertaking, indenture, mortgage, certificate, document or writing (whether formal agreement, letter or otherwise) under which any obligation, duty, covenant, agreement, affirmation, undertaking or liability is evidenced, assumed or undertaken, or any right or Lien (or right or interest therein) is granted, authenticated, notarized, authorized or perfected, and any notice, registration, recordation, or filing associated with or required by any of the foregoing.

(ll)

Intercreditor Agreement means that certain amended and restated subordination agreement dated as of the date hereof between the Borrower, the Lenders, the Guarantors, and the additional entities identified therein entered into including all annexes, exhibits and schedules thereto, as the same may be further amended, modified, restated, supplemented or replaced from time to time.

(mm)

Interest Payment Date means each March 31, June 30, September 30 and December 31 of each calendar year for the period commencing on the Closing Date and ending on the earlier of (a) the Maturity Date and (b) any date on which the Borrower makes a full and complete prepayment of the Loan.

(nn)	Interest Rate means ten percent (10.0%) per annum.

(oo)	Interest Shares has the meaning specified in Section 3.1(c).

(pp)	Judgment Currency has the meaning assigned to it in Section 12.19. (qq)

Lender has the meaning set forth in the Preamble to this Agreement.

(rr)

Lien means, as to any Person, means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

(ss)	Loan has the meaning specified in Section 2.1(a).

(tt)

Loan Documents means this Agreement, the Security Documents, the Promissory Notes, the Warrants, the Intercreditor Agreement, and each other Instrument executed by the Borrower, a Credit Party or a Subsidiary of the Borrower or a Credit Party, and delivered to the Lender in connection with this Agreement, any of the foregoing Instruments, whether or not specifically identified in this clause, as any of the foregoing may be amended, modified, supplemented, extended, revised or restated from time to time in accordance with their respective terms.

(uu)	Losses has the meaning specified in Section 12.5.

(vv)

Market Price means an amount equal to the VWAP for the Shares for the twenty (20) Trading Days immediately preceding any date of determination; provided, that if the Shares are no longer listed on the TSX or other similar public stock exchange where shares of public companies are freely and readily tradable, then the Market Price shall be equal to the Conversion Price.

(ww)

Material Adverse Effect means an event or circumstances taken alone or in conjunction with other events or circumstances that has or could be reasonably expected to have a material adverse effect upon (a) the business, operations, prospects, creditworthiness, properties, assets or condition (financial or otherwise) of the Credit Parties, taken as a whole, (b) the ability of any Credit Party to perform its obligations under any Loan Document to which it is a party, (c) the amount which the Lenders would be likely to receive upon the liquidation of the Collateral, or (d) the validity or enforceability of any Loan Documents provided by a Credit Party or the rights and remedies of the Lenders hereunder.

(xx)

Material Agreement means means a contract to which a Credit Party is a party, the breach, non- performance, non-enforceability or cancellation of which or the failure of which to renew could have a Material Adverse Effect.

(yy)

Maturity Date means the first to occur of (a) the Scheduled Maturity Date, or (b) the date on which the Lender elects to accelerate the due date of the Loan based upon the occurrence of a Repayment Event, as provided in Section 3.2(c), or (c) any date on which the Lender accelerates the due date of the Loan by reason of an Event of Default pursuant to Section 11.2.

(zz)	Metals means nickel, lead, zinc, molybdenum, copper, cobalt, gold, silver, and all other metals, minerals, ores and similar substances.

(aaa)

Mineral Properties means all surface, subsurface and mineral rights, and all surface, subsurface and mineral leases, concessions, licenses, claims, rights, titles or interests associated with a Project, and all related, associated or appurtenant rights, in each case howsoever characterized or designated, that are owned, held, or controlled, directly or indirectly, by a Credit Party, with such rights, titles and interests described with respect to each Project in Schedule 1.1(aaa).

(bbb)

Obligations means all duties, covenants, agreements, liabilities, indebtedness, indemnifications and obligations of the Borrower and each Guarantor with respect to the repayment, payment or performance of all Indebtedness, liabilities and obligations (monetary or otherwise) of the Borrower, each Guarantor and each Subsidiary of a Guarantor, whenever arising, whether primary, secondary, direct, contingent, fixed or otherwise, and whether joint, several, or joint and several, established by or arising under or in connection with this Agreement or any other Loan Document, including, in each case, the payment of principal, interest, fees, expenses, reimbursements and indemnification obligations.

(ccc)	Other Taxes has the meaning specified in Section 3.6(b).

(ddd)

Pari Passu Facility means that certain subordinated facility agreement dated November 9, 2015 between the Borrower, Ingalls & Snyder Value Partners L.P. and the additional loan parties identified therein entered into including all annexes, exhibits and schedules thereto, as the same may be further amended, modified, restated, supplemented or replaced from time to time.

(eee)	Party or party means each party to this Agreement. (fff)

Permitted Liens means the following types of Liens:

(i)	Liens securing the Obligations;

(ii)	Liens securing the Senior Facility and the Pari Passu Facility;

(iii)	Liens granted by a Credit Party to secure Indebtedness or other obligations owed to any other Credit Party;

(iv)

Liens for taxes, assessments and governmental charges the payment of which is not yet due and payable or which are being contested in good faith by a Credit Party and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(v)

Liens imposed by law, such as carrier’s, warehousemen’s, mechanic’s, materialmen’s and other similar Liens securing obligations (other than Indebtedness for borrowed money) that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(vi)

Liens arising under capitalized leases of less than or equal to $2,000,000, in aggregate at any time, or Liens securing purchase money Indebtedness or of purchase money mortgages and any other Lien on equipment acquired, leased or held with a fair market value less than or equal to $2,000,000, on an aggregate basis at any time (including equipment held as lessee under a leveraged lease) in the ordinary course of business to secure the purchase price of or rental payments with respect to such equipment or to secure Indebtedness incurred for the purpose of financing the acquisition (including acquisition as lessee under leveraged leases), construction or improvement of any such equipment to be subject to such Liens existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) no such Lien shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced; (y) the principal amount of the Indebtedness secured by any such Lien, or any extension, renewal or replacement thereof, shall not exceed the greater of the fair market value or the cost of the property so held or acquired;

(vii)

the Borrower deposits and pledges of cash or securities (only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due) securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with applicable law, either (X) to a maximum of $500,000, or (Y) acquired or required in connection with the acquisition or operation of the Permitted Investments (as defined in the Senior Facility) but only to the extent that they are secured with sufficient cash collateral, or (Z) as required by any Governmental Agency to support or secure reclamation in accordance with applicable laws, and, in each case, only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due;

(viii)

pledges, deposits and Liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law;

(ix)	rights of set-off or bankers’ Liens upon deposits of cash or broker’s Liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $10,000;

(x)

survey exceptions, title defects, easements, zoning restrictions and similar encumbrances on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money or (ii) materially adversely impair the value of such property or its use by any Credit Party in the normal conduct of such Person’s business;

(xi)

Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of any Credit Party;

(xii)

with respect to Liens set forth in clause (vi), replacement liens in respect of any refinancing or the replacement of the underlying Indebtedness provided such refinancing or replacement does not increase the then-outstanding principal balance of such Indebtedness being refinanced or replaced;

(xiii)

Liens which could not be reasonably expected to cause a Material Adverse Effect, arising or potentially arising under statutory provisions (other than Environmental Laws) which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(xiv)

the right reserved to or vested in any government or Governmental Agency by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Person, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(xv)	Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(xvi)	Liens identified in any title opinions previously delivered by the Borrower or any other Credit Party to the Lender or any of their respective Affiliates;

(xvii)	Liens granted to the Lenders or any of their Affiliates;

(xviii)	Liens identified on Schedule 1.1(fff)(xviii); and

(xix)	Liens securing Indebtedness which is postponed and subordinated to the Obligations to the satisfaction of the Required Lenders, actingreasonably.

(ggg)	Person means an individual, partnership, corporation (including a business trust), joint venture, limited liability company or other entity, or a Governmental Authority.

(hhh)

Projects means, individually and collectively, the mineral development or exploration projects associated with the Borrower’s Galena Complex located in Wallace, Idaho (the “Galena Complex” and its Cosala Operations located in the State of Sinaloa, Mexico (the “Cosala Operations”), as each such Project is further described in Schedule 1.1(hhh), together, in each case, with all Mineral Properties associated with or forming part of such project.

(iii)	Promissory Notes means the senior secured promissory notes of the Borrower in substantially the form attached hereto as Exhibit A, issued pursuant to Section 2.1(b) hereof.

(jjj)

Properties means all real property rights, titles and interests, whether surface, subsurface, mineral, water or otherwise, and all fee interests, mineral concessions, other mineral or surface leases, rights of use, access rights, concessions, licenses, claims, rights, titles or interests, and all related, associated or appurtenant rights, in each case howsoever characterized or designated, that are owned, leased, held, or controlled, directly or indirectly by a Credit Party or by a Subsidiary of a Credit Party, with such rights, titles and interests described with respect to each Project in Schedule 1.1(jjj), together with all right, title and interest hereafter acquired by any Credit Party or Subsidiary of a Credit Party in or adjacent to the interests described in Schedule 1.1(jjj) and the lands subject to any Instrument.

(kkk)	Quarterly Date means each March 31, June 30, September 30 and December 31 of each Year.

(lll)

Repayment Event means the occurrence of any one of the following at any time prior to the Maturity Date, which has not been approved in advance by the Lender: (a) the sale, assignment, transfer or other disposition by a Credit Party, directly or indirectly, in one or more transactions, of any interest in any Project; (b) the entry by any Credit Party into a partnership, limited liability company, joint venture or other cooperative arrangement with one or more third Persons, which has the effect or is intended to have the effect of granting to any such Person or Persons, directly or indirectly, the right to own, or right to acquire, more than twenty percent (20%) of a Credit Party’s right to manage and operate any Project or of a Credit Party’s aggregate right, title or interest in any Project; (c) the sale, assignment, transfer or other disposition by a Credit Party, directly or indirectly, of the right to manage and operate any Project; (d) the entry into or grant of any Royalty, Streaming Transaction, offtake agreement, supply agreement, sales agreement or other Instrument relating to the sale, conveyance, transfer or grant of an interest in Metals produced at or from any Project; or (e) the agreement by a Credit Party to enter into or undertake any of the foregoing or to enter into an agreement with respect to the foregoing.

(mmm)	Representative means any director, officer, partner, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of a Person.

(nnn)

Required Lenders means until such time as all of the obligations under the Senior Facility are discharged, Lenders holding more than fifty percent 50% of the outstanding principal balance of the Loan, and after the discharge of all of the obligations under the Senior Facility, Lenders holding more than fifty percent 50% of the outstanding principal balance of the sum of (i) the Loan and (ii) the Pari Passu Facility.

(ooo)

Royalty means any share of mineral production, including a gross smelter return royalty, net smelter return royalty, overriding royalty, non-participating royalty, production payment, net profit interest, gross proceeds royalty and all other mineral royalties of every type and characterization.

(ppp)

Senior Facility means that certain senior secured facility agreement dated as of August 7, 2013 which was subsequently amended by that certain first amendment to senior secured facility agreement dated as of June 30, 2015 among U.S. Silver, the Senior Lenders and the additional loan parties identified therein entered into including all annexes, exhibits and schedules thereto, as the same may be further amended, modified, restated, supplemented or replaced from time to time.

(qqq)

Senior Lenders means, collectively, Royal Capital Management Corp., for itself and on behalf of the other Senior Lenders in its capacity as Security Agent under the Senior Facility, Mark Shoom and Stephen Rider, together with their respective successors and permitted assigns.

(rrr)	Scheduled Maturity Date means February 11, 2017.

(sss)

Securities Laws means all Governmental Requirements applicable to Equity Interests and the issuance and trading of Equity Interests and the respective rules and regulations applicable thereto together with all binding policy statements, national instruments, orders, blanket rulings, mandatory guidelines and other applicable regulatory acts and instruments, together with all regulations, policies, rules or requirements imposed by any applicable securities exchange, trading platform or other similar Person.

(ttt)	Security Agent has the meaning specified in Section 10.1.

(uuu)

Security Agreement means (a) each general security agreement given by a Credit Party for the benefit of the Lender, (b) each other Instrument whereby a Credit Party subordinates its rights to receive payment of any amounts from any other Credit Party to the complete payment in full of the Obligations, and (c) any other security agreement or other Instrument by which the Lender obtains a Lien in or on any personal property or assets of a Credit Party to secure the Obligations, together with all amendments, modifications, supplements, extensions, revisions and restatements thereof in accordance with its terms.

(vvv)

Security Documents means each Guarantee, each Security Agreement, each Equity Interest Pledge Agreement, together, in each case, with all amendments, modifications, supplements, extensions, revisions and restatements thereto or thereof in accordance with their respective terms, all schedules and exhibits attached thereto and all financing statements, personal property security act filings and other Instruments required to be filed or recorded or notices required to be given in order to authenticate and perfect the Liens created by the foregoing and all other Instruments now or hereafter delivered by any Credit Party to the Lender in connection with this Agreement or any transaction contemplated hereby to secure the payment or performance of the Obligations.

(www)	Shares means the common shares of no par value in the capital of the Borrower.

(xxx)	Streaming Transaction means a contractual right to sell or purchase Metals (whether all or any portion thereof) produced at or from one or more Project.

(yyy)

Subsidiary means, in respect of any Person at any date, (a) any corporation, company, limited liability company, association, joint venture or other business entity of which securities, membership interests or other ownership interests representing fifty percent (50%) or more of the voting power of all equity interests are owned or held, directly or indirectly, by such Person, (b) any partnership, limited liability company or joint venture wherein the general partner, managing partner or operator is, directly or indirectly, such Person, or (c) any other Person that is otherwise directly or indirectly controlled by such Person.

(zzz)	Taxes has the meaning specified in Section 3.6(a).

(aaaa)

Tradable Shares means Shares that are fully paid, duly issued and non-assessable; shall be evidenced by original certificates issued by the Borrower reflecting the Lender as the owner thereof; shall be free of Liens or other claims of rights or interests by third Persons therein; and shall be free of contractual restrictions or obligations (excluding any restrictive legend required to be included on the certificates in connection with applicable Securities Laws).

(bbbb)	Trading Day means a day on which the TSX or such other public stock exchange on which the Shares are principally traded is open and on which Shares are traded.

(cccc)	TSX means the Toronto Stock Exchange.

(dddd)

TSX Conditional Approval Letter means the letter issued by the TSX to the Borrower on February 9 . 2016 confirming the TSX’s conditional approval of the listing of up to an additional 30,000,000 Shares of the Borrower issuable upon the exercise of the Warrants.

(eeee)

VWAP means Volume-Weighted Average Price, being the price per Share calculated by dividing (a) an amount equal to the total value of Shares traded during a particular time period, by (b) an amount equal to the total volume of Shares traded over that particular time period, which shall be based on the price and volume quotes provided by the TSX or such other applicable public stock exchange and published by Bloomberg, which amount shall be calculated by the Lender and deemed to be accurate absent manifest error.

(ffff)

Warrants means the common share purchase warrants in substantially the form attached hereto as Exhibit B issued by the Borrower in favour of each Lender on a pro rata basis in accordance with the principal amount of the Promissory Note registered in the name of each Lender for an aggregate of 30,000,000 Shares.

(gggg)	Year means a calendar year.

1.2	Accounting Principles.

All accounting terms not otherwise defined herein shall be construed, all financial computations required under this Agreement shall be made, and all financial information required under this Agreement shall be prepared, in accordance with GAAP applied on a consistent basis except as specifically provided herein.

1.3	Other Definitional Provisions; Date and Time References.

(a)

Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the Schedules, the other Loan Documents and any certificate or other document made or delivered pursuant hereto.

(b)

The words hereof, herein and hereunder and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(c)	The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(d)	The word including means including without limitation or including, but not limited to, and does not create or denote a limitation.

(e)	Unless otherwise expressly indicated, each reference to a time or date in any Loan Document shall be to the date and time in Toronto, Canada.

(f)

Unless otherwise expressly indicated, references to contracts, agreements or instruments are deemed to include all present and future amendments, supplements, restatements or replacements to or of such contracts, agreements or instruments.

(g)

Unless otherwise expressly indicated, references to any legislation, statutory instrument or regulation or a section or other provision thereof is a reference to the legislation, statutory instrument, regulation, section or other provision as amended, restated or re- enacted from time to time.

Article 2
LOAN; USE OF PROCEEDS

2.1	Loan/Borrowing Procedure/Evidence of Indebtedness.

(a)

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Credit Parties set forth herein and in the other Loan Documents, the Lenders agree to loan to the Borrower $2,900,000 (the Loan). Each Lender shall make advances available hereunder on the basis of such Lender’s Commitment, as set forth in Exhibit C annexed hereto.

(b)	The Loan made by the Lenders shall be evidenced by one or more Promissory Notes executed and delivered by the Borrower in favour of each of the Lenders in the amount of such Lender’s Commitment.

2.2	Repayment of Loan

The principal amount of the Loan, together with interest thereon and all fees, costs and other amounts then owing, shall be due and payable in full on the Maturity Date. The Borrower covenants and agrees to repay the Loan, together with interest thereon, in accordance with the terms of this Agreement.

2.3	Use of Proceeds

The Borrower will utilize the Loan solely to fund general corporate and administrative expenditures substantially in accordance with the budget attached as Schedule 2.3.

Article 3
PROCEDURE AND PAYMENT

3.1	Interest.

(a)

General. On each Interest Payment Date, the Borrower shall pay to the Lender interest on the Loan with respect to each quarterly period ending on the Quarterly Date immediately prior to such Interest Payment Date, at a rate of interest per annum based on a 360-day year basis equal to (a) the Interest Rate or (b) the Default Rate, as applicable. Interest accruing at the Default Rate shall be payable on demand. Accrued but unpaid interest on the Loan shall be payable in full on the MaturityDate.

(b)

Default Interest. Interest on the Loan shall accrue and shall be payable by the Borrower at the Default Rate during all periods when any amounts payable by the Borrower as principal repayments, interest payments, expense payments or other amounts are due and payable hereunder, whether by acceleration or otherwise, but remain unpaid by the Borrower. Without prejudice to the rights of the Lender under the preceding sentence, the Borrower shall indemnify the Lender against any direct loss or expense which the Lender may sustain or incur as a result of the failure by the Borrower to pay the Loan when due.

A certificate or other notice of the Lender submitted to the Borrower setting forth the basis for the determination of Default Rate interest due and of the amounts necessary to indemnify the Lender in respect of such loss or expense, shall constitute evidence of the accuracy of the information contained therein in the absence of manifest error and, absent notice from the Borrower of such error, shall be conclusive and binding for all purposes. Interest accruing at the Default Rate shall be payable on demand in immediately available funds in Dollars.

(c)

Payment of Interest by Delivery of Tradable Shares. At the option of the Lender in its sole discretion, as evidenced by a written notice thereof delivered to the Borrower no more than three (3) Business Days prior to each Quarterly Date, the Borrower shall pay interest on the Loan in either immediately available funds in United States Dollars or, subject to TSX approval, by delivery of Tradable Shares (the Interest Shares) to the Lender, with such payment being due on the Interest Payment Date immediately following such Quarterly Date. If the Lender does not deliver a written notice within the aforementioned period of time, then the Lender will be deemed to have elected to have interest payable to it on the relevant Interest Payment Date by delivery of Interest Shares. The number of Interest Shares which are required to be delivered by the Borrower to the Lender in satisfaction of any interest payment payable by the delivery of Interest Shares shall be included in the notice provided by the Lender and shall be determined by the Lender by calculating the quotient of (i) the United States Dollar amount of the interest on the Loan which is due as of the Quarterly Date immediately prior to such Interest Payment Date (as converted into Canadian Dollars by the Lender by reference to the noon spot rate as published by the Bank of Canada on the business day preceding the applicable Interest Payment Date), divided by (ii) the Market Price on such Quarterly Date immediately prior to such Interest Payment Date. Payment of interest on the Loan by the delivery of Interest Shares shall be deemed satisfied upon irrevocable delivery of the appropriate number of Interest Shares to the Lender on each Interest Payment Date.

(d)

Fractional Interests. The Borrower shall not be required to issue fractional Interest Shares upon payment of interest on the Loan in Interest Shares. If any fraction of a Share would, except for the provisions of this Section 3.1(d), be issuable upon payment of interest on the Loan in Interest Shares (or specified portion thereof), the Borrower shall issue to the Lender one (1) share for a fraction of an Interest Share greater than or equal to 0.50 and shall issue zero (0) shares for a fraction of an Interest Share less than 0.50.

3.2	Repayment of the Loan

(a)	Principal Repayment. The Loan is due and payable in full on the Maturity Date.

(b)

Voluntary Prepayment. Upon not less than five (5) Business Days’ prior written notice to the Lender, the Borrower may at any time prepay the entire amount of the Loan without penalty. Upon the giving of notice of prepayment, which shall be irrevocable, the prepayment, together with all interest accrued through the prepayment date, shall be due and payable on the date set forth therein. Any such voluntary prepayment of the Loan shall be in a minimum amount of the full amount of the Loan then outstanding. Amounts prepaid by the Borrower may not be re- borrowed by the Borrower.

(c)

Mandatory Prepayment. The Borrower will prepay an amount equal to 125% of the Loan together with accrued interest thereon in full upon the repayment date specified in a written notice received by the Borrower from the Lender stating that the Lender requires the Loan to be repaid as a result of the occurrence of a Repayment Event. Amounts prepaid by the Borrower may not be re- borrowed by the Borrower.

(d)

Illegality. If the Lender shall notify the Borrower that a Change in Law makes it unlawful, or that any central bank or other Governmental Authority asserts that it is unlawful for the Lender to perform its obligations under this Agreement to maintain the Loan of the Lender then outstanding hereunder, the Borrower shall, no later than 11:00 a.m. (Toronto time) on or before the date that is the earlier of (i) the date that is thirty (30) days after such notice is provided, or (ii) the earliest date required by applicable Governmental Requirements or Change in Law, prepay all of the Loan made by the Lender then outstanding, together with accrued interest on the principal amount prepaid to the date of such prepayment.

3.3	Priority of Prepayments

All prepayments made by the Borrower shall be applied first to any amounts (other than principal or interest) then payable by any Credit Party hereunder or under any other Loan Documents, then to accrued and unpaid interest on the Loan, so prepaid, then to the principal amount of the Loan.

3.4	Payments and Computations

Except as otherwise expressly provided in this Agreement, payments by the Borrower pursuant to this Agreement or any other Loan Document, whether in respect of the Loan, interest or otherwise (other than interest or fee payments made by delivery of Shares), shall be made by the Borrower to the Lender not later than 12:00 noon (Toronto time) on the date due by delivery of Dollars in immediately available funds to an account designated in writing by each applicable Lender from time to time at least two (2) Business Days before any such due date. Except as otherwise expressly provided in this Agreement, payments by the Borrower pursuant to this Agreement or any other Loan Document of interest, fees or other amounts in Shares shall be made by the Borrower to the Lender not later than 12:00 noon (Toronto time) on the date due by delivery of one or more duly authorized and issued Share certificates evidencing the number of Shares then due, issued in the name of the Lender or such Affiliate of the Lender as designated by the Lender in writing. All payments under this Agreement to be made by the delivery of Shares shall be made by the delivery of Tradable Shares. All decisions with respect to the payment of interest, fees or other amounts under this Agreement by either (a) the delivery of Tradable Shares, or (b) the payment of immediately available funds, shall be made by the Lender in its sole discretion. All payments in immediately available funds shall be made in Dollars. For the purposes of converting any amount from or into Dollars or any other currency, the parties shall use the noon spot rate as published by the Bank of Canada on the preceding Business Day. All payments hereunder, whether by delivery of Tradable Shares or of United States Dollars, shall be made by the Borrower without set off, deduction, withholding or counterclaim not later than on the date when due. Any payments received hereunder after the time and date specified in this Section 3.4 shall be deemed to have been received by the Lender on the next following Business Day. All interest shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest is payable over a year comprised of three hundred sixty (360) days. Whenever any payment to be made hereunder shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest, if any, in connection with such payment.

3.5	Increased Costs

(a)	Increased Costs Generally. If any Change in Law shall:

(i)

impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, the Lender;

(ii)

subject the Lender to any Taxes and Other Taxes payable by the Lender (other than Excluded Taxes or withholding Taxes or Other Taxes addressed in Section 3.6) with respect to this Agreement or the Loan, or change the basis of taxation of payments (in each case, except for a Change in Law in respect of a change in the rate of tax) to the Lender in respect thereof; or

(iii)	impose on the Lender any other condition, cost or expense affecting this Agreement or the Loan made by the Lender;

and the result of any of the foregoing shall be to increase the cost to the Lender of maintaining the Loan, or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount) then, upon request of the Lender, the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered. The Lender agrees to use reasonable efforts to avoid or to minimize any amounts which might otherwise be payable pursuant to this Section 3.5, at the cost and expense of the Borrower.

(b)

Certificates for Reimbursement. A certificate of an authorized officer of the Lender setting forth the amount or amounts necessary to compensate the Lender or the Lender’s Affiliate, as the case may be, as specified in paragraph (a) of this Section 3.5 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay the Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof. Contemporaneously with such certificate the Lender shall provide the Borrower with reasonable supporting evidence of the amounts claimed to be due from the Borrower to the Lender and the steps Lender took to minimize such amounts.

(c)

Delay in Requests. Failure or delay on the part of the Lender to demand compensation pursuant to this Section 3.5 shall not constitute a waiver of the Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate the Lender pursuant to the foregoing provisions of this Section 3.5 for any increased costs incurred or reductions suffered more than six months prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).

3.6	Taxes.

(a)

General. Any and all payments and the delivery of any and all certificates, Shares, securities or other property or consideration by the Borrower or any other Credit Party hereunder shall be made in full, free and clear of and without deduction or withholding for any and all present or future taxes, levies, duties, imposts, assessments, deductions, charges, withholdings or other similar amounts, and all liabilities with respect thereto imposed on the Borrower or any Credit Party, other than Excluded Taxes (all such non- excluded taxes, levies, duties, imposts, assessments, deductions, charges, withholdings and liabilities being hereinafter referred to as Taxes). If the Borrower or any other Credit Party shall be required by law to deduct or withhold any Taxes from or in respect of any such payment, certificate, Share, security or other property or consideration payable or deliverable hereunder to the Lender, (i) the sum payable and the certificates, Shares, securities and other property or consideration so deliverable shall, subject to applicable law, be increased as may be necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums, certificates, Shares, securities and other property or consideration payable or deliverable under this Section 3.6) the Lender receives an amount and certificates, Shares, securities and other property or consideration as the case may be equal to the amount and certificates, Shares, securities and other property or consideration it would have received had no such deductions or withholdings been made, (ii) the Borrower or the Credit Party shall make such deductions or withholdings and (iii) the Borrower or other Credit Party shall pay the full amount required to be deducted or withheld to the relevant taxation authority or other authority in accordance with applicable law and within the time for payment prescribed by applicable law. If the Lender receives a credit against or a refund of Excluded Taxes for any amounts deducted or withheld, the Lender shall deliver to the Borrower the amount of such credit or refund.

(b)

Other Taxes. In addition, the Borrower agrees to pay any present or future stamp, sales, use or documentary taxes or any other excise or property taxes, charges, duties or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, any of the Loan Documents, or any Instrument contemplated thereby (hereinafter referred to as Other Taxes), other than Excluded Taxes.

(c)

Tax Indemnity. The Borrower hereby indemnifies the Lender for, and agrees to hold the Lender harmless from, the full amount of all Taxes and Other Taxes payable by the Lender (other than Excluded Taxes) and any liability, cost or amount (including penalties, interest and expenses) arising therefrom or with respect thereto.

(d)

Payment of Taxes. Within thirty (30) days after the date required for payment of any Taxes or Other Taxes required to be deducted or withheld by the Borrower in respect of any payment or delivery to the Lender, the Borrower will furnish to the Lender a form of evidence of payment thereof acceptable to the Lender in its sole discretion, acting reasonably.

(e)

Delivery of Documentation. Each Lender shall deliver to the Borrower, at the time or times prescribed by applicable law or when reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law or by the relevant Governmental Authority and such other reasonably requested information as will permit the Borrower to determine (i) whether or not payments made by the Borrower hereunder or under any other Loan Document are subject to Taxes, (ii) if applicable, the required rate of withholding or deduction, and (iii) such Lender's entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Lender by the Borrower pursuant to this Agreement or otherwise to establish such Lender's status for withholding tax purposes in the applicable jurisdictions.

(f)

Survival. Without prejudice to the survival of any other agreement hereunder, the agreements and obligations contained in this Section 3.6 shall survive the payment in full of the Loan, interest thereon and any other amounts due hereunder.

3.7	Interest Act of Canada

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365- day year, the yearly rate of interest to which the rate used in such calculation is equivalent to the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

3.8	Interest on Money in Arrears

If (a) a Security Document creates a mortgage on real property or a hypothec on immovables, or (b) the Default Rate is determined to be unenforceable by a court of competent jurisdiction in a final and non- appealable judgment, then, in either case, the Default Rate shall be equal to the Interest Rate; provided that without limiting the effect of clause (b), nothing in clause (a) shall preclude the applicability of the Default Rate where (x) a Security Document that creates a mortgage on real property or a hypothec on immovables also creates a Lien on other property and assets or (y) the principal of or interest on the Loan or any fee or other amount payable by the Borrower under the Loan is also secured by a Lien other than a mortgage on real property or a hypothec on immovable.

3.9	Usury

If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest; and

(b)

thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada), in each case, if necessary, to be effected by repayment by the Lender to the Borrower of any amount already received by the Lender that would be reduced by this Section (it being agreed that the Lender may elect whether to effect such repayment and reduction by return of shares or by payment of the applicable amount in cash to the Borrower).

Article 4
COLLATERAL SECURITY

4.1	Security Documents.

(a)

Each Credit Party further represents, warrants and agrees that each such Security Document constitutes valid, effective and continuing security for the due, prompt and complete repayment of the Loan, the payment of all other amounts due hereunder, and for the prompt and complete performance of all other Obligations, whensoever arising.

(b)

The Credit Parties further agree to grant, execute and deliver to the Lender all such Security Documents to which each of them is a party, in each case as and when contemplated by this Agreement or any other Loan Document.

4.2	Recordings and Filings of Security Documents

The Lender will record, register or file with or deliver to appropriate Governmental Authorities, account debtors or other Persons, the Security Documents, as necessary or appropriate, at the Borrower’s expense, together with all other Instruments necessary to establish, attach, protect, maintain or perfect the Liens of the Lender, each with the Agreed Priority.

4.3	Protection of Security Document Liens

Each Credit Party hereby authorizes the Lender to file such financing statements and other agreements, documents, registrations, filings or Instruments with such Governmental Authorities in such jurisdictions as it reasonably determines to be desirable and to take such other actions as the Lender determines to be necessary or desirable to legalize, authenticate, protect, perfect, continue and maintain the perfection of the Liens in the Collateral identified in the Security Documents. The Credit Parties agree to cooperate with the Lender in delivering all share certificates and other certificates (together with transfer powers of attorney executed in blank), if any, of Equity Interests pledged pursuant to a Security Document and in undertaking and completing all recordings, filings, registrations and other actions required in connection with the Security Documents, and the Credit Parties further agree to promptly take all such other actions as the Lender may reasonably determine to be necessary or appropriate to confirm, perfect, continue, maintain and protect the perfection of the Liens granted by the Security Documents.

4.4	Validity of Liens

Each Credit Party hereby agrees that notwithstanding any provision of any other Loan Document to the contrary, (a) the Liens created pursuant to each Security Document shall secure all Obligations of the Credit Party which is a party thereto and (b) the Security Documents create valid security interests in, and Liens on, the Collateral purported to be covered thereby, which security interests and Liens are currently perfected security interests and Liens, or will be perfected security interests and Liens in accordance with the requirements specified in such Security Documents or elsewhere in this Agreement, each with the Agreed Priority.

4.5	Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default, the Lender is hereby authorized at any time and from time to time, without notice to the Borrower or any other Credit Party (any such notice being expressly waived by the Borrower and the other Credit Parties), to set off and apply any and all deposits (general or special, time or demand, provisional or final), at any time held and other indebtedness at any time owing by the Lender to or for the credit or the account of any Credit Party against any and all of the Obligations of any Credit Party now or hereafter existing, although such Obligations may be contingent and unmatured. The Lender agrees promptly to notify the Borrower and the appropriate Credit Party after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Lender under this Section 4.5 are in addition to other rights and remedies (including, without limitation, other rights of set- off) which the Lender may have.

Article 5
CONDITIONS PRECEDENT

5.1	Conditions Precedent to the Effectiveness of this Agreement

Upon the satisfaction (or waiver by the Lender in its sole discretion) of each of the following conditions precedent, this Agreement shall become effective (with the date of such satisfaction or waiver of each of the following conditions precedent being the Effective Date):

(a)	The Lender or its counsel shall have received the following in form and substance as shall be satisfactory to the Lender:

	(i)	this Agreement, duly executed by the Borrower and the applicable Credit Parties;

	(ii)	the Promissory Notes, duly executed by the Borrower;

	(iii)	the Warrants, duly executed by the Borrower;

(iv)

each other Security Document, each duly executed by the applicable Credit Party, together with any financing statements, filings or other Instruments for filing or registration, notarizations thereof, notices with respect thereto or other Instruments, including applicable estoppel letters, determined by the Lender, acting reasonably, to be necessary or desirable to establish, maintain, continue and perfect the Liens established pursuant to the Security Documents (other than in respect of the Projects);

(v)	to the extent not specifically referenced, each other Loan Document, duly executed by the applicable Credit Party or its Subsidiaries, as appropriate;

(vi)	a certificate for each Credit Party from its jurisdiction of incorporation or organization confirming the due organization and good standing of such Credit Party in such jurisdiction, as applicable;

(vii)

evidence satisfactory to the Lender that all Shares issuable pursuant to this Agreement have been authorized for issuance and all provisions pertaining to the issuance of Shares to the Lender contained in this Agreement comply with applicable Governmental Requirements, including applicable Securities Laws and that such issuance of Shares shall comply with applicable Governmental Requirements, including applicable Securities Laws; and

(viii)	the TSX Conditional Approval Letter;

(b)	all representations and warranties made by the Credit Parties herein and in any other Loan Document shall be true and correct;

(c)

all approvals, consents and authorizations of Governmental Authorities or other Persons required in connection with this Agreement and the other Loan Documents, if any, shall have been obtained and remain in effect;

(d)

there shall be no pending or threatened (in writing) action or proceeding before any Governmental Authority against or affecting any Credit Party or any Project which could reasonably be expected to have a Material Adverse Effect on any Credit Party;

(e)

the Lender shall have received, in form and substance satisfactory to the Lender, search results from all relevant jurisdictions wherein a Credit Party conducts business or owns property, pertaining to all Lien filings, registrations and records appearing in such jurisdiction, together with copies of any documents, filings and Instruments on file in such jurisdictions;

(f)	the Lender shall be satisfied with the form of the Loan Documents;

(g)

the Credit Parties shall have made all public disclosures (including all information material to the Credit Parties and the Project) and submitted all applications, reports and information, and taken all other actions necessary, to comply in all material respects with applicable Securities Laws, and the Lender shall have confirmed such compliance to its satisfaction;

(h)

each Credit Party shall have performed and complied with all agreements and conditions herein and in the other Loan Documents required to be performed and complied with on or prior to the Effective Date, except those agreements and conditions waived by the Lender;

(i)	no Default or Event of Default shall have occurred and be continuing on such date; and

(j)

there shall not exist any litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to any Credit Party or its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect, or which could reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Loan Document, that has not been settled, dismissed, vacated, discharged or terminated.

Article 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties of the Credit Parties

Each of the Credit Parties, for itself and on behalf of each of its Subsidiaries, hereby represents and warrants to the Lender as follows:

(a)

Qualification and Organization. It has all requisite corporate, partnership or limited liability company power and authority to enter into this Agreement and the other Loan Documents to which it is a party and to carry out the transactions contemplated hereby and thereby. It is otherwise duly qualified to do business as a foreign corporation or other applicable entity in each jurisdiction where the nature of its business or properties requires such qualification except where failure to do so could not reasonably be expected to have a Material Adverse Effect. It is a corporation, partnership or a limited liability company, duly incorporated or organized (respectively), validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable.

(b)

Authorization; No Conflict. The execution, delivery and performance by it of this Agreement and of the other Loan Documents to which it is a party have been duly authorized by all necessary shareholder, manager, partner, member and corporate action on the part of such Credit Party or Subsidiary thereof and do not and will not (i) contravene the articles of incorporation, articles, charter or by-laws, operating agreement, notice of articles or similar constituent documents of such Credit Party or Subsidiary thereof; (ii) violate any provision of any Governmental Requirement, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to such Credit Party or Subsidiary thereof unless such violation could not reasonably be expected to have Material Adverse Effect; (iii) result in a breach of or constitute a default under, or require the consent of any Person pursuant to, any agreement to which any Credit Party or Subsidiary thereof is a party or by which any such Credit Party, any Subsidiary thereof or any of their respective properties may be bound or affected other than the Senior Facility, the Pari Passu Facility or where the such breach, default or failure to obtain such consent could not reasonably be expected to have a Material Adverse Effect; or (iv) result in, or require, the creation or imposition of any Lien (other than Liens arising under the Security Documents) upon or with respect to any of the properties now owned by any Credit Party or any Subsidiary thereof and, to the knowledge of each Credit Party, no Credit Party or Subsidiary thereof is in default in any material respect under any such Governmental Requirement, writ, judgment, injunction, decree, determination or award or any such indenture, agreement, lease or instrument.

(c)

Governmental and Other Consents and Approvals. No authorization or approval or other action by or consent of, and no notice to or filing or registration with, any Governmental Authority or any other Person is required (i) for the due execution and delivery of the Loan Documents, and the incurrence and due performance of, the financial obligations of the Credit Parties or any Subsidiary thereof under this Agreement or any other Loan Document, or (ii) except for ongoing filings obtained in the ordinary course of the Credit Parties’ business, for the due performance of all other Obligations of the Credit Parties or any Subsidiary thereof under this Agreement or any other Loan Document, except for such authorizations, approvals or other actions as have been obtained or notices or filings as have been made.

(d)

Binding Obligations. This Agreement and each of the other Loan Documents constitutes a legal, valid and binding obligation of each of the Credit Parties and/or each Subsidiary thereof that is a party thereto, enforceable against such Credit Party or Subsidiary thereof that is a party thereto in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws or equitable principles affecting enforcement of creditors’ rights generally at the time in effect).

(e)

Litigation. There is no claim, action, lawsuit, proceeding, arbitration or investigation pending or, to the knowledge of the Credit Parties, threatened in writing against or involving any Credit Party or any Subsidiary thereof or any Project or any portion thereof, which alleges the violation of any Governmental Requirement, or which questions the validity of this Agreement or any of the other Loan Documents or any action taken or to be taken pursuant to this Agreement or any of the Loan Documents, which involves any Material Agreement, or which could reasonably be expected to result, either in any case or in the aggregate, in a Material Adverse Effect on a Credit Party.

(f)

Information Accurate. All reports, certificates, status updates and other written information (excluding projections and budgets) delivered to the Lender are true, accurate and complete in all material respects as of the date noted thereon. None of the written information delivered to the Lender by any Credit Party or Subsidiary thereof in connection with this Agreement or the transactions contemplated hereby or in connection with the business of the Credit Parties or the Project contained any material misstatement of fact or omits to state a material fact as at the date it was provided, and all projections contained in any such information, exhibits or reports, were based on reasonable assumptions, and to the knowledge of the Credit Parties all calculations contained in such projections were accurate in all material respects, and such projections presented the then-current good faith estimate of the future business, operations and affairs of such Credit Party or Subsidiary thereof.

(g)

Capital Structure. As of the date hereof, each Credit Party and each Subsidiary thereof has the number of Equity Interests specified in Schedule 6.1(g). All Equity Interests identified in such Schedule are duly and validly issued and are fully paid and non- assessable. The Borrower has duly authorized sufficient Shares to permit the satisfaction of any obligation to issue Shares to the Lender as described herein (including with respect to the issuance of Shares with respect to the Interest Shares). Except as set out in Schedule 6.1(g), neither the Borrower nor any Credit Party has any outstanding warrants, options, preferential rights or other obligations to issue additional shares or other Equity Interests, including any stock or securities convertible into or exercisable or exchangeable for any shares of its capital stock or any rights or options to purchase any of the foregoing, or to convert any existing Indebtedness to Equity Interests in a Credit Party. No Credit Party or Subsidiary is a party to or subject to a shareholders agreement, voting agreement, proxy agreement, lock-up or other similar agreement with respect to the ownership or control of Equity Interests of a Credit Party or a Subsidiary of a Credit Party.

(h)

Foreign Corrupt Practices. No Credit Party or, to the knowledge of any Credit Party, any Affiliate of a Credit Party or any Representative acting on behalf of a Credit Party or any of its Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic governmental official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, Corruption of Foreign Public Officials Act (Canada), as amended, or other similar Governmental Requirements applicable to any Credit Party; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

6.2	Representations and Warranties of the Lender

The Lender hereby represents and warrants to the Borrower that it:

(a)	has not received or been provided with an offering memorandum or similar document in connection with the Agreement;

(b)	has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Borrower;

(c)	is entering into the Agreement as principal for its own account for investment only, and not with a view to resale or distribution;

(d)

understands that the Tradable Shares and Shares issuable pursuant to this Agreement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements; and

(e)

has not entered into the Agreement as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

Article 7
AFFIRMATIVE COVENANTS OF THE CREDIT PARTIES

Until full and final payment and performance of the Obligations and the termination of this Agreement, each of the Credit Parties shall, unless the Lender otherwise consents in writing (which consent the Lender may grant or withhold in its sole discretion), perform all covenants in this Article 7.

7.1	Compliance with Laws, Etc.

Each Credit Party shall comply, and shall cause each of its Subsidiaries to comply, in all material respects, with all applicable Governmental Requirements, including Environmental Laws, and each Credit Party shall own, operate and manage, and shall cause each of its Subsidiaries to own, operate and manage, the Project in compliance in all material respects with all applicable Governmental Requirements, including Environmental Laws except where failure to do so could not reasonably be expected to have a Material Adverse Effect. Each Credit Party shall pay, and shall cause each Credit Party and each Subsidiary thereof to pay, all Taxes, assessments, and governmental charges imposed upon them or their respective property before the same become delinquent, except to the extent contested in good faith and adequately reserved for in accordance with GAAP to such Credit Party or Subsidiary thereof.

7.2	Inspection

At any reasonable time during normal business hours and from time to time, on reasonable notice, each Credit Party shall permit, and shall cause each of its Subsidiaries to permit, the Lender and its Representatives to examine and make copies of and abstracts from the records and books of account of, and to visit the properties of, each Credit Party and each Subsidiary thereof and to discuss the affairs, finances and accounts of each Credit Party or any Subsidiary thereof with any Representative of a Credit Party or any Subsidiary thereof. At any time when a Default or Event of Default has occurred and is continuing, the cost and expense of all site visits and inspections by the Lender or its Representatives shall be for the account of the Credit Parties.

7.3	Keeping of Records and Books of Account

Each Credit Party shall keep, and shall cause each of its Subsidiaries to keep, adequate records and books of account, in which complete entries shall be made reflecting all financial transactions of each Credit Party and each Subsidiary thereof, and with respect to each Credit Party and each Subsidiary thereof on a consolidated basis, the foregoing shall be in accordance with GAAP as it relates to each Credit Party and each Subsidiary thereof at such point in time, and in each case, consistently applied.

7.4	Preservation of Existence, Etc.

Each Credit Party shall preserve and maintain, and shall cause each of its Subsidiaries to preserve and maintain, its respective corporate (or, as applicable, other) existence, rights, franchises and privileges in the jurisdiction of their incorporation or formation; and, each Credit Party will qualify and remain qualified, and will cause each of its Subsidiaries to qualify and remain qualified, as a foreign entity in each jurisdiction in which such qualification is necessary or desirable in view of their business and operations or the ownership of their properties except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

7.5	Conduct of Business

Each Credit Party shall engage solely, and will cause each Credit Party and each of its Subsidiaries to engage solely, in the business of developing and operating the Projects, and other activities incident thereto, in accordance with generally accepted industry practices. Each Credit Party shall use commercially reasonable efforts, and shall cause each of its Subsidiaries to develop, manage, operate and use the Projects in accordance with prudent industry practices.

7.6	Notice of Default

The Borrower shall furnish to the Lender as soon as possible and in any event within three (3) Business Days after the occurrence of each Event of Default or Default continuing on the date of such statement, a statement of the president or chief financial officer of the Borrower, setting forth the details of such Event of Default or Default, and the action which the Borrower is taking or proposes to take with respect thereto.

7.7	Maintenance of Unissued Shares; Compliance with Securities Laws; TSX Listing and Compliance.

(a)

Forthwith after the Effective Date, if applicable, and any applicable Interest Payment Date, the Borrower shall file such forms and documents as may be required by Securities Laws and the TSX relating to the issuance of any Tradable Shares.

(b)

The Borrower shall, and shall cause the other Credit Parties to, comply with all applicable TSX rules and policies, including TSX quantitative and qualitative continued listing requirements except where failure to do so could not reasonably expected to have a Material Adverse Effect.

(c)

The Borrower will at all times maintain sufficient authorized but unissued Shares to meet its obligations hereunder (including with respect to interest payments), and all Shares issued to the Lender hereunder shall be Tradable Shares.

7.8	Maintenance of TSX Listing

The Borrower will use its commercially reasonable efforts to maintain the listing of the Shares and, to the extent issued, the Interest Shares, for trading on TSX or such other stock exchange that is reasonably acceptable to the Lender and to remain in good standing with such stock exchange in accordance with the rules and policies thereof. The Borrower will also use its commercially reasonable efforts to maintain its status as a “reporting issuer” in the Provinces of British Columbia, Alberta, Ontario and Quebec not in default of applicable securities laws in such Provinces.

7.9	Public Announcements

The Credit Parties will consult with the Lender prior to issuing any press release or other public announcement regarding this Agreement, the Lender (or any of its Affiliates) or the transactions contemplated hereby. The Credit Parties shall not make or issue any public announcement, press release, public statement or other public filing or issuance with respect to this Agreement, the transactions contemplated hereby, or the Lender (or any of its Affiliates), without the prior review, comment and approval of the Lender; provided, that if such public announcement, press release, public statement or other public filing or issuance is required by applicable Governmental Requirements, then the Lender shall not unreasonably withhold or delay its consent. The party proposing to make an announcement, press release, public statement or other public filing shall provide a copy of any such proposed public announcement, press release, public statement or other public filing or issuance to the Lender for review and comment, and the party proposing to issue any of the foregoing shall use its commercially reasonable efforts to provide such document to the Lender at least two (2) Business Days prior to release. The Credit Parties agree to incorporate any reasonable comments or changes proposed by the Lender. Any comments provided by the Lender shall not be considered certification by such party as to the accuracy, veracity or completeness of the information contained in such public announcement, press release, public statement or other public filing or issuance, or a confirmation or certification by the Lender that the content of such document complies with Securities Laws or other applicable Governmental Requirements.

7.10	Additional Guarantors

Each Credit Party shall ensure that on or prior to any Person becoming a Subsidiary of a Credit Party:

(a)	each such Person shall execute and deliver a Guarantee in favour of the Lender and shall join this Agreement as a Credit Party;

(b)	each such Person shall execute and deliver a Security Agreement;

(c)	each such Person shall execute and deliver such other Security Documents in favour of the Lender and grant such other security interests in favour of the Lender as the Lender may require;

(d)

the Lender shall have received evidence of registration or other perfection of all Security Documents in such jurisdictions as may be necessary or appropriate to ensure that such Security Documents create legal, valid, binding, enforceable security interests with the Agreed Priority;

(e)

the Lender shall have received all discharges, subordination agreements, waivers, confirmations and estoppels as the Lender may require to ensure that all Obligations are secured by Liens with the Agreed Priority on the property and assets of such Person; and

(f)	the Lender shall have received such other documents, certificates and Instruments as the Lender may request;

with each of the foregoing in form and substance reasonably satisfactory to the Lender.

7.11	Shares Delivered to the Lender

All Shares issued and delivered to the Lender as Interest Shares, shall be (a) fully paid, duly issued and non-assessable; (b) issued by the Borrower in original certificates reflecting the Lender (or its designee) as the owner thereof; and (c) free and clear of all Liens and other claims of right or interest by any third Person (other than those granted by the Lenders or their designees) and shall be free and clear of other contractual restrictions or obligations (other than those agreed to and entered into by the Lender).

Article 8
NEGATIVE COVENANTS OF THE CREDIT PARTIES

Until the full and final payment and performance of the Obligations and the termination of this Agreement, each of the Credit Parties shall, unless the Lender otherwise consents in writing (which consent the Lender may grant or withhold in its sole discretion), perform all covenants in this Article 8.

8.1	Use of Loan Proceeds

No Credit Party shall, and each Credit Party shall cause its Subsidiaries to not, use the proceeds of any Loan, or any portion thereof, for any purpose other than as expressly set forth in Section 2.3 hereof.

Article 9
[INTENTIONALLY DELETED]

Article 10
THE SECURITY AGENT

10.1	Appointment of Security Agent.

Royal Capital Management Corp., is hereby appointed by the Lenders as security agent (in such capacity the "Security Agent") for the purposes of this Agreement and the other Loan Documents, and Royal Capital Management Corp. hereby accepts such appointment upon the terms and conditions hereof.

10.2	Authority to Act for Lenders.

The Security Agent shall have the right and authority with full power of substitution to act for and on behalf of the Lenders with respect to each Loan Document to which any Lender is a party, including the right to create, accept, perfect and execute, as directed by the Required Lenders, such Loan Document and any and all amendments and renewals of such documents and, on behalf of the Lenders, to exercise in accordance with the provisions hereof the Lenders’ rights under such Loan Documents, and shall incur no liability to the other Lenders in connection with any failure to act thereunder as amended or renewed from time to time. The Security Agent is hereby authorized by the Lenders to execute, deliver and perform each of the Loan Documents to which the Security Agent is or is intended to be a party, and each Lender agrees to be bound by all of the agreements of the Security Agent contained in the Loan Documents.

10.3	Reliance.

The Security Agent shall be entitled to act upon any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication furnished, in each case in writing, hereunder or under any other Loan Document which it in good faith believes and on its face appears to be genuine, and it shall be entitled to rely upon the due execution, validity and effectiveness, and the truth and acceptability, of any provisions contained therein. The Security Agent shall not have any responsibility to make any investigation into the facts or matters stated in any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication furnished to it hereunder or under any other Loan Document.

10.4	Written Direction; Liability.

Except as otherwise provided in this Agreement and the other Loan Documents, the Security Agent:

(a)

shall only take such action under this Agreement and the other Loan Documents as it shall be directed in writing by the Required Lenders or otherwise in accordance with this Agreement or any of the other Loan Documents;

(b)

shall not give any direction or consent under this Agreement or any other Loan Document or enter into any agreement amending, modifying, supplementing or waiving any provisions of this Agreement or any other Loan Document unless it shall have been directed to do so in writing by the Required Lenders;

(c)

shall not be under any obligation or duty to take any action unless and until directed to do so by the Required Lenders in accordance with this Section 10.4. The Security Agent shall at any time be entitled to request directions from the Required Lenders as to the manner in which it should exercise any right, power or authority and may refrain from acting until such directions have been received.

The Security Agent shall not be required to exercise any discretionary power granted to it herein or in any Loan Document, but may act or refrain from acting upon the written direction of the Required Lenders. The Security Agent shall not be liable for any error of judgment or for any act done or omitted to be done by it in good faith or for any mistake of fact or law, or for anything which it may do or refrain from doing, except for its own gross negligence or wilful misconduct. The Security Agent shall not be required to risk, expend or advance any of its own moneys in performing its obligations hereunder and shall not be required to perform any act which would involve it incurring expense or liability until it has received sufficient funding therefor and has been indemnified to its reasonablesatisfaction.

10.5	Resignation, Replacement and Successor Agent.

The Security Agent at any time may resign as Security Agent hereunder and under the other Loan Documents, upon giving not less than thirty (30) days' notice in writing to the Borrower and the Required Lenders. The Security Agent may be removed as the Security Agent hereunder and under the other Loan Documents, by an instrument in writing signed by the Required Lenders. Upon resignation of the Security Agent, a successor Security Agent shall be appointed by the Required Lenders and, so long as no Event of Default has occurred and is continuing, with the consent of the Borrower, such consent not to be unreasonably withheld or delayed. No resignation or removal of the Security Agent and no appointment of a successor Security Agent shall be effective until the successor Security Agent has accepted its appointment hereunder. If no successor Security Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the date fixed for such resignation or such removal, the Security Agent may, at the expense of the Borrower, petition any court of competent jurisdiction for the appointment of a successor Security Agent. Such court may thereupon, after such notice, if any, as it may prescribe, appoint a successor Security Agent. Any successor Security Agent appointed pursuant to this Section 10.5 shall be a bank or trust company of international repute and suitable experience acting through a branch or office in Canada. Any successor Security Agent shall evidence its acceptance of the trust hereunder by executing and delivering to the Borrower, each Lender, and the Security Agent an instrument accepting its appointment as Security Agent hereunder, and thereupon such successor Security Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder with like effect as if originally named as Security Agent herein, and such predecessor shall have no further obligation or liability hereunder except for liability with respect to its acts or omissions prior to such succession pursuant to Section 10.4; nevertheless, on the request of any party hereto or such successor Security Agent, the Security Agent ceasing to act shall execute and deliver instruments transferring to such successor Security Agent all rights and powers of the Security Agent so ceasing to act, including any such instruments necessary to assign and/or novate the relevant Loan Documents, and shall deliver to such successor Security Agent all property held by it under the Loan Documents, provided that all indemnities in favour of the substituting or resigning Security Agent shall be retained by such substituting or resigning trustee.

Article 11
EVENTS OF DEFAULT

11.1	Event of Default

Each of the following events shall be an Event of Default hereunder:

(a)

Nonpayment. The Borrower shall fail to repay the Loan as and when due hereunder (whether at stated maturity, by prepayment, on demand or otherwise), or shall fail to pay interest hereunder when due (whether on a payment date, by prepayment, on demand or otherwise), or shall fail to pay any other amount due hereunder when due (whether on the date when due, by prepayment, on demand or otherwise).

(b)

Specific Defaults. The Borrower or any other Credit Party shall fail to observe or perform any of its covenants contained in this Agreement, and such Borrower or Credit Party has not remedied such default within thirty (30) days after written notice of default has been given by the Lender to the Borrower.

(c)

Representation or Warranty. Any representation or warranty made by any Credit Party in any Loan Document or in any certificate at any time required pursuant to the terms of this Agreement to be given by such Person in writing pursuant or in connection with any Loan Document is false or misleading in any material respect on the date made or reaffirmed, would have a Material Adverse Effect and continues for a period of fifteen (15) days after written notice specifying such falseness and requiring such falseness to be remedied has been given by the Lenders to the Borrower.

(d)

Cross-Default. A default shall occur under any other agreement or Instrument pertaining to indebtedness for borrowed money in an amount in excess of $500,000 or any such indebtedness for borrowed money in excess of $500,000 shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof.

(e)

Involuntary Bankruptcy; Appointment of Receiver, etc. (1) A court enters a decree or order for relief with respect to any Credit Party or any of their respective properties pursuant to any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada), or (2) subject to Section 11.1(f), the continuance of any of the following events for 30 days unless dismissed or discharged: (a) an involuntary case is commenced against all or a portion of the assets of any Credit Party by a Person other than a Lender, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (b) enforcement proceedings are commenced against any Credit Party by a Person other than the Agent or the Lenders in respect of assets of a Credit Party having a value in excess of $1,000,000; or (c) a decree or order of a court for the appointment of an administrator, controller, receiver, interim receiver, manager, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Credit Party, or over all or a substantial part of their respective property, is entered; or (d) an interim receiver, trustee or other custodian is appointed without the consent of any Credit Party, for all or a substantial part of the property of any such Person.

(f)

Voluntary Bankruptcy; Appointment of Receiver, etc. (1) An order for relief is entered with respect to any Credit Party or any of their respective properties or any Credit Party commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consent to the appointment of or taking possession by a receiver, trustee, administrator, controller, or other custodian for all or a substantial part of any Material Loan Party’s property; or (2) any Credit Party makes any assignment for the benefit of creditors; or (3) any Credit Party enters into or resolves to enter into any arrangement, composition or compromise with any of its creditors in excess of $1,000,000; or (4) the board of directors of any Credit Party adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section 11.1(f) .

(g)

Judgments. Any money judgment, writ or warrant of attachment, or similar process involving (1) an amount in any individual case in excess of $1,000,000 or (2) an amount in the aggregate at any time in excess of $2,000,000 is entered or filed against any Credit Party or any of their respective assets and is either not fully covered by independent third-party insurance or remains unpaid, undischarged, unvacated, unbonded or unstayed and uncontested by a Credit Party for a period of 30 days or in any event later than five (5) days prior to the date of any proposed sale thereunder.

(h)

Security Interest. Any Security Document after delivery thereof shall for any reason, except to the extent permitted by the terms thereof or the terms hereof, cease to create a valid and perfected Lien having the Agreed Priority with respect to any of the Collateral purported to be covered thereby, or a Credit Party shall so state or claim in writing. Without limiting the foregoing, this Agreement or any of the other Loan Documents, or any material provision hereof or thereof, shall at any time after execution and delivery hereof or thereof: (i) for any reason, cease to be a legal, valid and binding obligation of any Credit Party or cease to be enforceable against any Credit Party in accordance with its terms or shall be declared to be null and void and any such document has not been replaced by a valid and enforceable document and equivalent in effect to such document, assuming such document had originally been valid and enforceable, in form and substance acceptable to the Lender, within fifteen (15) days of such cessation or declaration, provided, however, that such grace period shall only be provided if the relevant Credit Party actively cooperates with the Lender to so replace such document; or (ii) the legality, validity, binding nature or enforceability of this Agreement or any other Loan Document, or any provision hereof or thereof, shall be contested by any Credit Party or any Credit Party shall deny that it has any further liabilities or obligations hereunder or thereunder, or any Credit Party purports to revoke, terminate or rescind any Loan Document.

(i)

Material Adverse Change. A change in the business, financial condition or prospects of any Credit Party or any Project occurs, which has had, or could be reasonably expected to have, a Material Adverse Effect.

(j)	Change of Control. A Change of Control shall have occurred.

(k)	Delisting; Suspension. The Shares shall be suspended or delisted from the TSX or other stock exchange contemplated by Section 7.8.

11.2	Remedies Upon Event of Default.

(a)

Termination of Obligations. Upon the occurrence of an Event of Default specified in Section 11.1 of this Agreement, all obligations of the Lender hereunder shall terminate, but such termination shall not limit any rights or remedies of the Lender hereunder.

(b)

Acceleration upon Notice. Upon the occurrence of an Event of Default and notice to the Borrower by the Required Lenders that it wishes to accelerate payment, the Loan, together with all interest thereon and all other amounts owed by the Borrower hereunder to the Lender, shall be accelerated and become immediately due and payable in full.

(c)

Availability of Rights and Remedies. Upon the occurrence of an Event of Default, all of the rights and remedies provided to the Lender under the Security Documents shall become immediately enforceable, and the Lender shall have all other rights and remedies available at law or in equity.

(d)

Cumulative Rights and Remedies. All rights and remedies of the Lender set out in this Agreement, the Security Documents, the other Loan Documents and otherwise available at law or in equity are cumulative, and no right or remedy contained herein or therein is intended to be exclusive; each such right or remedy is in addition to every other right and remedy contained in this Agreement, the Security Documents and the other Loan Documents, or in any existing or future agreement, or now or in the future existing at law, in equity, by statute or otherwise.

(e)

Waiver of Presentment. Except as expressly provided above in this Section 11.2, presentment, demand, protest and all other notices of any kind are hereby expressly waived. From and after the an Event of Default, interest on the Loan shall accrue at the Default Rate and shall be payable on demand.

Article 12
MISCELLANEOUS

12.1	Amendments, Etc.

Except as otherwise expressly provided in this Agreement, no amendment or waiver of any provision of this Agreement, nor consent to any departure by any Credit Party or the Lender therefrom, shall in any event be effective unless the same shall be in writing and signed by the other party, and, in the case of any amendment, by the Credit Parties and the Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

12.2	Notices; Etc.

All notices, requests, demands and other communications provided for hereunder shall be in writing (including facsimile communication) and transmitted to the following address or facsimile:

if to the Borrower or Guarantors:

145 King Street West, Suite 2870
Toronto, ON M5H 1J8

Attention:	Peter McRae
Phone:	416.874.1701
Facsimile:	866.401.3069
E-Mail:	pmcrae@americassilvercorp.com

and if to the Lenders:

Royal Capital Management Corp. 4100
Yonge Street, Suite 504 Toronto, ON
M2P 2G2

Attention:	Stephen Rider
Phone:	416.226.9921
Facsimile:	416.221.1253
Email:	srider@roycap.com

and

Ingalls & Snyder LLC
1325 Avenue of the Americas
New York, NY 10019-6066

Attention:	Thomas Boucher
Phone:	212.269.7897
Facsimile:	212.269.7893
Email:	TOB@ingalls.net

or, as to each Party, at such other address or number as shall be designated by such Party in a written notice to the other. All notices, requests, demands or other communications to or upon the respective Parties shall be in writing (including by facsimile or e-mail), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made: (a) when delivered by hand, upon receipt; (b) when transmitted via telecopy (or other facsimile device) to the number set out herein, upon transmission; (c) on the Business Day immediately following the day on which the same has been delivered prepaid (or pursuant to an invoice arrangement) to a reputable national overnight air courier service; (d) on the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid; or (e) when delivered by e-mail, upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), provided that if such notice, request, demand or communication transmitted by e-mail is not sent during the normal business hours of the recipient, such notice, request or demand shall be deemed to have been sent at the opening of business on the next Business Day for the recipient. Notices delivered to the Lender pursuant to Article 2 or Article 3 hereof shall not be effective until actually received by the Lender. Each Credit Party agrees that any notice, request, demand or communication delivered to the Borrower in accordance with the terms of this Section 12.2 shall constitute and be deemed delivery of such notice, request, demand or communication to each Credit Party.

12.3	No Waiver; Remedies

No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder, or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder, or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

12.4	Costs and Expenses

The Borrower and the other Credit Parties agree to pay on demand all reasonable costs and expenses of the Lender in connection with the negotiation, preparation, execution, and delivery of this Agreement, the other Loan Documents and the other documents and Instruments to be delivered hereunder, including, without limitation the reasonable fees and expenses of all legal counsel and independent consultants to the Lender and all other out-of-pocket expenses of the Lender. The Borrower and the other Credit Parties agree to pay on demand all actual, out of pocket reasonable costs and expenses of the Lender in connection with the administration of this Agreement and the other Loan Documents, including the reasonable costs and expenses incurred by the Lender in connection with one (1) annual site visit by the Lender to the Project per year, and all reasonable costs and expenses, if any, in connection with the protection of the Lender’s rights with respect to and the enforcement of this Agreement, the other Loan Documents and the other documents to be delivered hereunder (whether incurred before, during or after commencement of any bankruptcy, reorganization or insolvency actions pertaining to a Credit Party). All such expenses will be itemized in reasonable detail. The Borrower and the other Credit Parties acknowledge that they shall pay all aforementioned costs, expenses and taxes regardless of whether any Loan is advanced.

12.5	Indemnification

The Borrower and each other Credit Party agree to indemnify the Lender and their respective directors, partners, managers, members, owners, principals, shareholders, officers, employees, agents, consultants and Representatives (each, an Indemnified Party and collectively, the Indemnified Parties), from and against, and to defend and hold each of the Indemnified Parties harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, fines, suits, costs, assessments, charges, claims, Taxes and Other Taxes (other than Excluded Taxes), expenses, payments or disbursements of any kind whatsoever, including attorneys’ fees and expenses (collectively Losses) which may at any time (including, without limitation, at any time following the payment of the Obligations) be imposed on, incurred or suffered by or asserted against any Indemnified Party in any way relating to or arising out of (a) this Agreement or any other Loan Document or any Instrument contemplated by or referred to herein or therein, or the transactions contemplated hereby or thereby, or (b) a breach or default (whether or not constituting a Default or Event of Default) by any Credit Party, or (c) any action or proceeding brought by or against an Indemnified Party due to its entering into or being a party to any Loan Document or by reason of its exercising or performing, or causing the exercise or performance of, any right, power, obligation or action under any Loan Document, whether or not related to the enforcement of any Loan Document, or (d) any act or omission of a Credit Party, or (e) the business or operations of any Credit Party or the ownership, management, administration or operation of the Project, any Property or any other property of any Credit Party, except, in each case, with respect to Losses arising entirely out of the gross negligence or willful misconduct of any Indemnified Party. This Section 12.5 shall survive the repayment of the Obligations, the repayment of the Promissory Note and the termination of this Agreement.

12.6	Waiver of Consequential Damages, etc.

To the fullest extent permitted by applicable law, the Credit Parties shall not assert, and hereby waive, any claim against each Indemnified Party, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or Instrument contemplated hereby or thereby (or any breach thereof), the transactions contemplated hereby or thereby, the Loan or the use of the proceeds thereof. No Indemnified Party shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, save to the extent such damages have resulted from the gross negligence or wilful misconduct of such Indemnified Party, as determined by a court of competent jurisdiction by a final and non-appealable judgment.

12.7	Binding Effect; Assignment

This Agreement shall be binding upon and inure to the benefit of the Borrower, the Credit Parties, the Lender and their respective permitted successors and assigns. The Borrower shall not have the right to assign any of its rights or obligations hereunder or any interest herein or in any other Loan Document without the prior written consent of the Lender. Subject to Governmental Requirements, the Lender may, at any time, with the consent of the Borrower (unless an Event of Default shall have occurred and be continuing), assign to its respective successors and Affiliates, or may grant participation to one or more banks, financial institutions or other Persons, in or to all or any part of, and may assign to one or more banks, financial institutions or other Persons, all or any part of, this Agreement, the other Loan Documents and the Loan, and, to the extent of such assignment, such assignee shall have the same obligations, rights and benefits with respect to the Borrower as it would have had if it were a lender hereunder.

12.8	Governing Law

This Agreement and the other Loan Documents shall be governed by, and construed in accordance with, the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein, not including the conflicts of law and choice of law provisions thereof.

12.9	Waiver of Jury Trial

Each Party hereby waives the right to trial by jury with respect to any dispute between or among the Parties or their Subsidiaries with respect to this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby.

12.10	Execution in Counterparts; Facsimile Signatures.

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Agreement may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and a signature by facsimile, portable document format (.pdf) or other electronic transmission shall be as effective and binding as delivery of a manually executed originalsignature.

12.11	Inconsistent Provisions

In the event of any conflict between this Agreement and any of the other Loan Documents, the provisions of this Agreement shall govern and be controlling.

12.12	Release of Security Documents; Termination of Covenants

Upon (a) the Maturity Date, (b) the payment in full of the Loan and all accrued and interest thereon, (c) the payment in full of all other fees, expenses and other amounts due hereunder and under each other Loan Document, and (d) the complete and irrevocable payment and performance of all Obligations (other than provisions of such agreements which by the terms of such agreements survive the termination of this Agreement), then (i) all covenants of the Borrower in Articles 7 and 8 hereof will terminate, and (ii) at the request of the Borrower, the Lender will release the Security Documents.

12.13	Severability

If any provision hereof is determined to be ineffective or unenforceable for any reason, the remaining provisions hereof shall remain in effect, binding on the parties and enforceable at the election of the Lender in its sole discretion.

12.14	Survival of Representations and Warranties

All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of any Loan.

12.15	Entire Agreement; Schedules and Exhibits.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof, superseding all prior statements, representations, discussions, agreements and understandings, oral or written, relating to such subject matter, including all term sheets and commitment letters.

12.16	Further Assurances

Each Credit Party shall execute, acknowledge and deliver to the Lender such other and further documents, certificates and Instruments and do or cause to be done such other acts as the Lender reasonably determines to be necessary or desirable to effect the intent of the parties to this Agreement or otherwise to protect and preserve the interests of the Lender hereunder, promptly upon request of the Lender, including the execution and delivery of any and all documents, certificates and Instruments which are necessary or advisable to create, protect, maintain or perfect in favor of the Lender, Liens on all Collateral of the Credit Parties.

12.17	Guarantors

The Borrower and the other Credit Parties are engaged in related businesses and are integrated to such an extent that the financial strength and flexibility of each Credit Party has a direct, tangible and immediate impact on the success of the other Credit Parties. Each Guarantor will derive substantial direct and indirect benefit from the maintenance of the Loan to the Borrower. Each Guarantor waives any right to revoke, terminate or suspend its Guarantee and acknowledges that it entered into such Guarantee in contemplation of the benefits that it would receive by this Agreement.

12.18	Acknowledgements

Each of the parties hereto hereby acknowledges that:

(a)	it has been advised by its own legal counsel in the negotiation, preparation, execution and delivery of this Agreement and each other Loan Document;

(b)

this Agreement and the other Loan Documents shall not be construed against any party or more favourably in favor of any party based upon which party drafted the same, it being agreed and acknowledged that all parties contributed substantially to the negotiation and preparation of this Agreement and the other Loan Documents;

(c)

the Lender has no fiduciary relationship with or duty to the Borrower or any other Credit Party arising out of or in connection with this Agreement or any other agreement, arrangement, Instrument or investment, and the relationship between the Lender, on one hand, and the Borrower and the other Credit Parties, on the other hand, in connection herewith is solely that of debtor and creditor;

(d)

neither this Agreement nor any other Loan Document to which any Credit Party and the Lender is a party creates a joint venture, partnership, agency relationship or fiduciary duty, and no joint venture, partnership, agency relationship or fiduciary duty shall be deemed to exist, between the Lender and the Borrower or between the Lender and any other Credit Party;

(e)	the Lender is and has been acting solely as a principal and the Lender has not been, is not, and will not be, acting as an advisor, agent or fiduciary for the Borrower or any Credit Party;

(f)

the Lender may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower, the Credit Parties and their Affiliates, and the Lender has no obligation to disclose any of such interests to the Borrower, the Credit Parties or their Affiliates; and

(g)

no Credit Party will claim that any Lender has rendered advisory services of any nature or with respect to, or owes a fiduciary or similar duty to, any Credit Party in connection with this Agreement, the other Loan Documents, the transactions contemplated hereby or thereby, or the process leading thereto.

12.19	Judgment Currency

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Lender under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the Judgment Currency) other than the currency payable hereunder or thereunder (the Agreed Currency), the party against whom the judgment or order is made shall indemnify and hold the Lender harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Lender arising or resulting from any variation as between (a) the exchange rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the exchange rate at which the Lender is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Credit Parties hereunder, shall apply irrespective of any indulgence granted by the Lender, and shall be secured by the Security Documents.

12.20	Submission to Jurisdiction; Venue; Service

Each Credit Party irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, Canada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Credit Party or its properties in the courts of any jurisdiction.

(a)

Each Credit Party irrevocably and unconditionally waives to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 12.20 hereof. Each Credit Party hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b)

Each Credit Party hereto irrevocably consents to service of process in the manner provided for notices in Section 12.2 hereof. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

[Signatures on following page]

IN WITNESS **WHEREOF,** the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written

Lenders:

ROYAL CAPITAL MANAGEMENT 'm its capacity as a Lender

By: [redacted]

Name

Title:

INGALLS & SNYDER LLC

By:

Name:

Title:

Borrower:

AMERICAS SILVER CORPORATION

By:

Name:

Title:

Guarantors:

U.S. SILVER & GOLD INC.

By:

Name:

Title:

RX GOLD & SILVER INC.

By:

Name:

Title:

U.S. SILVER CORPORATION

By:

Name:

Title:

DRUMLUMMON US LTD.

By:

Name:

Title:

DRUMLUMMON GOLD CORP.

By:

Name:

Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date fir&t above written

Lenders:

ROYAL CAPITAL MANAGEMENT CORP., in its capacity as a Lender a.ndas the Security Agent

By; ____________________________
Name:
Title:

INGALLS & SNYDER LLC

By: Thomas O. Boucher Jr.
Name: Ingalls & Snyder LLC
Title: Manager

Borrower:

AMERICAS SILVER CORPORATION

By: ____________________________
Name:
Title:

Guarantors:

U.S. SILVER & GOLD INC.

By: ____________________________
Name:
Title:

RX GOLD & SILVER INC.

By: ____________________________
Name:
Title:

U.S. SILVER CORPORATION

By: ____________________________
Name:
Title:

DRUMLUMMON US LTD.

By: ____________________________
Name:
Title:

DRUMLUMMON GOLD CORP.

By: ____________________________
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written

Lenders:

ROYAL CAPITAL MANAGEMENT CORP., in its capacity as a Lender and as the Security Agent

By: ______________________
Name:
Title:

INGALLS & SNYDER LLC

By: ______________________
Name:
Title:

Borrower:

AMERICAS SILVER CORPORATION

By: Darren Blasutti
Name:
Title:

Guarantors:

U.S. SILVER & GOLD INC.

By: Darren Blasutti
Name:
Title:

RX GOLD & SILVER INC.

By: Darren Blasutti
Name:
Title:

U.S. SILVER CORPORATION

By: Darren Blasutti
Name:
Title:

DRUMLUMMON US LTD.

By: Darren Blasutti
Name:
Title:

DRUMLUMMON GOLD CORP.

By: Darren Blasutti
Name:
Title:

USSG CAYMAN LTD.

By: [signature]
Name:
Title:

USSG LP
By: USSG Cayman Ltd., it sole general partner

By: [signature]
Name:
Title:

DRUMLUMMON ULC

By: [signature]
Name:
Title:

UNITED STATES SILVER, INC.

By: [signature]
Name:
Title:

U.S. SILVER – IDAHO, INC.

By: [signature]
Name:
Title:

(Signature Page to Loan Agreement)

SCHEDULE 1.1
(aaa) MINERAL
PROPERTIES

See attached.

A.	Galena Complex Properties

PARCEL: 2

A tract of land, situated in the Southwest quarter of the Southeast quarter of Section 21, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, described as follows:

Using an astronomic meridian, from the North quarter corner of Section 28, Township 48 North, Range 4 East, Boise Meridian, Shoshone County, Idaho, which is common with the South quarter corner of Section 21, township 48 North, Range 4 East, Boise Meridian, and the point of beginning, go due North along the centerline of said Section 28 a distance of 200.00 feet to a point on said centerline;

North 64°34'45" East a distance of 444.07 feet to a point; thence

North 59°00'39" East a distance of 80.82 feet to a point; thence

North 52°51'30" East a distance of 270.42 feet to a point; thence

South 43°06'00" East a distance of 196.17 feet to a point; thence

South 54°27'00" East a distance of 330.16 feet to a point; thence

South 66° 02'00" East a distance of 234.33 feet to a point which is common with the Northwest Corner of the Phillip Delange tract a platted in Book "W" of Miscellaneous Records, at Page 179, in the Office of the County Recorder of Shoshone County, Idaho; thence

South 27°56'00" West a distance of 181.04 feet to a point; thence due South a distance of 5.19 feet to a point on the line between Section 21 and Section 28; thence due West along said common line a distance of 98.67 feet to a point; thence

North 69°42'05" West a distance of 728.65 feet to a point; thence

South 71°59'09" West a distance of 227.35 feet to a point; thence

South 45°01'13" West a distance of 258.14 feet to a point on the Section line common to Section 21 and Section 28, Township 48 North, Range 4 East, Boise Meridian; thence due West along said section line a distance of 37.00 feet to the point of beginning all located in Section 21, Township 48 North, Range 4 E.B.M. , Shoshone County, Idaho, excluding an area sold to the State of Idaho, Department of Highways, subject to a temporary easement to the State of Idaho, Department if Highways. Subject to a permanent right of way as set forth in Instrument No. 262738 in the records of Shoshone County, Idaho, Recorder

Except any portion lying within the I-90 Right of Way.

2

PARCEL: 3

A parcel of land located in the North one-half of the Southeast quarter of Section 13, Township 48 North, Range 3 East, B.M., Shoshone County, State of Idaho and part of Government Lot 3, Section 18, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho more specifically described as follows:

Beginning at the center of said Section13, which lies North 00° 04' 42" East and 2629.62 feet from the South quarter corner of said Section 13 and center of Section being the true point of beginning; thence

North 00° 04'42" East, 235.57 feet to a point on the South line of a 200 foot right-of-way for the Union Pacific Railroad; thence along said right-of-way South 73°13'00" East, 2,803.61 feet to a point on the East line of said Section 13; thence

North 00°30'27" East 78.13 feet along section line and said right-of-way to a point on the South line of a 50 foot right-of-way of the Union Pacific railroad; thence

South 73°13'00" East, 189.40 feet to the Westerly boundary of Madison Street, the old McFarren Gulch road; thence

South 11°30'10" West, 756.79 feet along the right-of-way to a point on the South line of said Government Lot 3; thence

South 89°34'10" West, 37.51 feet along the South line of Government Lot 3 to the South 1/16 corner common to said Section 13 and 18; thence

South 89°31'16" West, 2680.03 feet along the South line of the North one-half of the Southeast quarter of said Section 13 to the South center 1/16 corner of said Section 13; thence

North 00°04'42" East, 1314.81 feet along the center of Section line to true point of beginning

[continued on next page]

3

PARCEL: 4

A parcel of land located in Section 13, Township 48 North, Range 3 East, B.M., Shoshone County, State of Idaho more specifically described as follows:

Beginning at the center of said Section 13, which lies North 00°04'42" East and 2629.62 feet from the South quarter corner of said Section 13, said center of Section being the true point of beginning; thence

North 00°04'42" East, 274.95 feet on the center Section line to a point on the center of the Polaris Spur right-of-way; thence along a 10~ curve to the left 176.38 feet who's chord bears South 71°23'17" West, 175.76 feet to a point on the centerline of said right-of-way; thence

South 62°34'52" West, 53.11 feet along said centerline; thence

South 00°02'22" West 323.04 feet; thence

South 60°49'00" East, 242.78 feet; thence

North 00°21'02" East 247.00 feet to the true point of beginning.

Less the North 17.5 feet thereof.

[continued on next page]

4

PARCEL: 5

That portion of the Northeast quarter , Southwest quarter lying westerly of Osburn road (now known as Silver Valley Road) and the West one-half of the Southwest quarter of Section 27, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho.

Except that portion of the above described property Deeded to the State of Idaho in Deed recorded October 6, 1941, Book 74, Deeds, Page 373, records of Shoshone County, Idaho.

PARCEL: 6

A tract of land known as the Bratton ranch, situated in the North one-half of the Southwest quarter and the South Half of the Northwest quarter of Section 20, Township 48 North, B.M., Shoshone County, Idaho

Beginning at the quarter corner between Section 19 and 20,Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, which is and iron pipe with a brass cap with the standard mark of the United States General Land Office, and Corner No. 1, go North 44° 02'35" East (shown of record to be North 43° 33' East) a distance of 483.98 feet to corner No. 2, a steel pin; thence

South 55°21'43" East a distance of 554.58 feet to Corner No. 3, a steel pin; thence

North 51°03'30" East a distance of 162.42 feet to Corner No. 4, a steel pin; thence

North 44°05' East a distance of 92.90 feet to Corner No. 5. A steel pin; thence

North 88°26'06" East a distance of 111.67 feet to Corner No. 6, a steel pin; thence

South 81°55'05" East a distance of 149.66 feet to corner No. 7, a steel pin; thence

North 17°58'52" East a distance of 101.00 feet to Corner No. 8, a steel pin on the southwest right-of-way line of the O.W.R. & N. Railroad (leased to the Union Pacific); thence along said right-of-way on a curve to the right with a radius of 2850.00 feet, a distance of 39.00 feet, the long chord of said curve bearing South 47°15'10" East and having a length of 39.00 feet, to a point of tangency on said right-of-way and Corner No. 9; thence along said right-of-way line South 46°27'10" East a distance of 1,128.00 feet to Corner No. 10, a steel pin; thence

South 0° 07' West (shown of record to be due South) a distance of 233.00 feet to corner No.11 a steel pin; thence

South 46°27'10" East (shown of record to be South 44° East) a distance of 771.23 feet to Corner No. 12, a steel pin being also the South boundary of the North half of the Southwest quarter of said Section 20; thence

[continued on next page]

5

Parcel 6 continued

South 89°22'15" West (shown of record to be due West) along said South boundary, a distance of 2,649.70 feet to Corner No. 13 a steel pin, and o point on the West line of said Section 20; thence along said west line North 1° 18' West (shown of record to be due North) distance of 1,317.68 feet to corner No.1, the place of beginning.

[continued on next page]

6

PARCEL: 7

Three undivided fourth parts of a tract of land, previously known as the Brass Homestead; situated in the Northwest quarter of Section 28, Township 48 North, Range 4 East, B.M. Shoshone County, Idaho.

The Northwest Quarter (NW1/4) of Section Twenty Eight (28), Township Forty Eight (48) North, Range (4) east of the Boise Meridian, excepting there from;

A tract of land known as the Bratton ranch, situated in the North one-half of the Southwest quarter and the South one-half of the Northwest quarter of Section 20, Township 48 North, B.M., Shoshone County, Idaho

Beginning at the quarter corner between Section 19 and 20,Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, which is and iron pipe with a brass cap with the standard mark of the United States General Land Office, and Corner No. 1, go North 44°02'35" East (shown of record to be North 43°33' East) a distance of 483.98 feet to corner No. 2, a steel pin; thence

South 55°21'43" East, a distance of 554.58 feet to Corner No. 3, a steel pin; thence

North 51° 03' 30" East, a distance of 162.42 feet to Corner No. 4, a steel pin; thence

North 44° 05' East, a distance of 92.90 feet to Corner No. 5. A steel pin; thence

North 88° 26' 06" East, a distance of 111.67 feet to Corner No. 6, a steel pin; thence

South 81° 55' 05" East, a distance of 149.66 feet to Corner No. 7, a steel pin; thence

North 17° 58' 52" East, a distance of 101.00 feet to Corner No. 8, a steel pin on the Southwest right-of-way line of the O.W.R. & N. Railroad (leased to the Union Pacific); thence along said right-of-way on a curve to the right with a radius of 2850.00 feet, a distance of 39.00 feet, the long chord of said curve bearing South 47°15'10" East and having a length of 39.00 feet, to a point of tangency on said right-of-way and Corner No. 9; thence along said right-of-way line South 46° 27' 10" East a distance of 1,128.00 feet to Corner No. 10, a steel pin; thence

South 0° 07' West (shown of record to be due South) a distance of 233.00 feet to corner No. 11 a steel pin; thence

South 46° 27' 10" East, (shown of record to be South 44° East) a distance of 771.23 feet to corner No. 12, a steel pin being also the south boundary of the North one-half of the Southwest quarter of said Section 20; thence

South 89°22'15" West, (shown of record to be due West) along said South boundary a distance of 2,649.70 feet to Corner No. 13 a steel pin, and a point on the West line of said Section 20; thence along said West line North 1°18' West (shown of record to be due North) distance of 1,317.68 feet to Corner No.1, the place of beginning.

7

PARCEL 8

Beginning at the Southwest corner of the Southeast quarter of the Southwest quarter, identical with the Southeast corner of the Southwest quarter of the Southwest quarter designated as Lot No. 4 of Section 18, Township 48 North, Range 4 East B.M.; Shoshone County, State of Idaho; thence

North 89° 34' East along the common line between Sections 18 and 19, Township 48 North., Range 4 East B.M., 1260 feet more of less to the point of intersection with the Southerly sideline of the Townsite of Osburn , Idaho as shown by the plat of Osburn now on file and of record in the office of the County Recorder of Shoshone County, Idaho; thence along the Southerly line of said Osburn Townsite

North 59°55' West, 612 feet more or less to a point; thence

South 18°30' West, 55 feet more or less to a point; thence

North 59°55' West along the Southerly sideline of said Townsite of Osburn, 820 feet more or less to the point of intersection with the Easterly sideline of the Southwest quarter of the Southwest quarter, identical with Lot 4 of Section 18, Township 48 North Range 4 East B.M.; thence

South 20' 30" West, 692 feet more or less along the common line between the Southwest quarter of the Southwest quarter, known as Lot 4 and the Southeast quarter of the Southwest quarter of Section 18, Township 48 North Range 4 East B.M. to the Southwest corner of the Southeast quarter of the Southwest quarter of Section 18, Township 48 North Range 4 East B.M. the place of beginning.

[continued on next page]

8

PARCEL: 9

A tract of land, purchased from Zanetti Brothers, situated in the South Half of the Southwest quarter of Section 17 and the East Half of the Northwest quarter of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho.

Using an astronomic meridian from the North quarter corner of Section 20, Township 48 North, Range 4 East, Boise Meridian, which is a steel pin with a brass cap, and the place of beginning.

Go South 0°04'00" West, a distance of 240.00 feet to Corner No. 1, which is identical with Z-2 of the Zanetti Tracts, and iron pipe set in concrete with a steel plate welded to the top and marked Z-2; thence

North 37°36'40" West along line Z-2 to Z-5 of the Zanetti Tracts, a distance of 104.38 feet to Corner No. 2, which is identical with Z-5-F, an iron pin set in concrete with a steel plate welded to the top and marked Z5-F; thence

South 8°03'30" West along ling Z5-F to Z5-E of the Zanetti Tracts, a distance of 58.93 feet to Corner No. 3, which is identical with Z5-E, an iron pipe set in concrete with a steel plate welded to the top marked Z5-E; thence

South 29°06'08" West along line Z5-E to Z5-D of the Zanetti Tracts, a distance of 164.69 feet to Corner No. 4 which is identical with Z5-D, which is an iron pipe set in concrete with a steel plate welded to the top and marked Z5-D; thence

South 13°05'23" West along line Z5-D to Z5-C of the Zanetti Tracts, a distance of 203.58 feet to Corner No. 5, which is identical with Z5-C, which is an iron pipe set in concrete with a steel plate welded to the top and marked Z5-C; thence

South 6°20'39" East along line Z5-C to Z5-B of the Zanetti Tracts, a distance of 154.59 feet to Corner No. 6, which is identical with Z5-B, which is an iron pipe set in concrete with a steel plate welded to the top and marked Z5-B; thence

South 21° 18' 36" East along line Z5-B to Z5-A of the Zanetti Tracts, a distance of 99.84 feet to Corner No. 7, which is identical with Z5-A, an iron pipe set in concrete with a steel plate welded to the top and marked Z5-A; thence

South 31°26'56" East, a distance of 223.52 feet to Corner No. 8, an iron pin, shown of record to be TP-5, recorded in Book 144, pages 196-198, records of Shoshone County, Idaho, a point on the North right –of-way of the Nuchols Gulch Road; thence

South 40°07'22" West, a distance of 48.34 feet to Corner No. 9 a point on the south right-of-way of the Nuchols Gulch Road, an iron pin; thence

[continued on next page]

9

Parcel 9 continued

South 0°11'16" West, shown of record to be South 0°19'48" West, a distance of 95.48 feet to Gorner No. 10, appoint opposite and 40 feet distant from centerline Station 20+63.26 of the Nuchols Gulch Road, a concrete monument; thence

South 0°08'27" West, shown of record to be South 0°00'05" West, a distance of 118.37 feet to the Corner No. 11, a point on the South right-of-way of the Nuchols Gulch Road, a steel pin; thence

Southwesterly along a 189.18 foot radius curve to the right (long chord of which bears South 19°37'40" West, shown of record to be South 19°46'12" West, 127.95 feet) an arc length of 130.52 feet to Corner No. 12, a steel pin; thence

South 39°23'33" West, shown of record to be South 39°32'05" West, a distance of 43.49 feet to Corner No. 13, a steel pin; thence

North 50°36'27" West, shown of record to be North 50°27'55" West, a distance of 131.96 feet to Corner No. 14, a steel pin;

South 89°54'52" West, shown of record to be South 89°56'33" West, a distance of 46.69 feet to Corner No. 15, a steel pin;

South 39°23'33" West, shown of record to be South 39°32'05" West, a distance of 50.31 feet to corner No. 16, a steel pin; thence

South 50°36'27" East, shown of record to be South 50°27'55" East, a distance of 167.69 feet to corner No. 17, a steel pin; thence Southwesterly along a 189.18 foot radius curve to the right (the long chord of which bears South 66°37'35" West, shown of record to be South 66°46'07" West, 153.66 feet) and arc length of 158.23 feet to Corner No. 18, a steel pin; thence

North 0°35'33" East, shown of record to be North 0°44'05" East a distance of 20.00 feet to Corner No. 19, a point 40.00 feet distant from centerline Station 14+69.32 of the Nuchols Gulch Road; thence

North 89°24'27" West, shown of record to be North 89°15'55" West, along the North right-of-way line of the Nuchols Gulch Road, a distance of 434.52 feet to Corner No. 20, a concrete monument on the north right-of-way of Interstate 90; thence

North 29°24'27" West, shown of record to be North 29°15'55" West, along the North right-of-way line of Interstate 90 a distance of 841.70 feet to Corner No. 21, from which centerline P.T. 1874+96.76 of Interstate 90 bears South 60°44'05" West 100 feet; thence

[continued on next page]

10

Northwesterly along a 7739.44 foot radius curve to the left (the long chord of which bears North 33°09'07" West, shown of record fo be North 33°00'35" West, 921.58 feet) and arc length of 922.13 feet to Corner No. 22, a point on the North line between Sections 17 and Section 20, Township 48 North, Range 4 East, B.M.; thence

North 27°44'53" East, a distance of 687.93 feet to Corner No. 23, which is identical with Z-26 of the Zanetti tracts, an iron pipe set in concrete with a steel plate welded to the top and marked Z-26; thence

South 86° 2'40" East along Line Z-26 – Z-27 of the Zanetti Tracts a distance of 621.80 feet to Corner No. 24, which is identical to Z-27 of the Zanetti Tracts, and iron pipe set in concrete with a steel plate welded to the top and marked Z-27; thence

South 52°01'00" East a distance of 930.27 feet to the point of beginning.

PARCEL: 10

A parcel of land being a portion of the Northwest quarter of the Southeast quarter of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho

Beginning at the Southwest corner of the Northwest quarter of the Southeast quarter (NW1/4SE1/4) of Section 20, Township 48 North, Range 4 East of the Boise Meridian; thence

North 89°27'01" East (shown of record to be East) along the south boundary line of said Northwest quarter of the Southeast quarter (NW1/4SE1/4) 362.41 feet to a point in the Southwesterly right-of-way line of the Union Pacific Railroad; thence

Northwesterly along said railroad right-of-way line being a 1,196.00 foot radius curve right, 42.84 feet to a point in the West boundary line of said Northwest quarter of the Southeast quarter (NW1/4SE1/4); thence

South 0°00'15" West (shown of record to be South) along said west boundary line, 222.82 feet to the place of beginning.

11

PARCEL: 11

Situated in the Northwest quarter of the Southeast quarter and the South one-half of the Southeast quarter of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho.

Commencing at the same point of commencement used the description of the first parcel of land described in that certain Administrator's Deed dated September 9, 1968, and recorded January 21, 1969, in Book 134 of Deeds of Pages 136-140 as Instrument No. 221559, records of Shoshone County, Idaho, and which point of commencement is described as being a point in the East boundary of the Northwest quarter of the Southeast quarter (NW1/4SE1/4) of Section 20, Township 48 North, Range 4 East of the B. M., which point bears South 0°42' West, 215.81 feet from the Northeast corner of the said Northwest quarter of the Southeast quarter (NW1/4SE1/4); thence

West 1067.2 feet to a point; thence

South, 55.00 feet, more or less, the Northwest corner of the above referred to parcel of land described in said Administrator's Deed; thence

South 0°00'15" West (shown of record to be South) along the West line of the above referred to parcel of land 730.0 feet, more or less, to a point in a line parallel with and 35.0 feet Southeasterly from the centerline of a County Road Survey as shown on the plans of Interstate 90, project No. I-IG-90-1 (17) 60 Highway Survey now on file in the office of the Department of Highway of the State of Idaho and being the real point of beginning; thence

North 37°20'04" East along said parallel line, 282.79 feet to a pointing a line parallel with and 75.0 feet Southwesterly from the centerline of existing U.S. Highway 10; thence

Southeasterly along said last parallel line being a 3349.30 foot radius curve left, 1032.37 feet to a point in the East boundary line of said Northwest quarter of the Southeast quarter (NW1/4SE1/4); thence

South 0°09'05" West (shown of record to be South 0°42' West) along said east boundary line 54.27 feet to the Southeast corner of the Northwest quarter of the Southeast quarter (NW1/4SE1/4) of said Section 20; thence

North 89°26'50" East (shown of record to be North 89°32' East) along the north boundary line of the Southeast quarter of the Southeast quarter (SE1/4SE1/4) of said Section 20, 95.04 feet to a point in the Southwesterly right of way line of said existing U.S. Highway 10 being a line parallel with and 95.0 feet Southwesterly and racially from the centerline of said existing U.S. Highway 10; thence

Southeasterly along said Southwesterly right of way line being a 3369.30 foot radius curve left, 19.84 feet to the Northwest corner of the parcel of land as conveyed to Empire Outdoor, Inc., a corporation in that certain Deed recorded December 12, 1958, as Instrument No. 176066 records of Shoshone County, Idaho; thence along the Westerly line of the Empire Outdoor property as follows: thence

12

Parcel 11 continued

South 0°44'49" East (show of record to be South) 121.93 feet; thence

South 68°22'48" East (shown of record to be South 74°07' East), 62.20 feet; thence

South 0°44'49" East (shown of record to be South), 38.45 feet to a point in the northerly right of way line of the Old Yellowstone Trail Highway; thence

Northwesterly along said Northeasterly right of way line, 1316.0 feet, more or less, to a point on the West line of the first above-mentioned parcel of land, which point bears South 0°00'15" West, 101.81 feet from the Real Point of Beginning;

[continued on next page]

13

PARCEL: 12

A tract of land situated in the West one-half of the Northeast quarter and the Northwest Quarter of the Southeast quarter of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho

From the center of Section 20, Township 48 North, Range 4 East, B.M., which is an iron stake set by American Smelting and Refining Company, go North 51°03'18" West a distance of 1,068.29 feet to the point of beginning which is a point on the Northerly right-of-way line of U.S. Highway 10 and which is marked by an iron stake marked Z-6, also known as Zanetti Tract Corner No. 6; thence

North 40°07'22" East, a distance of 1,404.34 feet (shown of record to be North 40°05' East and 1,404.56 feet) to Corner No. 2, and iron stake marked Z-5, also known as Zanetti Tract Corner No. 5; thence

South 60°47'55" East, a distance of 344.26 feet (shown of record to be South 58°26'55" East and 347.32 feet) to Corner No. 3 a point presently in the channel of the South Fork of the Coeur d'Alene River, being also Zanetti Corner No. 4; thence

South 40°03'30" East (shown of record to be South 40° East) a distance of 430.00 feet to Corner No. 4, an iron stake; thence

South 4°11'30" West a distance of 1,254.27 feet (shown of record to be South 4°15' west and 1,270.00 feet) to corner No. 5, an iron stake on the East-West centerline of said Section 20; thence along said centerline North 89°14'47" East (shown of record to be due East) a distance of 760.27 feet to Corner No. 6, an iron stake which is also the Northeast corner of the Northwest quarter of the Southeast quarter (NW ¼ SE ¼) of said Section 20; thence along the East side of said Northwest Quarter of the Southeast Quarter (NW ¼ SE ¼) of Section 20, South 0°44' West (shown of record to be South 0° 42' West) a distance of 215.81 feet to Corner No. 7, an iron stake; thence

South 89°14'47" West (shown of record to be due West) a distance of 1,067.20 feet to Corner No. 8, an iron stake; thence

South 0°44' West (shown of record to be dne South) a distance of 55.04 feet to Corner No. 9 and iron stake on the northerly right of way line of U.S. Highway 10; thence along said Northerly right-of-way line North 48° 40' 30" West a distance of 1,438.37 feet to Corner No. 1, the point of beginning,

Excepting there from any portion that may sit in the East one-half of the Northwest quarter of Section 20, Township, 48 North, Range 4 East. B.M. Shoshone County, Idaho

14

PARCEL: 13

A tract of land, purchased from N. and N. Graham, situated in the Northwest quarter of the Northeast quarter of Section 20, Township 48 North, Range 4 East, B.M. Shoshone County, Idaho.

From the North quarter corner of Section 20 Township 48 North, Range 4 East, B.M., which is a standard quarter section corner set and marked by U.S. General Land Office, go

South 0°04'00" West, a distance of 240.00 feet to corner Z-2 of the Zanetti Tract, thence

South 37°35'30" East, a distance of 144.54 feet along line Z-2 to Z-3 of the Zanetti Tract to Corner No. 1, the point of beginning, thence

North 61°28'47" East a distance of 93.87 feet to Corner No. 2, a steel pin; thence

North 57°31'50" East a distance of 45.26 feet to Corner No. 3, a steel pin; thence

South 60°31'42" East a distance of 189.80 feet to Corner No. 4, a steel pin; thence

North 52°28'52" East a distance of 129.28 feet to Corner No. 5, a steel pin; thence

North 74°05'52" East a distance of 205.52 feet to Corner No. 6, a steel pin; thence

South 64°20'18" East a distance of 113.87 feet to Corner No. 7, a steel pin; thence

South 19°08'43" East a distance of 110.79 feet to Corner No 8, a steel pin; thence

South 20°52'28" East a distance of 230.51 feet to Corner No 9, a steel pin; thence

South 05°09'07" West a distance of 232.35 feet to Corner No. 10, a steel pin; thence

South 04°20'42" West a distance of 274.71 feet to Corner No.11, a steel pin; thence

South 50°45'22" West a distance of 172.02 feet to Corner No. 12, a steel pin; thence

South 26°06'09" West a distance of 163.46 feet to Corner No. 13, a steel pin; thence

North 40°03'30" West a distance of 430.00 feet to Corner Z-4 of the Zanetti Tract; thence

North 06°56'42" East a distance of 280.00 feet to Corner Z-3 of the Zanetti Tract; thence

North 37°35'30" West a distance of 520.51 feet to Corner No. 1, the point of beginning.

Excepting therefrom and portion that may sit in the East one-half of the Northwest quarter of Section 20, Township 48 North, Range 4 East, B.M.

15

PARCEL: 14

A tract of land, purchased from Zanetti Brothers, situated in the Northwest quarter of the Northeast quarter and the Northeast quarter of the Northwest quarter of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho

From the North quarter corner of Section 20, Township 48 North, Range 4 East, B.M. Shoshone County, Idaho, which is a steel pipe with a brass cap, go South 0°05'00" West and distance of 239.95 feet to a wooden stake driven flush with the ground, which is a local corner known as Z2, and the real point of beginning; thence

South 37°35'30" East, a distance of 665.05 feet to a point locally known as Z3; thence

South 6° 56' 42" West a distance of 280.00 feet to a point locally known as Z4; thence

North 60°47'55" West a distance of 344.26 feet to a point marked by a steel stake set in concrete in a mound of stones locally known a Z5; thence

South 40°07'22" West along Line Z5 to Z6 a distance of 154.54 feet to a steel stake marked TP-5; thence

North 31°26'56" West a distance of 223.52 feet to a steel stake marked Z5-A; thence

North 21°18'36" West a distance of 99.84 feet to a steel stake marked Z5-B; thence

North 6°20'39" West a distance of 154.59 feet to a steel stake marked Z5-C; thence

North 13°05'23" East a distance of 203.58 feet to a steel stake marked Z5-D; thence

North 29°06'08" East a distance of 164.69 feet to a point marked Z5-E; thence

North 8°03'30" East a distance of 58.93 feet to a point marked Z5-F; thence

South 37°36'40" East a distance of 104.38 feet to point Z2, the real point of beginning,

Excepting there from any portion that may sit in the East one-half of the Northwest quarter of Section 20, Township, 48 North, Range 4 East. B.M. Shoshone County, Idaho

16

PARCEL:15

A tract of land, purchased from Shoshone County, situated in the Southeast quarter of the Northwest quarter and the Northeast quarter of the Southwest quarter of Section 20, Township 20, North, Range 4 East, B.M., Shoshone County, Idaho.

From the center of Section 20, Township 48 North, Range 4 East B.M., Shoshone County, Idaho, which is an iron pin, as established and set be the American Smelting and Refining Company in October 1966, North 73°44'50" West a distance of 1,031.93 feet to Corner No. 1, a right-of-way marker of the Idaho State Highway Department, marked R/W 398+50 POT, and the point of beginning, thence along the Southerly right-of-way line of the U.S. Highway 10 South 48°43' East a distance of 320.00 feet to Corner No. 2; thence

South 24° 34' 30" West a distance of 169.40 feet to Corner No. 3, a point on the Northerly right-of-way line of a county road; thence along said Northerly right-of-way line North 43°7' West a distance of 370.00 feet to Corner No. 4; thence

North 41°17' East a distance of 131.56 feet to Corner No. 1, the point of beginning.

PARCEL; 16

A tract of land purchased from Zanetti Brothers, situated in the Southeast quarter of the Northwest quarter of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho.

From a concrete monument identified as Monument 16, which is North 41°29'35" East, a distance of 200.00 feet from centerline station 398+50 of U.S. Highway 10 in Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, go North 48°30'25" West, a distance of 139.24 feet to the real point of beginning, a concrete monument known as Zanetti Tract Corner No. 6; thence continuing North 48°30'25" West, a distance of approximately 542.00 feet along Line 6-7 of the Zanetti Tract to intersect the Eastern right-of-way line of the Nuckol's Gulch Road; thence Northeasterly along the Eastern right-of-way line of the Nuckol's Gulch Road approximately 332.00 feet to intersect the Southerly right-of-way line of Interstate Highway 90; thence

South 29°15'55" East along the southerly right-of-way line of Interstate 90 approximately 285.00 feet to Intersect Line 5-6 of the Zanetti Tract; thence

South 40°15'54" West a distance of 95.48 feet to the Point of Beginning.

17

Excluding, however, from the above-described parcels the following described tract of land:

459406

Legal Description
Portion of the S ½ NW ¼ of Section 20,
Township 48 North, Range 4 East B.M.
Shoshone County, Idaho

A portion of the S ½ NW ¼ of Section 20, Township 48 North, Range 4 East B.M., Shoshone County, Idaho, more particularly described as follows:

Beginning at a point on the northerly right-of-way of Mullan Avenue from which the southeast corner of Section 20, Township 48 North, Range 4 East B.M. bears S52°34'28"E a distance of 4728.22 feet and the west ¼ corner bears S79°58'06"W a distance of 1591.65 feet;

Thence N35°08'10"E a distance of 247.08 feet to a point on the southerly right-of-way of U.S. Highway 10 aka Silver Valley Road;

Thence S48°46'00"E along said right-of-way a distance of 416.38 feet to a point;

Thence S41°14'00"W a distance of 120.00 feet to a point;

Thence S24°31'30"W a distance of 169.40 feet to a point on the northerly right-of-way of Mullan Avenue;

Thence N44°00'00"W along said right-of-way a distance of 369.98 feet to a point;

Thence N44°05'06"W along said right-of-way a distance of 70.37 feet to the true point-of-beginning

18

Subject to a reserved easement by U.S. Silver-Idaho, Inc. over and across the following described land for its tailings impoundment pipeline, include access for maintenance and repair:

Legal Description
Easement
Portion of the S ½ NW ¼ of Section 20,
Township 48 North, Range 4 East B.M.
Shoshone County, Idaho

A tract of land located in the S ½ NW ¼ of Section 20, Township 48 North, Range 4 East B.M., Shoshone County, Idaho, for the purpose of an easement to maintain, construct and operate a tailings line and structure; more particularly described as follows:

Beginning at a point on the northerly right-of-way of Mullan Avenue from which the west ¼ corner of Section 20, Township 48 North, Range 4 East B.M.bears N88°47'32"W a distance of 1873.66 feet;

Thence N44°00'00"W along said right-of-way a distance of 57.82 feet to a point;

Thence N18°18'46"E a distance of 301.22 feet to a point on the southerly right-of-way of U.S. Highway 10 aka Silver Valley Road;

Thence S48°46'00"E a distance of 126.23 feet to a point;

Thence S41°14'00"W a distance of 120.00 feet to a point;

Thence S24°31'30"W a distance of 169.40 feet to the true point-of-beginning.

459406

Instrument # 459406
WALLACE,SHOSHONE COUNTY, IDAHO
9-3-2010 03:19:00 No. of Pages: 4
Recorded for : ALLIANCE TITLE CO.
PEGGY DELANGE-WHITE Fee: 19.00
Ex-Officio Recorder Deputy
Index to: WARRANTY DEED

2010 SEP 3 PM 3 19

19

PART I – FEE LANDS (CONTINUED)

B. 100% interest in following described strip of land (Galena Tailings Line):

Legal Description
Galena Tailings Line
Sections 20, 21, 28 and 29,
Township 48 North, Range 4 East B.M.

A 50-foot wide strip of land for an existing tailings line across portions of Sections 20, 21, 28 and 29, Township 48 North, Range 4 East B.M., Shoshone County, Idaho 25 feet either side of the existing centerline, more particularly described as follows:

Beginning at a point from whence the common 1/4 corner of Sections 28 and 29, Township 48 North, Range 4 East B.M. bears S 09°14'12" E a distance of 912.17 feet;

Thence N 28°48'38" E a distance of 121.94 feet to a point;

Thence N 25°08'39" E a distance of 420.22 feet to a point;

Thence N 21°42'12" E a distance of 326.26 feet to a point;

Thence N 38°04'44" E a distance of 356.48 feet to a point;

Thence N 39°13'02" E a distance of 368.72 feet to a point;

thence N 46°21'34" E a distance of 229.17 feet to a point;

Thence N 50°45'06" E a distance of 335.22 feet to a point;

Thence N. 42°11'19" E a distance of 227.35 feet to a point;

Thence N 61°42'34" E a distance of 156.08 feet to a point;

Thence N 48°03'04" E a distance of 109.20 feet to a point;

Thence N 62°07'10" E a distance of 144.15 feet to a point;

Thence N 49°10'57" E a distance of 343.70 feet to a point;

20

406490

Thence N 28°34'50" E a distance of 53.78 feet to a point;

Thence N 15°09'39" E a distance of 193.29 feet to a point;

thence N 64°22'40" E a distance of 190.52 feet to a pont;

Thence N 09°34'07" E a distance of 60.22 feet to a point;

Thence N 43°43'26" W a distance of 40.64 feet to a point;

Thence N 82°02'27" W a distance of 149.78 feet to a point;

Thence N 73°29'59" W a distance of 223.01 feet to a point;

Thence N 71°58'16"W a distance of 194.12 feet to a point;

Thence N 83°36'44" W a distance of 137.25 feet to a point;

Thence S 88°04'42" W a distance of 168.20 feet to a point;

Thence S 83°56'25" W a distance of 158.58 feet to a point;

Thence S 74°10'56" W a distance of 249.51 feet to a point;

Thence S 79°58'46" W a distance of 189.20 feet to a point;

Thence N 81°27'00" W a distance of 106.00 feet to a point;

Thence S 79°36'59" W a distance of 126.17 feet to a point;

Thence S 72°47'36" W a distance of 321.89 feet to a point;

Thence S 67°12'30" W a distance of 291.52 feet to a

21

point;

406490

Thence S 77°34'23" W a distance of 164.69 feet to a point;

Thence S 72°46'08" W a distance of 448.88 feet to a point;

Thence N 89°35'22" W a distance of 174.43 feet to a point;

Thence N 87°27'02" W a distance of 526.72 feet to a point;

Thence N 69°48'13" W a distance of 95.06 feet to a point;

Thence N 81°54'36" W a distance of 84.84 feet to a point;

Thence N 68°21'51" W a distance of 183.83 feet to a point;

Thence N 53°56'29" W a distance of 228.25 feet to a point;

Thence N 81°02'54" W a distance of 21.21 feet to a point;

Thence S 68°56'13" W a distance of 43.38 feet to a point;

Thence S 52°21'48" W a distance of 161.38 feet to a point;

Thence S 44°06'30" W a distance of 153.60 feet to a point;

Thence S 61°40'51" W a distance of 114.11 feet to a point;

Thence N 81°59'10" W a distance of 41.17 feet to a point;

Thence N 11°08'31" W a distance of 40.83 feet to a point;

Thence N 10°58'15" E a distance of 124.59 feet to a point;

22

406490

Thence N 00°23'05" E a distance of 66.99 feet to a point;

Thence N 04°44'35" W a distance of 188.54 feet to a point;

Thence N 02°39'08" E a distance of 181.30 feet to a point;

Thence N 09°27'11" W a distance of 41.04 feet to a point;

Thence N 41°05'42" W a distance of 40.91 feet to a point;

Thence N 57°00'31" W a distance of 153.75 feet to a point;

Thence N 65°50'27" W a distance of 108.56 feet to a point;

Thence N 55°06'21" W a distance of 149.14 feet to a point;

Thence N 59°33'04" W a distance of 108.21 feet to a point;

Thence N 47°31'10" W a distance of 69.16 feet to a point;

Thence N 61°27'20" W a distance of 183.87 feet to a point;

Thence N 53°55'22" W a distance of 138.77 feet to a point;

Thence N 41°11'41" W a distance of 145.97 feet to a point;

Thence N 39°07'00" W a distance of 201.50 feet to a point;

Thence N 27°46'10" W a distance of 222.83 feet to the point of terminus.

23

PART I – FEE LANDS (CONTINUED)

C. 100% mineral interest only in the following described parcels of land:

PARCEL 22:
TRACT I-DEBLOCK

A triangular tract of land in the Southeast Corner of the Northwest ¼ of the Northeast ¼ of Section 28, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho which lies Easterly from a line described as follows:

Beginning at a point on the East boundary of the Northwest ¼ of said Northeast ¼ of said Section 28, which said point is 460 feet, more or less, North of the Southeast corner of said Northwest ¼ of the Northeast ¼ of said Section 28; thence

South 28°13' West, a distance of 539.33 feet, more or less, to an intersection with the South boundary of said Northwest ¼ of the Northeast ¼ of said Section 28, which point of intersection is 255 feet West of said Southeast corner of said Northeast ¼ of the Northeast ¼ of Section 28.

[continued on next page]

24

406490

And also all of the East ½ of the Northeast ¼ of Section 28, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho which lies Southerly from the South boundary of the right-of-way of U.S. Highway No. 10 as the same is now established except that portion of the Northeast ¼ of the Northeast ¼ of said Section 28 which lies Westerly from a line described as follows:

Beginning at a point on the West boundary of said Northeast ¼ of the Northeast ¼ of said Section 28 which said point is North 460 feet more or less from the Southwest Corner of said Northeast ¼ of said Section 28; thence

North 28°13' East, a distance of 928.14 feet, more or less to an intersection with the Southerly boundary of the right-of-way of the aforesaid highway.

And also, excepting the entire Vallard Addition, the official plat of which was filed in the Recorder's Office on July 8, 1928, Book U, Misc., page 63.

And also, any part of the Northeast ¼ of the Northeast ¼ of Section 28, Township 48 North, Range 4 East, B.M., lying North of the following described tract.

Beginning at a point on the West boundary of said Northeast ¼ of the Northeast ¼ of Section 28 which said point is 460 foot more or less from the Southwest corner of said Northeast ¼ of the Northeast ¼ of Section 28; thence

North 28°13' East, a distance of 710 feet more or less; thence

South 67°East, 430 feet to a point on the Northwesterly boundary of the tract of land which was conveyed by Peter DeBlock and Clothilde DeBlock, his wife to William Zanetti and Bromo Zanetti by a deed dated January 28, 1946, recorded in the office of the County Recorder of Shoshone County, Idaho in Book 78, Deeds, page 512, reference to which is hereby made; thence from said last-mentioned point to the Southwest corner of said Zanetti tract; thence on and along the Southerly boundary of said Zanetti tract to the Southeast corner thereof; thence Northeasterly on and along the Southeasterly boundary of said Zanetti tract to an intersection with the Easterly boundary of the Northeast ¼ of the Northeast ¼ of Section 28, Township 48 North, Range 4 East, B.M.

And also excepting the Zanetti tract more particularly described as that tract of land which is located on the South side of and adjacent to the U.S. Highway No. 10 and is in the Northeast area of the Northeast ¼ of the Northeast ¼ of Section 28, Township 48 North, Range 4 East, B.M., which tract was conveyed by deed dated the 28th day of January, A.D. 1946, Instrument No. 130958 and is recorded in Book 78, page 512, Shoshone County Recorder's Office, Wallace, Idaho

PARCEL 23:
TRACT H-FAHLER

All of the West ½ of the Northeast ¼, Section 28, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho except a certain tract situated in the Southeast corner of the Northwest ¼ of the Northeast ¼ of said Section 28, which said tract is more particularly described as follows:

25

406490

Beginning at the Southeast corner of said Northwest ¼ of the Northeast ¼ of said Section 28; thence

West on and along the South boundary of said Northwest ¼ of said Northeast ¼ of said Section 28, a distance of 255 feet to a point; thence

North 28°13' East, a distance of 539.33 feet to a point on the East boundary of said Northwest ¼ Northeast ¼ of said Section 28; thence

South on and along said East boundary of said Northwest ¼ Northeast ¼ of said Section 28, a distance of 460 feet to the place of beginning.

EXCEPT a certain tract situated in the Northeast corner of said Northwest ¼ of said Northeast ¼ of said Section 28, which said tract includes all land lying North of the Southerly boundary and East of the Westerly boundary of the Phillip DeLanghe Tract as platted and recorded in the office of the County Recorder of Shoshone County, State of Idaho in Book W, of Misc., page 178 which record reference is hereby made;

AND ALSO a tract of land situated in the Northeast ¼ of the Northeast ¼ of said Section 28, more particularly described as follows:

Beginning at a point on the West boundary of said Northeast ¼ Northeast ¼ of said Section 28 which said point is a distance of 860 feet South of the Northwest corner of said Northeast ¼ Northeast ¼ of said Section 28; thence

North 28°13' East to the Southeast corner of the aforesaid Phillip DeLanghe Tract; thence

Northwesterly on and along the South boundary of said Phillip DeLanghe Tract to a point on the West boundary of said Northeast ¼ Northeast ¼ of said Section 28; thence

South on and along said West boundary of said Northeast ¼ Northeast ¼ of said Section 28 to the place of beginning.

PARCEL 24:
TRACT H-FAHLER

That certain parcel of land lying in Shoshone County, State of Idaho in Section 21, Township 48 North, Range 4 East, B.M., and more particularly described as follows, to wit:

From the North ¼ corner of Section 28, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho, which is also the South ¼ corner of Section 21, Township 48 North, Range 4 East, B.M., go due East along the Section line common to Sections 21 and 28, a distance of 37.00 feet to the point of beginning; thence

North 45°01'13" East, a distance of 258.14 feet to a point; thence

North 71°59'09" East, a distance of 227.35 feet to a point; thence

South 69°42'05" East, a distance of 728.65 feet to a point on the Section line between Sections 21 and 28; thence due West along said Section line to the point of beginning.

26

406490

EXCEPT railroad right-of-way as conveyed in Deed recorded in Book Q, page 45.

ALSO EXCEPT right-of-way conveyed to State of Idaho in Book 78, Deeds, page 469, and in Instrument No. 154148 of Official Records.

PARCEL 25:
TRACT E-BRATTON RANCH

Beginning at the ¼ corner between Sections 19 and 20, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho, which is an iron pipe with a brass cap with the standard mark of the United States General Land Office and Corner No. 1; running thence

North 44°02'35" East (shown of record to be North 43°33' East), a distance of 483.98 to Corner No. 2, a steel pin; thence

South 55°21'43" East, a distance of 554.58 feet to Corner No. 3, a steel pin; thence

North 51°03'30" East, a distance of 162.42 feet to Corner No. 4, a steel pin; thence

North 44°05' East, a distance of 92.90 feet to Corner No. 5, a steel pin; thence

North 88°26'06" East, a distance of 111.67 feet to Corner No. 6, a steel pin; thence

South 81°55'05" East, a distance of 149.66 feet to Corner No. 7, a steel pin; thence

North 17°58'52" East, a distance of 101.00 feet to Corner No. 8, a steel pin on the Southwest right-of-way line of the O.W.R&N Railroad (leased to the Union Pacific); thence along said right-of-way line on a curve to the right with a radius of 2,850.00 feet, a distance of 39.00 feet, the long chord of said curve bearing South 47°15'10" East and having a length of 39.00 feet to a point of tangency on said right-of-way and Corner No. 9; thence along said right-of-way line South 46°27'10" East, a distance of 1,128.00 feet to Corner No. 10, a steel pin; thence

South 0°07' West, (shown of record to be due South), a distance of 233.00 feet to Corner No. 11, a steel pin; thence

South 46°27'10" East (shown of record to be South 44° East), a distance of 771.23 feet to Corner No. 12, a steel pin, being also the South boundary of the North ½ of the Southwest ¼ of said Section 20; thence

South 89°22'15" West (shown of record to be due West), along said South boundary, a distance of 2,649.70 feet to Corner No. 13, a steel pin and a point on the West line of said Section 20; thence along said West line North 1°18' West (shown of record to be due North), a distance of 1,317.68 feet to Corner No. 1, the place of beginning.

All lying within Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho and lying partially in the Village of Osburn.

27

406490

PARCEL 26:
TRACT J-CALADAY

North ½ of the Southwest ¼ of Section 34, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho.

EXCEPTING therefrom any portion of said North ½ Southwest ¼, Section 34 found to be in conflict with the following described tracts of land as follows, to-wit:

The South 35 feet of the following described tract of land, to-wit: Beginning at the Southeast Corner of the one acre tract at the fence Corner West of County Road, whence South ¼ Corner, Section 34, Township 48 North, Range 4 East, B.M., bears South 23°10' East, 1370.0 feet; thence

South 77°07' West, 208.7 feet along fence to Southwest Corner 10 feet West of Placer Creek; thence

North 23°23' West, 70 feet down Placer Creek to the Northwest Corner; thence

North 77°07' East, 208.7 feet to the Northeast Corner at the fence West of the County Road; the portal of the Cons. M&D Co. tunnel bears North 35°42' West, 556.5 feet; thence

South 23°23' East, 70 feet along fence to the Southeast Corner, the place of beginning. Said tract of land being in the Northeast ¼ of the Southwest ¼, Section 34, Township 48 North, Range 4 East, B.M., said tract is also known as Tax No. 7 of said Section according to the Assessor's rolls.

AND EXCLUDING a tract 30 feet wide and 200 feet long which lies to the South of and contiguous to the above described tract, all of which is situated in the County of Shoshone, State of Idaho.

AND EXCLUDING a tract or parcel of land situated in the East ½ of the Southwest ¼ of Section 34, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho more particularly described as follows, to-wit:

Beginning at the Southeast Corner of a one acre tract at the fence corner west of the County Road, whence the South ¼ corner of Section 34, Township 48 North, Range 4 East, B.M., bears South 23°10" East, 1370 feet; thence

North 23°23' West, 35 feet to the true point of beginning; thence

South 77°07' West, 208.7 feet to the Southwest Corner; thence

North 23°23' West, 60 feet down Placer Creek to the Northwest Corner; thence

North 77°07' East, 208.7 feet to the Northeast Corner; thence

28

406490

South 23°23' East, 60 feet to the Southeast Corner, the place of beginning. This parcel of land lies on the Easterly side of Placer Creek and is also known as Tax No. 8 of said Section according to the Assessor's rolls.

AND EXCLUDING the North 40 feet, beginning at the line fence of a tract of land in the East ½ of the Southwest ¼ of Section 34, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho also known as Tax No. 11 of said Section according to the Assessor's rolls.

AND EXCLUDING that portion of the Northeast ¼ of the Southwest ¼ of Section 34, Township 48 North, Range 4 East, B.M., particularly described as follows, to-wit:

Beginning at a point whence the South ¼ Corner of Section 34 bears South 23°10' East, 1370 feet; thence

North 23°23' West, 139.7 feet to the place of beginning; thence

South 77°07' West, 208.7 feet to the Southwest Corner; thence

North 23°23' West, 277.7 feet to the Northwest Corner; thence

North 77°07' East, 80.7 feet to a point; thence

Northeasterly 180 feet to a point; thence

Easterly 22 feet to the Northeast Corner; thence

South 23°23' East, 438.7 feet to the true point of beginning and is also known as Tax No. 12 of said Section according to the Assessor's rolls.

INCLUDING THE FOLLOWING DESCRIBED LAND, Southeast ¼ of the Southwest ¼, Section 34, Township 48 North, Range 4 East, B.M., but excluding a tract of land situated in Shoshone County, State of Idaho in said Southwest ¼ of Section 34, Township 48, Range 4 East, B.M., more particularly described as follows, to-wit:

Beginning at Corner No. 1 of said tract from whence the Northwest Corner of Section 3 and the Northeast Corner of Section 4, Township 47 North, Range 4 East B.M., bears South 83°19'50" West, 2522.45 feet; thence

North 160 feet to Corner No. 2; thence

West 390 feet to Corner No. 3; thence

North 315 feet to Corner No. 4; thence

East 635 feet to Corner No. 5; thence

North 123.85 feet to Corner No. 6; thence

East 230 feet to Corner No. 7; thence

29

406490

South 599.14 feet to Corner No. 8; thence

North 89°58' West, 475 feet to Corner No. 1, the place of beginning.

A portion of the Peerless No. 14 Patented Lode Mining Claim, M.S. No. 3186, situate in Section 3, Township 47 North, Range 4 East, B.M., more particularly described as follows:

Beginning at Corner No. 3 of said Peerless No. 14; thence

North 33° East, 600 feet to Corner No. 2 of said Peerless No. 14; thence

North 70° West, 1213.87 feet along the Northerly sideline of said Peerless No. 14 to a point; thence

South 39°37' East, 1155.87 feet to a point on the Southerly sideline of said Peerless No. 14; thence

South 70° East, 81.77 feet to Corner No. 3 of said Peerless No. 14, the place of beginning.

ALSO EXCEPT that land described in the record of survey recorded August 9, 1985, Instrument No. 318224, sometimes referred to as the Amended Mills Park Subdivision, Shoshone County, State of Idaho.

[continued on next page]

30

406490

PARCEL 27:
TRACT C-OLD COEUR MINE

Beginning at the common corner of Section 13 and 24, Township 48 North, Range 3 East, B.M., and Sections 18 and 19, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho; thence

North 00°20" East along the common line between Township 48 North, Range 3 East, B.M. and Township 48 North, Range 4 East, B.M., 1310 feet more or less to the Northwest corner of Lot 4, identical with Southwest ¼ of the Southwest ¼ of said Section 18, Township 48 North, Range 4 East, B.M.; thence

North 89°17' East, 1050 feet more or less along the Northerly sidelines of said Lot 4 of Section 18, Township 48 North, Range 4 East, B.M., to the point of intersection with the Westerly sideline of the Townsite of Osburn, Idaho as the same is delineated on the official plat of said Townsite filed in the office of the County Recorder of Shoshone County, Idaho on April 11, 1890 and on file and of record now in the office of the County Recorder of Shoshone County, Idaho; thence

South 30°5' West, 405 feet more or less to the Southwest corner of said Townsite of Osburn; thence

South 59°55' East along the Southerly sideline of said Osburn Townsite, 555 feet more or less to the point of intersection with the Easterly line of said Lot 4, identical with the Southwest ¼ of the Southwest ¼ of Section 18, Township 48 North, Range 4 East, B.M.; thence

South 00°20'30" West along said Easterly sideline of said Lot 4 of Section 18, Township 48 North, Range 4 East, B.M., 692 feet more or less to the Southeast corner of said Lot 4, identical with the Southwest ¼ of the Southwest ¼ of Section 18, Township 48 North, Range 4 East, B.M.; thence

South 89°34' West along the common line between Sections 18 and 19, Township 48 North, Range 4 East, B.M., 1327.3 feet more or less to the common corner of Sections 13 and 24, Township 48 North, Range 3 East, B.M. and Sections 18 and 19, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho.

PARCEL 28:
TRACT F-MOUTH OF ARGENTINE

The South ½ of the Southeast ¼ of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho.

EXCEPT a parcel of land of varying width on each side of the centerline of highway as surveyed and shown on the official plat of the Coeur d'Alene-Yellowstone Trail SN FAP 64B (3) highway survey on file in the office of the Department of Public Works of the State of Idaho and lying over and across a portion of the North ½ of Southeast ¼ Southeast ¼ of Section 20, Township 48 North, Range 4 East, B.M., described as follows, to-wit:

31

406490

Beginning at a point on the North line of Southeast ¼ Southeast ¼ of Section 20, Township 48 North, Range 4 East, B.M., approximately 1320 feet North and 1225 feet West from the Southeast corner of said Section 20 and from which point Station 427+06 of the centerline of the Coeur d'Alene-Yellowstone Trail (SN FAP 64 B (3) lies Northerly on a radial line 95 feet distant; thence

Easterly on a curve to the left of 3369.3 feet radius, 95 feet Southerly from and parallel to said centerline 662.7 feet, more or less to a point; thence

Southwesterly on a radial line 55 feet to a point; thence

Easterly on a curve to the left of 3424.3 feet radius 150 feet Southerly from and parallel to said centerline 209.2 feet to a point, from which Station 435+50 of said centerline lies Northerly on a radial line 150 feet distant; thence

Easterly 390 feet more or less to a point on the East line of the Southeast ¼ Southeast ¼ of said Section 20 and from which point Station 439+20 lies Northerly 115 feet distant, said Station 439+20 lying approximately North 0°17' East, 1103.65 feet from the Southeast corner of said Section 20; thence

Northerly along the East line of the Southeast ¼ Southeast ¼ of said Section 20, 197 feet, more or less, to the Northeast corner of the Southeast ¼ Southeast ¼ of said Section 20; thence

Easterly along the North line of the Southeast ¼ Southeast ¼ of said Section 20, 1238 feet, more or less to the place of beginning.

EXCEPT Beginning at the Northeast corner of the Southeast ¼ Southeast ¼, Section 20, Township 48 North, Range 4 East B.M.; thence

South 89°32' East on and along the Northerly boundary of said Southeast ¼ Southeast ¼, a distance of 455.1 feet to point on the Northerly right-of-way line of the present paved highway, said point being right angle to and 25 feet distant from the centerline of said paved highway; thence

South 74°07' East on and along the Northerly right-of-way line of present paved highway, a distance of 472.6 feet to a point on the Easterly boundary of said Southeast ¼ Southeast ¼, said point being right angle to and 25 feet distant from the centerline of said paved highway; thence

North 0°17' East on and along the Easterly boundary of said Southeast ¼ Southeast ¼ of said Section 20, a distance of 133.8 feet to the place of beginning.

ALSO EXCEPT an irregular parcel of land lying situate between the North right-of-way line of the existing paved Coeur d'Alene-Yellowstone Trail Highway as now exists in the year 1945 and the South right-of-way line of the proposed S.N.F.A.P. 64B (3) Yellowstone Trail Highway and being in the Southeast ¼ Southeast ¼ of Section 20, Township 48 North, Range 4 East, B.M., more particularly described as follows, to-wit:

32

406490

Beginning at the Northwest Corner of the Southeast ¼ Southeast ¼, Section 20, Township 48 North, range 4 East, B.M., from which the corner common to Sections 20, 21, 28 and 29 bears South 44°46'30" East, 1868.54 feet distant; thence

North 89°32' East on and along the North boundary of said Southeast ¼ Southeast ¼ to an intersection with the South boundary of the proposed S.N.F.A.P. 64 B (3) Yellowstone Trail Highway, a distance of 100.81 feet; thence on a curve left having a radius of 3369.3 feet and a central angle of 11°13', a distance of 659.60 feet measured on the arc to an intersection with the Northerly right-of-way line of the present Yellowstone Trail Highway. Said arc is subtended by a chord which bears South 77°41' East, said curve being the Southerly right-of-way line of the proposed S.N.F.A.P. 64 B (3) Coeur d'Alene-Yellowstone Trail Highway and being parallel to and 95 feet distant from the centerline of proposed highway; thence on a curve right having a radius of 930.0 feet and a central angle of 38°12', a distance of 620.11 feet measured on the arc to a point. Said arc is subtended by a chord which bears South 86°51' West, said curve being the Northerly right-of-way line of the present paved Yellowstone Trail Highway and parallel to and 25 feet distant from the centerline; thence

North 74°07' West on and along the North right-of-way line of present paved highway, a distance of 142.87 feet to an intersection with the West boundary of said Southeast ¼ Southeast ¼ of Section 20, said right-of-way line being parallel to and 25 feet distant from centerline of present paved highway; thence

North 0°17' East, on and along the West boundary of said Southeast ¼ Southeast ¼, a distance of 133.8 feet to the place of beginning.

PARCEL 29:
TRACT M-TWO MILE GULCH

All of the Northeast ¼ of the Northeast ¼ of Section 18, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho being the same premises for which a United States Patent was issued to Samuel Tipton, dated March 5, 1918, recorded November 1, 1918, in Book 53, Deeds, page 186 thereof of the records of Shoshone County, Idaho.

EXCLUDING, EXCEPTING and RESERVING from this conveyance, however, all that portion of the Northeast ¼ of the Northeast ¼ of Section 18, Township 48 North, Range 4 East, B.M., more particularly described as follows, to wit:

Beginning at the Northeast corner, which lies South 12° West, 183.3 feet from Corner No. 10 of HES No. 216; thence

South 22°30' West, 906 feet; thence

North 0°35' West, 984 feet to a point marked by an iron pipe; thence

South 67°30' East, 385 feet to the place of beginning.

ALSO EXCLUDING, EXCEPTING and RESERVING that certain triangular tract of land situated in the West ½ of the Northeast ¼ of Section 18, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho and more particularly described and bounded as follows, to wit:

33

406490

Beginning at a point from which Corner No. 10 of HES No. 216 bears North 66°30' East, a distance of 480.2 feet; thence

South 0°35' West, 438.7 feet to a point; thence

North 62°31' West, 188.3 feet to a point; thence

North 24°38' East, 411.5 feet to the place of beginning.

ALSO EXCEPTING the following tract:

Beginning at a point on the Northeast corner which lies South 28°08'35" West, 731.31 feet from Corner No. 10 of HES No. 216; thence

South 27°27' West, 50 feet; thence

North 62°31'West, 273 feet to the Southwest corner; thence

North 23°16' East, 50 feet to the Northwest corner; thence

South 62°31' East, 276.62 feet to the place of beginning.

ALSO EXCEPT all of the Northeast ¼ of the Northeast ¼ of Section 18, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho being the same premises for which the United States Patent was issued to Samuel Tipton dated March 5, 1918 and recorded November 1, 1918, Book 33, Deeds, page 186.

EXCLUDING, EXCEPTING and RESERVING from this conveyance, however, all that portion of the Northeast ¼ of the Northeast ¼ of Section 18, Township 48 North, Range 4 East, B.M., more particularly described as follows, to-wit:

Beginning at the Northeast corner which lies South 12° West, 183.3 feet from Corner No. 10 of HES No. 216; thence

South 22°30' West, 906 feet; thence

North 0°35' West, 984 feet to a point marked by an iron pipe; thence

South 67°30' East, 385 feet to the place of beginning

ALSO EXCLUDING, EXCEPTING and RESERVING that certain triangular tract of land situated in the West ½ of the Northeast ¼ of Section 18, Township 48 North, Range 4 East B.M., Shoshone County, Idaho more particularly described and bounded as follows, to-wit:

Beginning at a point from which Corner No. 10 of HES No. 216 bears North 66°30' East, a distance of 480.2 feet; thence

South 0°35' East, 438.7 feet to a point; thence

34

406490

North 62°11' East, 188.3 feet to a point; thence

North 24°38' East, 411.5 feet to the place of beginning.

ALSO EXCLUDING THE FOLLOWING TRACT from the above described parcels of ground the following described tract thereof:

Beginning at a point on the Northeast corner which lies South 26°08'35" West, 731.31 feet from Corner No. 10 of HES No. 216; thence

South 27°27' East, 50 feet; thence

North 62°31' West, 273 feet to the Southwest corner; thence

North 23°16' East, 50 feet to the Northwest corner; thence

South 62°31' East, 276.62 feet to the place of beginning.

PARCEL 30:
TRACT L-TAILINGS POND

A tract of land situated in the Northeast ¼ of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho.

Using ASARCO control survey coordinates and meridian and beginning at Corner No. 1, a drill steel identical with ASARCO tailings pond tract Corner 12, from whence the North ½ Section Corner of said Section 20 (N. 18, 710.20 E. 17,752.82) bears North 70°11'52" West, 717.79 feet distant; thence

South 81°58'05" East, 1,999.07 feet distant to Corner No. 2, a drill steel monument on the East boundary of said Section 20; thence

South 0°27'24" West, 2,074.70 feet distant to Corner No. 3, identical with the East ¼ corner of Section 20; thence

South 89°13'55" West, 2,080.54 feet distant to Corner No. 4, a point on the South boundary of the Northeast ¼ of said Section 20; thence

North 4°11'30" East, 1,254.92 feet distant to Corner No. 5, identical with ASARCO Corner 19; thence

North 26°06'09" East, 163.46 feet distant to Corner No. 6; identical with ASARCO Corner 18; thence

North 50°45'22" East, 172.02 feet distant to Corner No. 7, identical with ASARCO Corner 17; thence

North 4°20'42" East, 274.71 feet distant to Corner No. 8 identical with ASARCO Corner 16; thence

35

406490

North 5°09'07" East, 232.35 feet distant to Corner No. 9, identical with ASARCO Corner No. 15; thence

North 20°52'28" West, 230.51 feet distant to Corner No. 10, identical with ASARCO Corner 14; thence

North 19°08'43" West, 110.79 feet distant to Corner No. 11, identical with ASARCO Corner 13; thence

North 64°20'18" West, 113.87 feet distant to Corner No. 1, the place of beginning.

PARCEL 31:
TRACT L-TAILINGS POND

A tract of land situated in the Southeast ¼ of the Southwest ¼ and the South ½ of the Southeast ¼ of Section 17, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho.

All of Lots 6 and 7, Section 17, Township 48 North, Range 4 East, B.M. and the following described portion of Lot 5 of said Section 17, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, to-wit:

Beginning at Corner No. 1 which is marked by an iron pipe with a brass cap and which is identical with the North ¼ corner of Section 20, Township 48 North, Range 4 East, B.M.; thence

North 52°01'00" West, a distance of 793.00 feet to Corner No. 2; thence

North 42°00'00" East, a distance of 338.66 feet (shown on record to be North 42°00' East, 389 feet) to Corner No. 3, a point which is on the North line of Lot 5, Section 17, Township 48 North, Range 4 East, B.M.; thence

North 89°58'07" East along the North line of said Lot 5, a distance of 606.42 feet (shown on record to be Northeasterly) to Corner No. 4, a drill steel monument which is identical to the Northeast corner of said Lot 5; thence

South 0°34'09" West along the boundary line between Lots 5 and 6 of said Section 17, a distance of 743.9 feet (shown on record to be South) to Corner No. 5, a drill steel monument which is identical to the South ¼ corner of said Section 17; thence

North 89°06'46" West along the common line between said Sections 17 and 20, a distance of 206.4 feet (shown on record to be West) to Corner No. 1, the point of beginning.

36

406490

PARCEL 32:
TRACT L-TAILINGS POND

A tract of land situated in the North ½ of the Northeast ¼ of Section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho

Beginning at Corner No. 1 which is a drill steel monument on the common line between Sections 17 and 20, Township 48 North, Range 4 East, B.M., from which the North ¼ corner of said Section 20 which is marked by an iron pipe with a brass cap, bears South 88°32'47" West, a distance of 73.6 feet; thence

North 88°32'47" East along the common line between said Sections 17 and 20, a distance of 2,586.77 feet to Corner No. 2, an iron pipe with a brass cap, which is the Northeast corner of said Section 20; thence

South 0°27'24" West along the common line between Sections 20 and 21, Township 48 North, Range 4 East, B.M., a distance of 590.00 feet to Corner No. 3, a drill steel monument; thence

North 81°58'05" West, a distance of 1,999.07 feet to Corner No. 4, a drill steel monument; thence

South 74°05'52" West, a distance of 205.52 feet to Corner No. 5, a drill steel monument; thence

South 52°28'52" West, a distance of 129.28 feet to Corner No. 6, a drill steel monument; thence

North 60°31'42" West, a distance of 166.00 feet to Corner No. 7, a drill steel monument; thence

North 26°58'32" West, a distance of 83.19 feet to Corner No. 8,, a drill steel monument: thence

North 35°21'11" West, a distance of 107.90 feet to Corner No. 9, a drill steel monument; thence

North 22°39'36" West, a distance of 147.69 feet to the point of beginning.

PARCEL 33:

A tract of land within Section 29, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho described as follows:

Beginning at Corner No. 1 of Dawes, MS 3324, go North 75°40'16" West, 717.11 feet to Corner 4 of Bobbie, MS 3191; thence

North 15°12'28" East, a distance of 1,070.37 feet to a point; thence

37

PART I – FEE LANDS (CONTINUED)

D. 100% interest in the parcels of land described below including, without limitation, the "Galena Mine Site" (amended legal description) and "Coeur Mine Site" (amended legal description) included therein:

434359

AMENDED LEGAL DESCRIPTION
GALENA MINE SITE
SECTIONS 28 AND 29,
TOWNSHIP 48 NORTH, RANGE 4 EAST B.M.
SHOSHONE COUNTY, IDAHO

A tract of land located on portions of Eastview and Fairview of Mineral Survey 2463, Pleasant View Extension and Grand View Extension of Mineral Survey 2193, Marie Lode, Adit Tunnel, Killbuck Two, Butte Jr. Angle and Ross of Mineral Survey 3056, Killbuck, Last Resort, Neversweat Fraction of Mineral Survey 2047, and Keystone of Mineral Survey 1053, located in Sections 28 and 29, Township 48 North, Range 4 East B.M., Shoshone County, Idaho; more particularly described as follows:

Beginning at the common ¼ corner of Sections 28 and 29, Township 48 North, Range 4 East B.M.;

Thence N01°26'15"W (Shown of record as N00°11'00"W) along the section line a distance of 895.19 feet to a point on Line 2 – 3 of the Marie Lode of Mineral Survey 3056;

Thence N55°25'39"W (Shown of record as N55°12'00"W along said Line 3 – 2 a distance of 14.08 feet to a Corner 2 of the Marie Lode;

Thence S23°52'21"W (Shown of record as S24°06'00"W) along Line 2 – 1 of said Marie Lode a distance of 59.07 feet to Corner 2 of the Grandview Extension of Mineral Survey 2193;

Thence N48°51'39"W (Shown of record as N48°38'00"W) along Line 2 – 3 of said Grand View Extension a distance of 125.37 feet to a point;

Thence S32°41'20"W a distance of 2392.12 feet to a point;

Thence N81°09'45"W a distance of 209.13 feet to a point;

Thence S09°04'23"W a distance of 69.44 feet to a point;

Thence S60°59'48"E a distance of 411.64 feet to a point;

Thence S66°39'44"E a distance of 247.53 feet to a point;

Thence N46°54'35"E a distance of 1153.41 feet to a point;

Thence S25°27'02"E a distance of 89.22 feet to a point;

Thence S77°21'10"E a distance of 423.43 feet to a point;

39

434359

Thence N07°00'13"W a distance of 442.71 feet to a point;

Thence N08°11'51"E a distance of 373.39 feet to a point;

Thence S87°59'00"W a distance of 218.61 feet to the true point-of-beginning.

BRATTON RANCH SHORT PLAT

Tracts 1 & 2 of Bratton Ranch Short Plat along with shown thirty-foot wide road easement as shown on Record of Survey recorded June 3, 2003, as Instrument #410119 and Affidavit of Correction Instrument #414429 recorded on January 22, 2004.

PLACER CREEK VENT AND WELL SITE SHORT PLAT

Vent Adit and Well Site of the Placer Creek Vent and Well Site Short Plat along with shown thirty-foot road easement as shown on Record of Survey recorded June 3, 2003, as Instrument #410121.

LEGAL DESCRIPTION
GRAHAM RANCH
PORTION OF GOVERNMENT LOTS 5 AND 6 OF
SECTION 17 AND NE1/4 OF SECTION 20,
TOWNSHIP 48 NORTH, RANGE 4 EAST B.M.
SHOSHONE COUNTY, IDAHO

A portion of land located in Government Lots 5 an 6 of Section 17, and NE ¼ of Section 20, Township 48 North, Range 4 East B.M., Shoshone County, Idaho; more particularly described as follows:

Beginning at the N ¼ corner of Section 20, Township 48 North, Range 4 East B.M. being the point-of-beginning;

Thence N51°49'40"W a distance of 807.91 feet to a point;

Thence N42°10'03"E a distance of 333.84 feet (Shown of record as N42°10'00"E 333.17) to a point;

Thence S60°28'51"E a distance of 705.90 feet to a point;

Thence S51°21'57"E a distance of 1123.03 feet to a point;

Thence N81°52'05"W (Shown of record as N81°58'05"W) a distance of 410.10 feet to a point;

Thence S74°10'36"W a distance of 205.45 feet (Shown of record as S74°05'52"W 205.52 feet) to a point,

40

434359

Thence S52°33'40"W a distance of 129.23 feet (Shown of record as S52°33'43"W 129.28 feet) to a point,

Thence N60°26'56"W a distance of 165.93 feet (Shown of record as N60°31'42"W 166.00 feet) to a point;

Thence N26°49'36"W a distance of 83.58 feet (Shown of record as N26°58'32"W 83.19 feet) to a point;

Thence N38°35'45"W a distance of 107.90 feet (Shown of record as N35°21'11"W 107.90 feet) to a point;

Thence N20°12'35"W a distance of 146.14 feet (Shown of record as N22°39'36"W 147.69 feet) to a point on the section line;

Thence N89°18'32"W a distance of 74.38 feet (Shown of record as N88°32'47"W a distance of 74.52 feet) to the point-of-beginning as shown on Record of Survey recorded May 30, 2003, as Instrument #410004 and Affidavit of Correction Instrument #414428 recorded on January 22, 2004.

LEGAL DESCRIPTION
OLD COEUR D'ALENE MINES MINE SITE
SHOSHONE COUNTY, IDAHO

A tract of land located on a portions of Plainview No. 1 of M.S. 3281, Mineral Point, Mineral Point Fraction, Diamond Point, Diamond Point No. 2, Emma, Century, and Commodore Truxton of M.S. 3382 situated in Sections 13 and 24, Township 48 North, Range 3 East B.M. and Sections 18 and 19, Township 48 North, Range 3 East B.M., Shoshone County, Idaho, being more particularly described as:

Beginning at Corner 4 of the Mineral Point Fraction of M.S. 3382 from which the common Section Corner of Sections 13 and 24, Township 48 North, Range 3 East B.M. and Sections 18 and 19, Township 48 North, Range 3 East B.M. bears S80°39'48"E a distance of 566.03 feet and Corner 1 of said Mineral Point Fraction bears S71°46'22"E a distance of 599.48 feet;

Thence S34°05'37"W along Line 3-4 of said Mineral Point Fraction a distance of 886.70 feet to a point on Line 2-3 of Plainview No. 1 of M.S. 3281;

Thence S33°19'11"E along Line 2-3 of said Plainview No. 1 a distance of 377.53 feet to Corner 3 of Plainview No. 1;

Thence S69°08'46"W along Line 3-4 of said Plainview No. 1 a distance of 583.00 feet to Corner 4 of Plainview No. 1;

Thence N33°19'11"W along Line 4-1 of said Plainview No. 1 a distance of 70.44 feet to a point;

41

434359

Thence S83°53'44"W a distance of 326.11 feet to a point;

Thence S44°50'45"W a distance of 366.90 feet to a point on line 3-4 of the Commodore Truxton;

Thence S53°05'58"E a distance of 215.07 feet to a Corner 3 of the Commodore Truxton;

Thence S45°52'33"E a distance of 45.14 feet to a point;

Thence N60°43'24"E a distance of 645.67 feet to a point;

Thence N58°50'23"E a distance of 508.80 feet to a point;

Thence N56°12'54"E a distance of 825.55 feet to a point;

Thence N48°56'50"E a distance of 318.13 feet to a point;

Thence N44°11'59"E a distance of 427.85 feet to a point;

Thence N78°56'54"W a distance of 581.03 feet to a point on Line 4-1 of the Diamond Point No. 2 of M.S. 3382;

Thence S00°42'45"W along Line 4-1 of said Diamond Point No. 2 a distance of 142.76 feet to a point on Line 4-1 of said Mineral Point Fraction;

Thence N71°46'22"W along Line 4-1 of said Mineral Point Fraction a distance of 420.16 feet to the point of beginning.

OSBURN WATER TANK

Osburn Water Tank of the Osburn Water Tank Short Plat along with shown thirty-foot wide road easement as shown on Record of Survey recorded June 3, 2003 as Instrument #410118.

AMENDED LEGAL DESCRIPTION OF
COEUR MINE SITE
SECTIONS 19 AND 20
TOWNSHIP 48 NORTH, RANGE 4 EAST B.M.
SHOSHONE COUNTY, IDAHO

A tract of land located on portions of the Bratton Ranch, and Gaylord, Thursday, Jane Wray and Horseshoe of Mineral Survey 3191, Pride of the Rockies, Sunshine, and Rainbow of Mineral Survey 2761 located in Sections 19 and 20, Township 48 North, Range 4 East B.M., Shoshone County, Idaho; more particularly described as follows:

Beginning at a point on the southwesterly right-of-way of the Union Pacific Railroad, from which the ¼ corner of Sections 19 and 20, Township 48 North, Range 4 East B.M. also being Corner

42

434359

No. 1 of the July of Mineral Survey 3191 bears N82°07'31"W a distance of 1864.02 feet;

Thence S05°09'10"E a distance of 270.56 feet to a point;

Thence S64°59'21"W a distance of 50.00 feet to a point;

Thence along a curve to the left with a radius of 25.00 feet a distance of 45.75 feet (With a chord bearing of N77°26'33"W 39.63 feet) to a point;

Thence S51°36'37"W a distance of 210.57 feet to a point;

Thence along a curve to the right with a radius of 90.00 feet a distance of 209.39 feet (With a chord bearing of N84°23'02"W 165.26 feet) to a point;

Thence N04°54'59"W a distance of 176.66 feet to a point;

Thence along a curve to the left with a radius of 155.00 feet a distance of 195.40 feet (With a chord bearing of N34°40'11"W 182.71 feet) to a point;

Thence N65°32'17"W a distance of 276.27 feet to a point;

Thence along a curve to the left with a radius of 65.00 feet a distance of 78.93 feet (With a chord bearing of N89°32'33"W 74.17 feet) to a point;

Thence S47°28'56"W a distance of 237.61 feet to a point;

Thence S31°26'57"W a distance of 659.40 feet to a point;

Thence S25°33'30"W a distance of 665.66 feet to a point;

Thence along a curve to the right with a radius of 675.00 feet a distance of 496.98 feet (With a chord bearing of S49°40'44"W 485.83) to a point;

Thence S17°32'21"W a distance of 432.19 feet to a point;

Thence N68°10'40"W a distance of 306.84 feet to a point;

Thence S82°34'01"W a distance of 933.15 feet to a point;

Thence S45°37'35"W a distance of 294.95 feet to a point;

Thence N65°33'13"W a distance of 94.12 feet to a point;

Thence N22°40'33"E a distance of 628.14 feet to a point;

Thence N18°50'09"E a distance of 144.65 feet to a point;

43

434359

Thence N53°09'18"E a distance of 179.40 feet to a point;

Thence N73°40'17"E a distance of 108.24 feet to a point;

Thence N71°23'43"E a distance of 152.65 feet to a point;

Thence N79°28'31"E a distance of 159.58 feet to a point;

Thence N80°44'39"E a distance of 147.35 feet to a point;

Thence N60°21'03"E a distance of 797.39 feet to a point:

Thence S64°52'07"E a distance of 285.68 feet to a point;

Thence N41°27'32"E a distance of 181.38 feet to a point;

Thence N28°33'54"E a distance of 482.86 feet to a point;

Thence N24°23'00"E a distance of 340.06 feet to a point;

Thence N45°37'01"E a distance of 375.23 feet to a point;

Thence N66°10'35"E a distance of 165.19 feet to a point;

Thence S69°31'40"E a distance of 150.52 feet to a point;

Thence S61°28'21"E a distance of 450.78 feet to a point;

Thence S15°59'27"E a distance of 186.86 feet to a point;

Thence N61°50'36"E a distance of 153.17 feet to a point;

Thence N05°09'10"W a distance of 219.52 feet to a point on the southwesterly right-of-way of the Union Pacific Railroad;

Thence S46°40'05"E along said right-of-way a distance of 135.34 feet to the true point-of-beginning.

ST. ELMO MINE OF ST. ELMO MINE SHORT PLAT

St. Elmo Mine of St. Elmo Mine Short Plat along with shown thirty-foot road easement as shown on Record of Survey recorded June 3, 2003, as Instrument #410120.

44

434359

LEGAL DESCRIPTION
SILVER VALLEY RESOURCES TAILINGS LINE
A PORTION OF THE S 1/2 OF
SECTION 20, TOWNSHIP 48 NORTH, RANGE 4 EAST B.M.
SHOSHONE COUNTY, IDAHO

A tract of land located in the south ½ of Section 20, Township 48 North, Range 4 East B.M., Shoshone County, Idaho, contain Silver Valley Resources Tailings Line; more particularly described as follows;

Beginning at a point on the southern line of the Union Pacific Railroad right-of-way from which the ¼ corner of Sections 19 and 20 bears N68°13''18"W a distance of 3921.63 feet;

Thence S60°29'59"W a distance of 47.47 feet to a point;

Thence S86°15'11"W a distance of 48.78 feet to a point;

Thence N78°47'57"W a distance of 335.32 feet to a point;

Thence N75°32'12"W a distance of 231.65 feet to a point;

Thence S65°10'42"W a distance of 126.61 feet to a point;

Thence S55°25'33"E a distance of 96.73 feet to a point;

Thence S25°14'55"E a distance of 91.79 feet to a point;

Thence S02°39'08"W a distance of 186.19 feet to a point;

Thence S03°23'58"E a distance of 255.97 feet to a point;

Thence S05°33'54"W a distance of 141.14 feet to a point;

Thence N56°58'52"E a distance of 53.31 feet to a point;

Thence N51°52'55"E a distance of 370.57 feet to a point;

Thence N68°56'13"E a distance of 53.83 feet to a point;

Thence S81°02'54"E a distance of 33.94 feet to a point;

Thence S53°56'29"E a distance of 230.16 feet to a point;

Thence S72°37'54"E a distance of 263.56 feet to a point;

Thence S69°48'13"E a distance of 91.80 feet to a point;

45

434359

Thence S87°27'02"E a distance of 521.75 feet to a point;

Thence N87°32'35"E a distance of 94.87 feet to a point;

Thence N77°16'10"E a distance of 427.63 feet to a point;

Thence N72°16'16"E a distance of 374.47 feet to a point on the easterly line of said section 20;

Thence S00°10'35"W along said section line a distance of 53.43 feet to a point;

Thence S72°24'16"W a distance of 360.23 feet to a point;

Thence S77°16'10"W a distance of 434.30 feet to a point;

Thence S87°32'35"W a distance of 101.55 feet to a point;

Thence N87°27'02"W a distance of 531.69 feet to a point;

Thence N69°48'13"W a distance of 98.33 feet to a point;

Thence N72°37'54"W a distance of 270.55 feet to a point;

Thence N53°56'29"W a distance of 226.34 feet to a point;

Thence N81°02'54"W a distance of 8.48 feet to a point;

Thence S68°56'13"W a distance of 32.93 feet to a point;

Thence S51°52'55"W a distance of 432.91 feet to a point;

Thence N81°59'10"W a distance of 75.77 feet to a point;

Thence N05°33'54"E a distance of 185.13 feet to a point;

Thence N03°23'58"W a distance of 254.69 feet to a point;

Thence N02°39'08"E a distance of 176.42 feet to a point;

Thence N25°14'55"W a distance of 65.89 feet to a point;

Thence N55°25'33"W a distance of 79.80 feet to a point;

Thence N63°19'07"W a distance of 173.50 feet to a point;

Thence N56°58'29"W a distance of 258.41 feet to a point;

46

Thence N57°39'32"W a distance of 253.66 feet to a point;

Thence N47°20'17"W a distance of 228.96 feet to a point;

Thence N41°00'28"W a distance of 262.69 feet to a point;

Thence N27°46'43"W a distance of 227.21 feet to a point;

Thence N64°59'21"E a distance of 50.00 feet to a point;

Thence N05°09'10"W a distance of 270.56 feet to a point;

Thence S46°40'05"E a distance of 381.01 feet to a point on said railroad right-of-way;

Thence S00°04'19"E along Tax Parcel 5000 a distance of 233.00 feet to a point;

Thence S46°38'29"E along said Tax Parcel 5000 a distance of 800.00 feet to a point;

Thence N00°04'19"W along said Tax Parcel 5000 a distance of 234.83 feet to a point on said railroad right-of-way;

Thence along a curve to the left a distance of 510.57 feet with a radius of 1196.28', (With a chord bearing of S61°11'43"E 506.70 feet) to a point,

Thence S73°25'30"E a distance of 513.83 feet to true point of beginning.

434359

2006 NOV 15 PM 12 00

Instrument # 434359
WALLACE,SHOSHONE COUNTY, IDAHO
2006-11-15 12:00:00 No. of Pages: 11
Recorded for : CHARLES L.A. COX, ATTY
PEGGY DELAHOE-WHITE Fee: 33.00
Ex-Officio Recorder Deputy

47

PART I – FEE LANDS (CONTINUED)

E. 100% mineral interest only in the following described land:

"FEE LAND

Irregular piece of land lying north of claims named Diamond Point No. 2 and Willow. The property is tax parcel 48N04E-18-6100 and is described by metes and bounds as follows:

Beginning at the common corner of Secs. 13 and 24, Twp. 48 N., R. 3 E.B.M. and Secs. 18 and 19, Twp. 48 N., R. 4 E.B.M.; thence North no°20' East along the common line between Twp. 48 N., R. 3 E.B.M. and Twp. 48 N., R. 4 E.B.M., 1310 ft. more or less to the Northwest corner of Lot Four (4) identical with the SW ¼ of the SW ¼ of said Sec. 18, Twp. 48 N., R. 4 E.B.M.; thence North 89°17' East 1050 ft. more or less along the Northerly sidelines of said Lot 4 of Sec. 18, Twp. 48 N., R. 4 E.B.M. to the point of intersection with the Westerly sideline of the Townsite of Osburn, Idaho as the same is delineated on the official plat of said Townsite filed in the office of the County Recorder of Shoshone County, Idaho on April 11, 1890 and on file and of record now in the office of the County Recorder of Shoshone County, Idaho; thence South 30°5' West 405 ft. more or less to the Southwest corner to said Townsite of Osburn; thence South 59°55' East along the Southerly sideline of said Osburn Townsite, 555 ft. more or less to the point of intersection with the Easterly line of said Lot 4, identical with the Southwest ¼ of the Southwest ¼ of Sec. 18, Twp. 48 N., R. 4 E.B.M.; thence South no°20'30" West along said Easterly sideline of said Lot 4 of Sec. 18, Twp. 48 N., R. 4 E.B.M. 692 ft. more or less to the Southeast corner of said Lot 4, identical with the Southwest ¼ of the Southwest ¼ of Sec. 18, Twp. 48 N., R. 4 E.B.M.; thence South 89°34' West along the common line between Secs. 18 and 19, Twp. 48 N., R. 4 E.B.M. 1327.3 ft. more or less to the common corner of Secs. 13 and 24, Twp. 48 N., R. 3 E.B.M. and Secs. 18 and 19, Twp. 48 N., R. 4 E.B.M., the place beginning containing 34.502 acres, more or less.

AND ALSO, ALL THAT PORTION OF THE SE ¼ of the SW ¼ of Sec. 18, Twp. 48 N., R. 4 E.B.M. in Shoshone County, Idaho, sometimes designated as Tract 2 and more particularly described by metes and bounds as follows, to-wit:

Beginning at the Southwest corner of the SE ¼ of the SW ¼, identical with the Southeast corner of the SW ¼ of the SW ¼, designated as Lot 4 of the Sec. 18, Twp. 48 N., R. 4 E.B.M.; thence North 89°34' East along the common line between Secs. 18 and 19, Twp. 48 N., R. 4 E.B.M., 1260 ft. more or less to the point of intersections with the Southerly sideline of the Townsite of Osburn, Idaho as shown by the plat of Osburn now on file and of record in the office of the County Recorder of Shoshone County, Idaho; thence along the Southerly line of said Osburn Townsite North 59°55' West 612 ft. more or less to a point; thence South 18°30'West 55 ft. more or less to a point; thence North 59°55' West along the Southerly sideline of said Townsite of Osburn, 820 ft. more or less to the point of intersection with the Easterly sideline of the SW ¼ of the SW ¼, identical with Lot 4 of Sec. 18, Twp. 48 N., R. 4 E.B.M.; thence South no°20'30" West 692 ft. more or less along the common line between the SW ¼ of the SW ¼, known as Lot 4, and the SE ¼ of the SW ¼ of Sec. 18, Twp. 48 N., R. 4 E.B.M. to the Southwest corner of the SE ¼ of the SW ¼ of Sec. 18, Twp. 48 N., R. 4 E.B.M., the place of beginning, containing 12.06 acres, more or less.

EXCLUDING that portion Lonesome Pine No. 4 within the Northwest quarter of the Northeast quarter of Section 19, Township 48 N, Range 4 East, B.M.

48

PART I – FEE LANDS (CONTINUED)

F. Dayrock Property – The following described parcel of land, also sometimes referenced as 2911 Nine Mine Road:

Real property in the County of Shoshone, State of Idaho, described as follows:

A Tract of Land situated in Sections 13 and 14, Township 48 North, Range 4 East, Boise Meridian, Shoshone County, State of Idaho, more particularly described as follows:

Beginning at corner 1 of the Ruby Lode claim, M.S. 3145, whence section corner 11-12-14-13 of Township 48 North, Range 4 East, bears North 22°40'30" West a distance of 546.54 feet;

Thence South 28° West, 237.72 feet to a point on the South side line of the Nuget Placer Lode Claim (M.S. 1470);

Thence South 79°58' East, along the South boundary of the said Nuget claim a distance of 164.43 feet, more or less, to a point on the county road right-of-way;

Thence South 28° West, 256.23 feet, more or less, along the country road right-of-way to a point;

Thence South 18° West, 909.18 feet, more or less, along the country road right-of-way to a point on the South side line of the Panhandle Lode Claim (M.S. 2655);

Thence North 74° West, 32 feet, more or less, along the South boundary of the Panhandle Lode claim to corner 4 of said claim;

Thence continuing North 74° West, a distance of 68 feet, more or less, to a point;

Thence North 10°30' West, 935 feet to a point;

Thence North 40°06'26" East, 904.45 feet to a point on the North side boundary of the Harding Lode claim, (M.S. 3145);

Thence South 61°24' East, 220 feet, more or less, along said side line to corner 1 of the Harding;

Thence continuing South 61°24' East, a distance of 112.3 feet; more or less, to the county road right-of-way;

49

Thence South 28° West, more or less, along said right-of-way, a distance of 186.6 feet, more or less, to a point on the North side boundary of the Ruby Lode claim (M.S. 3145);

Thence North 85°04' West, 170 feet, more or less along the North boundary to corner 1 of the Ruby and the Place of Beginning.

[continued on next page]

50

PART I – FEE LANDS (CONTINUED)

G. Burns-Yak Property – The following described parcels of land:

365018

The following land known as the Burns-Yakk, listed by Shoshone County tax parcel number and with the associated legal description;

Parcel: 48N03E-13-7600

A parcel of land located in the North half of the Southeast 1/4 of Section 13, Township 48 North, Range 3 East, Boise Meridian, Shoshone County, Idaho, and part of Government Lot 3, Section 18, Township 48 North, Range 4 East, Boise Meridian, Shoshone County, Idaho, more specifically described as follows:

Beginning at the center of said Section 13, which lies North 00°04'42" East and 2629.62 feet from the South 1/4 corner of said Section 13, said center of section being the True Point of Beginning: Thence North 00°04'42" East, 235.57 feet to a point on the South line of a 200 foot right-of-way for the Union Pacific Railroad; thence along said right-of-way South 73°13'00" East, 2803.61 feet to a point on the East line of said Section 13; thence North 00°30'27" East, 78.13 feet along section line and said right-of-way to a point on the South line of a 50 foot right-of-way of the Union Pacific Railroad; thence South 73°13'00" East, 139.40 feet to the Westerly boundary of Madison St., the Old McFarren Gulch Road; thence South 11°30'00" West, 756.79 feet along said right-of-way to a point on the South line of said Government Lot 3; thence South 89°34'10" West, 37.51 feet along the South line of Government Lot 3 to the South 1/16 corner common to said Section 13 & 18; thence South 89°31'16" West 2680.03 feet along the South line of the North half of the Southeast 1/4 of said Section 13 to the South center 1/16 corner of said Section 13; thence North 00°04'42" East, 1314.81 feet along the center of Section line to the True Point of Beginning; Excepting therefrom all those portions of the above-described lands previously conveyed by the Grantors herein to the Dalton Mobile Home Sales, Inc. and Charles W. Beck and Alta L. Beck hereby by deed dated May 8, 1979, recorded May 17, 1979, Document No. 278994, as corrected by Correction Deed dated January 27, 1980, recorded March 6, 1980, as Document No. 284690; and

A parcel of land located in Section 13, Township 48 North, Range 3 East, Boise Meridian, Shoshone County, Idaho, more specifically described as follows:

Beginning at the center of said Section 13, which lies North 00°04'42" East and 2629.62 feet from the South 1/4 corner of said Section 13, said center of section being the True Point of Beginning; thence North 00°04'42" East, 274.95 feet on the center of section line to a point on the center of the Polaris Spur right-of-way; thence along a 10° curve to the left 176.38 feet to the chord of which bears South 71°23'17" West, 175.67 feet to a point on the centerline of said right-of-way; thence South 62°34'52" West, 53.11 feet along said centerline; thence South 00°02'22" West, 323.04 feet; thence South 60°49'00" East, 242.78 feet; thence North 00°21'02" East, 247.00 feet to the True Point of Beginning, Less the North 17.5 feet thereof.

1

51

Burns-Yakk Description Continued: 365618

Parcels: 48NO3E-13-7970, and C-0000-013-7960

Those certain portions of Section 13, Township 48 North, Range 3 B.B.M., and of Section 18, Township 48 North, Range 4, B.B.M., Shoshone County, Idaho, described as follows:

Commencing at a point on the Southerly boundary of the Union Pacific Railroad right-of-way from which the Northeast corner of Homestake Lode Mineral Survey number 3220 bears South 00°01'20" East, 236.50 feet; thence South 73°13'00" East, 2789.20 feet along the Southerly right-of-way line of the Union Pacific Railroad; thence North, 78.33 feet along the said right-of-way line of the Union Pacific Railroad; thence South 73°13'00" East, 205.26 feet along said right-of-way line to a point which is the intersection of the Southerly right-of-way line of the Union Pacific Railroad and the Westerly boundary of the McFarren Gulch County Road; thence South 11°30'00" West, 721.44 feet along the Westerly boundary of said County Road; thence West 130.00 feet; thence North 64°00'58" West, 1113.12 feet; thence North 67.5° West, 148.50 feet; thence North 77°00'00" West, 149.50 feet; thence North 82°00'00" West, 149.50 feet; thence North 84.5° West, 149.50 feet; thence South 89.5° West, 129.60 feet; thence North 71.5° West, 149.50 feet; thence North 88.5° West, 149.50 feet; thence North 86°00'00" West, 79.70 feet; thence North 81°00'00" West, 149.50 feet; thence North 84°00'00" West, 149.50 feet; thence North 87°00'00" West, 149.50 feet; thence North 79°00'00" West, 66.30 feet, to a point on line 2-3 of the Homestake Lode Mineral Survey number 3220 from which corner number 3 of said Homestake Lode bears South 00°01'20" East, 73.40 feet; thence North 00°01'20" West, 279.60 feet more or less along said line 2-3 of the Homestake Lode; thence North 61°11'22" West, 242.78 feet; thence North, 324.94 feet, more or less to a point on the centerline of the spurtrack leading to the Polaris Mill; thence on and along said centerline North 62°33'15" East, 53.79 feet more or less, to Station 4 plus 74.00, the beginning of a curve; thence along the said centerline of said spurtrack around a 10° curve to the right, 175.00 feet, more or less to Station 2 plus 99.00; thence South 00°01'20" East, 38.45 feet more or less, to the point of beginning; excepting therefrom a 17.50 foot wide strip Southerly from and parallel to the centerline of said described Polaris Mining Company spurtrack; and

All of those portions of the Northwest Quarter of the Southeast Quarter and of the Northeast Quarter of the Southeast Quarter of Section 13, Township 48 North, Range 3, B.B.M., and of Government Lot 3, Section 18, Township 48 North, Range 4, B.B.M., Shoshone County, Idaho, lying South of and contiguous to the above-described lands, bounded on the East by the Westerly boundary of the McFarren Gulch County Road, and bounded on the South by the Southerly boundaries of the said Northwest Quarter of the Southeast Quarter and the Northeast Quarter of the Southeast Quarter of Section 13, Township 48 North, Range 3, B.B.M., and by the Southerly boundary of Government Lot 3, Section 18, Township 48 North, Range 4 B.B.M., and bounded on the West by the Westerly boundary of the said Northwest Quarter of the Southeast Quarter of Section 13, Township 48 North, Range 3, B.B.M.;

2

52

Burns-Takk Description Continued: 365618

Excepting from the conveyance herein all those portions of the above-described land previously conveyed by the Grantors herein to the Dalton Mobile Home Sales, Inc. and Charles W. Beck and Alta L. Beck herein by deed dated May 8, 1979, recorded May 17, 1979, Document Number 278994, Records of Shoshone County.

SUBJECT TO:

special assessments, if any, of the City of Osburn; liens, if any, of the South Fork Coeur d'Alene River Sewer District; Easements, restrictions, reservations, covenants and agreements of record, including a power line easement, including the rights from time to time to cut, trim and remove trees, brush, overhanging branches and other obstructions which may hinder or interfere with the easement grantees' use, occupation or enjoyment of the easement and the operation, maintenance and repair of the easement Grantees' electrical system, recorded in Deed Books 38 and 95 at pages 547 and 313; perpetual easement granted to Pacific Telephone and Telegraph Company with the right to place, construct, operate and maintain, inspect, reconstruct, repair, replace and keep clear two guy anchors with wires, cables, fixtures and appurtenances, and the right of ingress and egress, as recorded in Book 3 of Deeds at Page 296; and a perpetual easement and right-of-way as granted to the Osburn Utilities Corporation for the purpose of construction, reconstruction, maintenance, building, operation and repair of a water pipeline, recorded February 4, 1946 in Book 78 of Deeds Page 525, which easement and right-of-way were conveyed to Kellogg Power and Water Company by instrument recorded February 4, 1946 in Book 78 of Deeds Page 532, all in the records of Shoshone County, Idaho.

A tract of land located in Section 13 and 18, Township 48 North, Range 3 and 4 E.B.M., Shoshone County, Idaho, described as follows:

Beginning at the center of Section 13, thence South 65°13'28" East, 2,999.02 feet to a point on the South 16th line of Section 18, Township 48 North, Range 4, E.B.M., which is the southeast corner of the Burns-Yaak Millsite, that being the true point of beginning; thence West 130.00 feet; thence South 88°36'10" West, 1,586.00 feet; thence North 09°47'27" East, 1,184.58 feet to a point on the Southerly right-of-way of the Union Pacific Railroad; thence South 73°13'00" East, 1,528.43 feet along the Southerly right-of-way of the Union Pacific Railroad; thence North 78.33 feet; thence South 73°13'00" East, 205.28 feet to a Westerly boundary of the McFarren Gulch County Road; thence South 11°30'00" West along the Westerly boundary of the McFarren Gulch County Road, a distance of 721.44 feet to the true pount of beginning.

Parcel: C-0000-13-5800

"A tract of land located in Section 13, Township 48 North, Range 3, E.B.M., and in Section 18, Township 48 North, Range 4, E.B.M., Shoshone County, Idaho, to-wit:

3

53

Burns-Takk Description Continued: 365618

Commencing at the center of said Section 13, which lies North 00°04'42" East and 2629.62 feet from the South ¼ corner of said Section 13; thence North 00°04'42" East, 235.57 feet to a point on the South line of a 200 foot railroad right-of-way for the Union Pacific Railroad; thence along said right-of-way South 73°13'00" East, 1252.05 feet to a point on said right-of-way which point is the True Point of Beginning; thence continuing South 73°13'00" East along said right-of-way line 1541.56 feet to a point on the East line of said Section 13; thence North 00°30'27" East, 78.13 feet along said section line and said right-of-way to a point on the South line of a 50 foot right-of-way of the Union Pacific Railroad; thence South 73°13'00" East, 189.40 feet to the Westerly Boundary of Madison St.; the Old McFarren Gulch Road; thence South 11°30'00" West, a distance of 721.44 feet; thence West 130.00 feet; thence South 88°36'10" West, 1586.00 feet; thence North 09°47'27" East, 1184.58 feet, more or less, to a point on the Southerly line of the said 200 foot right-of-way of the Union Pacific Railroad, the True Point of Beginning."

Parcel: C-000-013-9200

A tract of land located in Section 13 and 18, Township 48 North, Range 3 and 4 E.B.M., Shoshone County, Idaho, described as follows:

Beginning at the center of Section 13, Thence South 65°13'28" East, 2,999.02 feet to a point on the South 16th line of Section 18, Township 48 North, Range 4, E.B.M., which is the Southeast corner of the Burns-Yaak Millsite, that being the true point of beginning; thence West 130.0 feet; thence South 88°36'10" West, 1,586.0 feet; thence North 09°47'27" East, 1,184.58 feet; to a point on the Southerly right-of-way of the Union Pacific Railroad; thence South 73°13' East, 1,526.43 feet along the Southerly right-of-way of the Union Pacific Railroad; thence North 78.33 feet; thence South 73°13' East 205.28 feet to the Westerly boundary of the McFarren Gulch County Road; thence South 11°30' West along the Gulch County Road; thence South 11°30' West along the Westerly boundary of the McFarren Gulch County Road, a distance of 721.44 feet to the true point of beginning.

SUBJECT TO:

Special assessments, if any, of the City of Osburn; liens, if any, of the South Fork Coeur D'Alene River Sewer District; easements, restrictions, reservations, covenants and agreements of record.

TOGETHER WITH an existing water tank and the land directly beneath it located on adjoining property owned by the Grantor's predecessor in interest in the above-described land, and an easement for access to said water tank from the land herein conveyed on, over and across adjoining land of the Grantors, the descriptions of said land beneath the water tank and said easement to be furnished no later than 60 days from the date of this deed;

4

54

Burns-Takk Description Continued:

AND TOGETHER WITH an easement on, over and across land adjoining the land herein conveyed, on a strip of land one foot in width parallel to and adjoining the Union Pacific Railroad right-of-way, said strip extending from the Westerly boundary of land owned by the Grantor's predecessors in interest in the above-described land, Easterly to the above-described land conveyed by this deed.

RECORDED
at the request of
FRED GIBLER, [illegible]
Sr.
DEEDS
Return to:
FRED GIBLER
ATTORNEY AT LAW
BOX 458
[illegible]
Fee $ 27.00

365810

FILED
'95 JAN 13 PM 4 07
MARCIA WINGFIELD
SHOSHONE CTY RECORDER
BY [illegible] DEPUTY

5

55

PART I – FEE LANDS (CONTINUED)

H. Burns-Yak Mill Site – The following described parcels of land:

398145

LEGAL DESCRIPTION FOR THE BURNS-YAAK MILL SITE
(From Inst.# 365618, Exhibit A., Page 1.)

The following land known as the Burns-Yaak Mill Site:

A. A parcel of land located in the North half of the Southeast 1/4 of Section 13, Township 48 North, Range 3 East, Boise Meridian, Shoshone County, Idaho, and part of Government Lot 3, Section 18, Township 48 North, Range 4 East, Boise Meridian, Shoshone County, Idaho, more specifically described as follows:

Beginning at the center of said Section 13, which lies North 00 04' 42" East and 2629.62 feet from the South 1/4 corner of said Section 13, said center of section being the True Point of Beginning: Thence North 00 04'42" East, 235.57 feet to a point on the South line of a 200 foot right-of-way for the Union Pacific Railroad; thence along said right-of-way South 73°13'00" East, 2803.61 feet to a point on the East line of said Section 13; thence North 00°30'27" East, 78.13 feet along section line and said right-of-way to a point on the South line of a 50 foot right-of-way of the Union Pacific Railroad; thence South 73 13' 00" East, 189.40 feet to the Westerly boundary of Madison St., the Old McFarren Gulch Road; thence South 11 30' 00" West, 756.79 feet along said right-of-way to a point on the South line of said Government Lot 3; thence South 89 34' 10" West, 37.51 feet along the South line of Government Lot 3 to the South 1/16 corner common to said Section 13 & 18; thence South 89 31' 16" West 2680.03 feet along the South line of the North half of the Southeast 1/4 of said Section 13 to the South center 1/16 corner of said Section 13; thence North 00 04 42" East, 1314.81 feet along the center of section line to the True Point of Beginning.

B. A parcel of land located in Section 13, Township 48 North, Range 3 East, Boise Meridian, Shoshone County, Idaho, more specifically described as follows:

Beginning at the center of said Section 13, which lies North 00 04' 42" East and 2629.62 feet from the South 1/4 corner of said Section 13, said center of section being the True Point of Beginning; thence North 00 04' 42" East, 274.95 feet on the center of section line to a point on the center of the Polaris Spur right-of-way; thence along a 10 degree curve to the left 176.38 feet to the chord of which bears South 71 23' 17" West, 175.67 feet to a point on the centerline of said right-of-way; thence South 62 34' 52" West, 53.11 feet along said centerline; thence South 00 02' 22" West, 323.04 feet; thence South 60°49' 00" East, 242.78 feet; thence North 00 21' 02" East, 247.00 feet to the True Point of Beginning, Less the North 17.5 feet thereof.

EXHIBIT A

56

PART I – FEE LANDS (CONTINUED)

I. Interest (percentage unknown) in the parcels of land described below:

467536

Date: 05/15/2012 Warranty Deed - continued File No.: 419200-WA (JS)

EXHIBIT A

Parcel #1

A parcel of land lying within the Evening Millsite, Mineral Survey Number 1181 and Lots 5, 6 & 13 of Section 34, Township 48 North, Range 5 East B.M., Shoshone County, Idaho, being more particularly described as follows:

Beginning at the northeast corner of the parcel, from which Corner No. 6 of the Mullan Townsite, an aluminum cap monument, bears N 86°49'24" E a distance of 720.55 feet;

Thence S 26°10'14" E a distance of 60.43 feet to a point;

Thence S 70°04'04" W a distance of 278.25 feet to a point;

Thence N 87°07'51" W a distance of 97.29 feet to a point;

Thence S 05°15'34" W a distance of 150.00 feet to a point;

Thence S 58°30'23" E a distance of 108.33 feet to a point;

Thence S 00°02'59" W a distance of 14.64 feet to a point on the nprtheasterly Right-of Way line of Mill Road;

Thence southwesterly along said Right-of-Way line being a 323.56 foot radius non-tangent curve to the left a distance of 75.67 feet to a point (long chord = S 38°41'14" W, 75.50 feet);

Thence S 31°59'15" W along said Right-of-Wayline a distance of 59.18 feet;

Thence southwesterly along said Right-of-Way line being a 137.43 foot radius curve to the right a distance of 124.87 feet to a point (long chord = S 58°01'00" W, 120.62 feet);

Thence N 29°27'02" E a distance of 87.00 feet to a point;

Thence N 05°10'01" E a distance of 358.29 feet to a point;

Thence N 79°59'38" W a distance of 105.31 feet to a point;

Thence S 85°44'05" W a distance of 36.83 feet to a point;

Thence N 00°00'00" W a distance of 101.59 feet to a point;

Thence S 88°38'40" E a distance of 500.12 feet to the point of beginning.

Parcel #2

57

Date: 05/15/2012 Warranty Deed - continued File No.: 419200-WA (JS)

A parcel of land lying within the Morning Millsite, Mineral Survey Number 754, situated within Section 34, Township 48 North, Range 5 East B.M., Shoshone County, Idaho, being more particularly described as follows:

Beginning at the northeast corner of the parcel, from which Corner No. 6 of the Mullan Townsite, an aluminum cap monument, bears N 60°22'40" E a distance of 1177.64 feet;

Thence S 32°06'00" W a distance of 129.67 feet to a point;

Thence S 02°07'00" W a distance of 85.55 feet to a point on the northeasterly Right-of Way line of the former Union Pacific Railroad;

Thence N 43°48'51" W along said Right-of-Way line a distance of 206.89 feet to a point on the southerly Right-of Way line of the Mill Road;

Thence S 89°41'47" E along said Right-of-Way line a distance of 102.43 feet to a point;

Thence N 67°34'03" E along said Right-of-Way line a distance of 122.10 feet to the point of beginning.

467536

Instrument # 467536
WALLACE,SHOSHONE COUNTY, IDAHO
5-25-2012 10:39:00 No. of Pages: 4
Recorded for : FIRST AMERICAN TITLE CO.
PEGGY DELANGE-WHITE Fee: 19.00
Ex-Officio Recorder Deputy
Index to: WARRANTY DEED

2012 MAY 25 AM 10 39

58

PART II – OWNED PATENTED CLAIMS AND AGREEMENTS

Galena Complex Properties – Subparts A and B
Other Properties – Subpart C

A. 100% mineral interest only in the following patented mining claims:

Property Group	Claim Name	Mineral Survey #	Tax #	Patent Recorded Book	Patent Recorded Page
Old Coeur d'Alene Mines Mine	Mineral Point	883	MC0052	1	87
Old Coeur d'Alene Mines Mine	Emma	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Century	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Emma Extension	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Maggie	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Diamond Point	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Australia	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Columbia	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Lonesome Pine No. 1	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Lonesome Pine No. 2	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Lonesome Pine No. 4	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Lonesome Pine No. 5	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Lonesome Pine No. 6	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Diamond Point No. 2	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Maggie Fraction	3382	MC0052	93	44
Old Coeur d'Alene Mines Mine	Mineral Point Fraction	3382	MC0052	93	44
Coeur Mine	Blue Ribbon	3191	MC0175	63	467
Coeur Mine	July	3191	MC0175	63	467
Coeur Mine	John D	3191	MC0175	63	467
Coeur Mine	Gaylord	3191	MC0175	63	467
Coeur Mine	Horseshoe	3191	MC0175	63	467
Coeur Mine	Hazzard	3191	MC0175	63	467
Coeur Mine	Rainbow No. 2	3191	MC0175	63	467
Coeur Mine	Vera	3191	MC0175	63	467
Coeur Mine	Blatz	3191	MC0175	63	467
Coeur Mine	James H	3191	MC0175	63	467
Coeur Mine	Brooklet	3191	MC0175	63	467
Coeur Mine	Jane Wray	3191	MC0175	63	467
Coeur Mine	Thursday	3191	MC0175	63	467
Coeur Mine	Argentine Extension	3191	MC0175	63	467
Coeur Mine	Bobbie	3191	MC0175	63	467
Coeur Mine	Knob Hill	3191	MC0175	63	467
Coeur Mine	Lookout	3191	MC0175	63	467
Coeur Mine	Spider	3191	MC0175	63	467
Coeur Mine	Sunshine	2761	MC0175	49	139
Coeur Mine	Rainbow	2761	MC0175	49	139
Coeur Mine	Pride of the Rockies	2761	MC0175	49	139
Coeur Mine	Mountain View	2761	MC0175	49	139
Camp	Commodore Truxton	3382	MC0050	93	44
Silver Standard	Nora	3268	MC0052	75	626
Silver Standard	Kaiser	3268	MC0052	75	626

59

Property Group	Claim Name	Mineral Survey #	Tax #	Patent Recorded Book	Page
Silver Standard	May	3268	MC0052	75	626
Silver Standard	Norway	3266	MC0052	75	626
Galena	Lee	1053	MC0036	9	3
Galena	Keystone Consolidated	1053	MC0036	9	3
Galena	Kill Buck	2047	MC0036	32	220
Galena	Last Resort	2047	MC0036	32	220
Galena	Eureka	2047	MC0036	32	220
Galena	Never Sweat Fraction	2047	MC0036	32	220
Galena	Kill Buck Fraction	2047	MC0036	32	220
Galena	Tin Cup	3056	MC0036	61	293
Galena	Killbuck Two	3056	MC0036	61	293
Galena	Tea Cup	3056	MC0036	61	293
Galena	Dike	3056	MC0036	61	293
Galena	Dipper	3056	MC0036	61	293
Galena	Adit Tunnel	3056	MC0036	61	293
Galena	Essie	3056	MC0036	61	293
Galena	G.B. Ex.	3056	MC0036	61	293
Galena	Angie	3056	MC0036	61	293
Galena	Ross	3056	MC0036	61	293
Galena	Hazel	3056	MC0036	61	293
Galena	Kate Lode	3056	MC0036	61	293
Galena	Butte Jr.	3056	MC0036	61	293
Galena	John Borg Lode	3056	MC0036	61	293
Galena	Marie Lode	3056	MC0036	61	293
Galena	Doctor Lode	3056	MC0036	61	293
Galena	Grand View	2193	MC0036	43	22
Galena	Grand View Extension	2193	MC0036	43	22
Galena	Pleasant View	2193	MC0036	43	22
Galena	Pleasant View Extension	2193	MC0036	43	22
Galena	West View	2463	MC0036	43	24
Galena	East View	2463	MC0036	43	24
Galena	Fair View	2463	MC0036	43	24
Galena	Beverly Fraction	2462	MC0036	43	24
Galena	Argentine	775	MC0036	59	49
Galena	Lyle No. 1	3349	MC0036	91	1
Galena	Lyle No. 2	3349	MC0036	91	1
Galena	Summit	3349	MC0036	91	1
Galena	Sanders	3349	MC0036	91	1
Galena	Wilks	3349	MC0036	91	1
Galena	Nugget	3349	MC0036	91	1
Galena	Geraldine	3316	MC0036	89	586
Galena	Silver Knob Fraction	3324	MC0036	110	257
Galena	N.W. End Fraction	3324	MC0036	128	31
Galena	Harding	3324	MC0036	128	31
Galena	Roosevelt	3324	MC0036	128	31
Galena	Argentine Fraction	3316	MC0036	89	586
Galena	Dawes	3324	MC0036	110	257
Galena	Faith	3346	MC0036	90	235

60

Property Group	Claim Name	Mineral Survey #	Tax #	Patent Recorded Book	Page
Galena	Florence	3346	MC0036	90	235
Galena	Mary G.	3316	MC0036	89	586
Galena	Senator C.	3316	MC0036	89	586
Galena	Galena	3348	MC0036	90	355
Galena	Lead	3348	MC0036	90	355
Galena	Plumbum	3348	MC0036	90	355
Galena	Anglesite	3348	MC0036	90	355
Galena	BYP	3348	MC0036	90	355
Galena	David	3348	MC0036	90	355
Hornsilver	Peerless	3186	MC0272	352	849
Hornsilver	Peerless Fraction	3186	MC0272	352	849
Hornsilver	Peerless No. 1	3186	MC0272	352	849
Hornsilver	Peerless No. 2	3186	MC0272	352	849
Hornsilver	Peerless No. 3	3186	MC0272	352	849
Hornsilver	Peerless No. 4	3186	MC0272	352	849
Hornsilver	Peerless No. 5	3186	MC0272	352	849
Hornsilver	Peerless No. 6	3186	MC0272	352	849
Hornsilver	Peerless No. 7	3186	MC0272	352	849
Hornsilver	Peerless No. 8	3186	MC0272	352	849
Hornsilver	Peerless No. 9	3186	MC0272	352	849
Hornsilver	Peerless No. 10	3186	MC0272	352	849
Hornsilver	Peerless No. 11	3186	MC0272	352	849
Hornsilver	Peerless No. 13	3186	MC0272	352	849
Hornsilver	Bax	3416	MC0272	352	849
Hornsilver	Castle Rock	3416	MC0272	352	849
Hornsilver	Dax	3416	MC0272	352	849
Hornsilver	Jax	3416	MC0272	352	849
Hornsilver	Lax	3416	MC0272	352	849
Hornsilver	Max	3416	MC0272	352	849
Hornsilver	Pax	3416	MC0272	352	849
Hornsilver	Sax	3416	MC0272	352	849
Hornsilver	Smart Eleck	3416	MC0272	352	849
Hornsilver	Peerless No. 14 (part)	3186	MC0272	352	849
Caladay	Mary's Peak Mining Claim	3348	MC0037		
Caladay	Summit	3348	MC0037		
Caladay	Log Cabin	3348	MC0037		
Caladay	High Ridge	3348	MC0037		
Caladay	Silver Range Mining Claim	3348	MC0037		
Caladay	Richlieu	3348	MC0037		
Caladay	Wallace Mining Claim.	3348	MC0037		
Caladay	Agnes	3349	MC0037		
Caladay	Marie	3349	MC0037		
Caladay	Capitol No. 2	3349	MC0037		
Caladay	Elizabeth	3349	MC0037		
Caladay	Eklund	3349	MC0037		
Caladay	D. Borg	3346	MC0037		
Caladay	C.W.N.	3346	MC0037		

61

Property Group	Claim Name	Mineral Survey #	Tax #	Patent Recorded Book	Page
Caladay	Hazel	3349	MC0037		
Caladay	Capitol	3349	MC0037		
Caladay	Wallace Extension	3349	MC0037		
Caladay	Nora	3349	MC0037		
Caladay	G.G,	3349	MC0037		
Caladay	Wallace	3349	MC0037		
Caladay	Blue Bird	3349	MC0037		
Caladay	Bertha (Lot no. 1643)	1643	MC0037		
Caladay	Burt	3333	MC0037		

[continued on next page]

62

PART II – OWNED PATENTED CLAIMS AND AGREEMENTS (CONTINUED)

B. With respect to the following patented mining claims, U.S. Silver-Idaho, Inc. has 93.925% interest in the ore in place prior to reversion and 75.7% ownership interest and economic interest after reversion, subject to the terms of the "Camp Agreement" (i.e., that certain Agreement by and among Coeur d'Alene Mines Corporation, Plainview Mining Company, Inc. and Merger Mines Corporation dated July 26, 1978 and amended December 18, 1992):

Property Group	Claim Name	Mineral Survey #
Camp	Manitoba	3261
Camp	Little Gem	3261
Camp	Lucky Boy	3261
Camp	Lucky Stone No. 4	3261
Camp	Lucky Stone No. 3	3261
Camp	Bernardy No. 8	3261
Camp	Lucky Stone	3261
Camp	Lucky Stone No. 2	3261
Camp	Reid	3261
Camp	Aetna	3261
Camp	Morning Glory	3261
Camp	Morning Glory No. 2	3261
Camp	Morning Glory Fraction	3261
Camp	Walters	3261
Camp	Fourthought	3281
Camp	Plainview Fraction	3281
Camp	Silver Hill	3281
Camp	Toughnut	3281
Camp	Plainview No. 1	3281
Camp	Plainview No. 2	3281

63

C. Dayrock Property –the following patented mining claims:

Claim Name	Mineral Survey No.
Sites	M.S. 3058
Freeman	M.S. 3058
Ohio	M.S. 2283
Dora	M.S. 3041A

Situated in Placer Center Mining District in Section 14, Township 48 North, Range 4 East, B.M., Shoshone County, State of Idaho, Patent recorded in Book 59 of Deeds, page 282.

64

PART III – OWNED UNPATENTED CLAIMS AND AGREEMENTS
Galena Complex Properties – Subparts A through E
Other Properties – Subpart F

A. 100% possessory title to the following unpatented mihing claims:

Claim Name	IMC #	Inst. # or Book/Page	
Alder	17287	21/597	
Willow	17289	21/598	
Lonesome Pine No. 7	17288	21/508	
Overlap	17286	36/65	[BLM SRP lists 36/95]
Standard (A)	27896	14/50,	
Ruby	27897	26/272	
Silver	27898	14/51	
Lead	27899	14/46	
Edison	27900	24/491	
June	27901	24/490	
Copper	27902	14/43	
Betty	27903	24/489	
Blue Boar	10964	21/152	
Chesterfield	10965	21/153	
Bank Roll	27904	21/151	
King Pin	27905	21/154	
Victory	27906	29/149	[BLM SRP lists 29/47]
Red Brick	27907	29/146	
Triangle No. 1	15310	131420	[per BLM SRP]
Triangle No. 2	15311	27/636	
Triangle No. 3	15312	33/406	
Triangle No. 4	15313	33/404	
Triangle No. 5	15314	33/403	
Triangle No. 6	15315	33/401	
Triangle No. 7	15316	33/426	
Triangle No. 8	15317	33/427	
Triangle No. 9	15318	33/398	
Triangle No. 10	15319	33/397	
Triangle No. 11	15320	33/396	
Triangle No. 3 Fraction	15321	152843	[per BLM SRP]
Triangle No. 5 Fraction	15322	33/402	
Triangle No. 9 Fraction	15323	45/285	
Duo No. 7	15324	33/393	
Duo No. 8	15325	33/394	
Duo No. 9	15326	33/395	
Duo No. 3	15327	29/373	
Buzzard	15328	33/392	
Bob Fraction	27894	36/514	
Joe Fraction	27895	36/511	

65

PART III – OWNED UNPATENTED CLAIMS AND AGREEMENTS (CONTINUED)

B. While U.S. Silver-Idaho, Inc. is listed by BLM as holder of 100% possessory title to the following unpatented mining claims, these claims are subject to the Camp Agreement (i.e., that certain Agreement by and among Coeur D'Alene Mines Corporation, Plainview Mining Company, Inc. and Merger Mines Corporation dated July 26, 1978 and amended December 18, 1992), pursuant to which U.S. Silver-Idaho, Inc. holds 93.925% interest in the ore in place prior to reversion and 75.7% ownership interest and economic interest after reversion:

Claim Name	IMC #	Inst. # or Book/Page	
Robin	29131	29/323	[BLM SRP lists 29/32]
Mark	29132	29/321	
Bill	29133	29/319	
Jack	29134	29/320	
Ray	29135	29/322	[BLM SRP lists 29/320]
March of Time (A)	29136	25/122a	[BLM SRP lists 27/4]
Gary Lee	29137	36/53	
Pat	29138	36/59	
Justin	29139	36/62	
Dennis	29140	36/56	[BLM SRP lists 24/597]
Hercules	29144	24/596	
Grubstake (A)	29142	24/595	[BLM SRP lists 14/44]
Jumbo	29143	14/44	[BLM SRP lists 24/596]
Intrepid	29145	47/480	
Pay Streak (A)	29141	24/597	[BLM SRP lists 24/595]

C. 100% possessory title to the following unpatented mining claims:

Claim Name	IMC #	Inst. # or Book/Page	
Lonesome Pine No. 8	181357	19-48-4	[BLM SRP lists 382821]
Dempsey	14713	18/517	
Silver (A)	14714	21/3	[BLM SRP lists claim name as Silvery]
Tetrahedrite (A)	14715	21/4	
Par	14716	16801	
Putter	14717	16802	
Duo No. 1	14722	29/374	
Duo No. 2	14723	29/372	
Duo No. 4	14724	29/375	
Duo No. 5	14725	29/374	

Claim Name	IMC #	Inst. # or Book/Page	
Duo No. 6	14726	29/428	
Plumbum Fraction	14732	31/227	
Anglesite Fraction	14727	31/238	
Grand View Fraction	14731	31/270	
Argentine Fraction No. 2	14728	31/271	
Donald	14729	20/357	[BLM SRP lists 20/3571]

66

Charles Jr.	14730	20/356	
New Geraldine	14733	49/585	
Quartum 1	14718	31/91	
Quartum 2	14719	31/92	
Quartum 3	14720	31/93	
Quartum 4	14721	31/94	
Mason	16541	64/197	
Mason Fraction	16542	64/199	
Abbatoir	16540	20/294	
Placer King No. 3	20221	29/568	
Placer King No. 4	20222	29/569	
Placer King No. 8	20223	31/21	[BLM SRP lists 30/22]
Placer King No. 9	153118	31/22	[BLM SRP lists 339144]
Placer King No. 10	20225	31/355	[BLM SRP lists 31/354]
Placer King No. 11	20226	31/24	
Placer King No. 12	20227	31/25	
Placer King No. 13	20228	31/26	
Placer King No. 14	20229	31/27	
Placer King No. 15	20230	31/267	
Placer King No. 16	20231	52/83	
Castle No. 5	20232	31/347	[BLM SRP lists 31/346]
Castle No. 6	20233	31/348	
Castle No. 7	20234	30/21	
Castle No. 8	20235	30/22	
Castle No. 9	20236	31/334	
Castle No. 10	20237	31/336	
Colorado	20238	18/227	[BLM SRP lists 31/330]
Idaho	20239	18/28	[BLM SRP lists 31/328]
Bolivar	20240	W/469	
Jumbo	20241	2/325	[BLM SRP lists 31/332]
Nevada	20242	18/230	
Oregon	20243	18/229	[BLM SRP lists 25/462]
Crank	20244	36/136	
Key	20245	36/138	
Peerless No. 15	20246	29/572	
Montana	20247	31/67	
Tax	20249	29/571	
Kax	20250	27/514	
Arlington	20248	K/629	[BLM SRP lists 33/414]
Gax	20251	27/512	
Fax	20252	27/511	
Rax	20253	27/518	
Fern No. 27	20254	29/429	
Claim Name	**IMC #**	**Inst. # or Book/Page**	
Fern No. 28	20255	29/430	
Fern No. 29	20256	29/431	
Fern No. 30	20257	29/432	
Placer King No. 2	20220	29/567	
Placer King No. 5	153117	339143	[per BLM SRP]
Burt Fraction	45493	282764	

67

Cast Fraction	111769	324651	[per BLM SRP]

D. Possessory title to the following unpatented mining claims is held jointly by U.S. Silver-Idaho, Inc. and Hecla Mining Company:

Claim Name	IMC #	Inst. # or Book/Page	
Log Cabin Fraction (A)	9368	25/87	[BLM SRP lists 17/32]
Idaho Mineral	9369	16/83	
Driver	9372	21/240	
Peter's Fraction	9371	25/90	[BLM SRP lists 17/591]
Mashie	9373	21/241	
Marcia	9376	31/13	
Niblick	9374	21/242	
Bonanza	9375	612V/	[BLM SRP lists 5/612]
Jay Que	9378	31/45	
June	9379	33/339	[BLM SRP lists 33/373]
June No. 2	9380	33/338	[BLM SRP lists 30/483]
June Fraction	9381	31/290	
Mignon	9370	25/89	[BLM SRP lists 17/616]
Castle No.1	9385	31/338	
Castle No.2	9386	31/340	
Castle No. 3	9387	31/342	
Castle No. 4	9388	31/344	
Castle No. 11	9389	31/224	
Castle No. 12	9390	52/410	
Placer King No. 6	9383	31/350	
Placer King No. 7	9384	31/352	

68

PART III – OWNED UNPATENTED CLAIMS AND AGREEMENTS (CONTINUED)

E. 100% possessory title to the following unpatented mining claims:

Claim Name	IMC #	Original County Inst #	Amend. Inst. #
CG 1	190424	434459	435135
CG 2	190425	434460	435136
CG 3	190426	434461	435137
CG 4	190427	434462	435138
CG 5	190428	434463	435139
CG 6	190429	434464	435140
CG 7	190430	434465	435141
CG 8	190431	434466	435142
CG 9	190432	434467	435143
CG 10	190433	434468	435144
CG 11	190434	434469	435145
CG 12	190435	434473(?)	435146
CG 13	190436	434471	435147
CG 14	190437	434472	435148
CG 15	190438	434473(?)	435149
CG 16	190439	434474	435150
CG 17	190440	434475	435151
CG 18	190441	434476	435152
CG 19	190442	434477	435153
CG 20	190443	434478	435154
CG 21	190444	434479	435155
CG 22	190445	434480	435156
CG 23	190446	434481	435157
CG 24	190447	434482	435158
CG 25	190448	434483	435159
CG 26	190449	434484	435160
CG 27	190450	434485	435161
CG 28	190451	434486	435162
CG 29	190452	434487	435163
CG 30	190453	434488	435164
CG 31	190454	434489	435165
CG 32	190455	434490	435166
CG 33	190456	434491	435167
CG 34	190457	434492	435168
CG 35	190458	434493	435169
CG 36	190459	434494	435170
CG 37	190460	434495	435171

69

F. Possessory title (percentage unknown) to the following unpatented mining claims:

Serial No.	Claim Name/Number	Lead Serial No.	Disposition
IMC190504	LO 1	IMC190504	ACTIVE
IMC190505	LO 2	IMC190504	ACTIVE
IMC190506	LO 3	IMC190504	ACTIVE
IMC190507	LO 4	IMC190504	ACTIVE
IMC190508	LO 5	IMC190504	ACTIVE
IMC190512	LO 9	IMC190504	ACTIVE
IMC190513	LO 10	IMC190504	ACTIVE
IMC190514	LO 11	IMC190504	ACTIVE
IMC190515	LO 12	IMC190504	ACTIVE
IMC190516	LO 13	IMC190504	ACTIVE
IMC190517	LO 14	IMC190504	ACTIVE
IMC190518	LO 15	IMC190504	ACTIVE
IMC190519	LO 16	IMC190504	ACTIVE
IMC190520	LO 17	IMC190504	ACTIVE
IMC190521	LO 18	IMC190504	ACTIVE
IMC190522	LO 19	IMC190504	ACTIVE
IMC190523	LO 20	IMC190504	ACTIVE
IMC190524	LO 21	IMC190504	ACTIVE
IMC190640	NOB 1	IMC190625	ACTIVE
IMC190641	NOB 2	IMC190625	ACTIVE
IMC190642	NOB 3	IMC190625	ACTIVE
IMC190643	NOB 4	IMC190625	ACTIVE
IMC190644	NOB 5	IMC190625	ACTIVE
IMC190645	NOB 6	IMC190625	ACTIVE
IMC190646	NOB 7	IMC190625	ACTIVE
IMC190647	NOB 8	IMC190625	ACTIVE
IMC190648	NOB 9	IMC190625	ACTIVE
IMC190649	NOB 10	IMC190625	ACTIVE
IMC190652	RSJ 3	IMC190625	ACTIVE
IMC190653	RSJ 4	IMC190625	ACTIVE
IMC190654	RSJ 5	IMC190625	ACTIVE
IMC190655	RSJ 6	IMC190625	ACTIVE
IMC190656	RSJ 7	IMC190625	ACTIVE
IMC190657	RSJ 8	IMC190625	ACTIVE
IMC190658	RSJ 9	IMC190625	ACTIVE
IMC190659	RSJ 10	IMC190625	ACTIVE
IMC190660	RSJ 11	IMC190625	ACTIVE
IMC190661	RSJ 12	IMC190625	ACTIVE
IMC190662	RSJ 13	IMC190625	ACTIVE
IMC190663	RSJ 14	IMC190625	ACTIVE
IMC191851	DAY 1	IMC191851	ACTIVE
IMC191852	DAY 2	IMC191851	ACTIVE
IMC191853	DAY 3	IMC191851	ACTIVE

[continued on next page]

70

Serial No.	Claim Name/Number	Lead Serial No.	Disposition
IMC191854	DAY 4	IMC191851	ACTIVE
IMC191855	DAY 5	IMC191851	ACTIVE
IMC191856	DAY 6	IMC191851	ACTIVE
IMC191857	DAY 7	IMC191851	ACTIVE
IMC191858	DAY 8	IMC191851	ACTIVE
IMC191859	DAY 9	IMC191851	ACTIVE
IMC191860	DAY 10	IMC191851	ACTIVE
IMC191861	DAY 11	IMC191851	ACTIVE
IMC191862	DAY 12	IMC191851	ACTIVE
IMC191863	DAY 13	IMC191851	ACTIVE
IMC191864	DAY 14	IMC191851	ACTIVE
IMC191865	DAY 15	IMC191851	ACTIVE
IMC191866	DAY 16	IMC191851	ACTIVE
IMC191867	DAY 17	IMC191851	ACTIVE
IMC191868	DAY 18	IMC191851	ACTIVE
IMC191869	DAY 19	IMC191851	ACTIVE
IMC191870	DAY 20	IMC191851	ACTIVE
IMC191871	DAY 21	IMC191851	ACTIVE
IMC191872	DAY 22	IMC191851	ACTIVE
IMC191873	DAY 23	IMC191851	ACTIVE
IMC191874	DAY 24	IMC191851	ACTIVE
IMC191875	DAY 25	IMC191851	ACTIVE
IMC191876	DAY 26	IMC191851	ACTIVE
IMC191878	DAY 28	IMC191851	ACTIVE
IMC191879	DAY 29	IMC191851	ACTIVE
IMC191880	DAY 30	IMC191851	ACTIVE
IMC191881	DAY 31	IMC191851	ACTIVE
IMC191882	DAY 32	IMC191851	ACTIVE
IMC191883	DAY 33	IMC191851	ACTIVE
IMC191884	DAY 34	IMC191851	ACTIVE
IMC191885	DAY 35	IMC191851	ACTIVE
IMC191886	DAY 36	IMC191851	ACTIVE
IMC191887	DAY 37	IMC191851	ACTIVE
IMC191888	DAY 38	IMC191851	ACTIVE
IMC191889	DAY 39	IMC191851	ACTIVE
IMC191890	DAY 40	IMC191851	ACTIVE
IMC191891	DAY 41	IMC191851	ACTIVE
IMC191892	DAY 42	IMC191851	ACTIVE
IMC191893	DAY 43	IMC191851	ACTIVE
IMC191894	DAY 44	IMC191851	ACTIVE
IMC191895	DAY 45	IMC191851	ACTIVE
IMC191896	DAY 46	IMC191851	ACTIVE
IMC191897	DAY 47	IMC191851	ACTIVE
IMC191898	DAY 48	IMC191851	ACTIVE
IMC191899	DAY 49	IMC191851	ACTIVE
IMC191900	DAY 50	IMC191851	ACTIVE
IMC191901	DAY 51	IMC191851	ACTIVE
IMC191902	DAY 52	IMC191851	ACTIVE

[continued on next page]

71

Serial No.	Claim Name/Number	Lead Serial No.	Disposition
IMC191903	DAY 53	IMC191851	ACTIVE
IMC191904	DAY 54	IMC191851	ACTIVE
IMC191905	DAY 55	IMC191851	ACTIVE
IMC191906	DAY 56	IMC191851	ACTIVE
IMC191907	DAY 57	IMC191851	ACTIVE
IMC191908	DAY 58	IMC191851	ACTIVE
IMC191909	DAY 59	IMC191851	ACTIVE
IMC191910	DAY 60	IMC191851	ACTIVE
IMC191911	DAY 61	IMC191851	ACTIVE
IMC191912	DAY 62	IMC191851	ACTIVE
IMC191913	DAY 63	IMC191851	ACTIVE
IMC191914	DAY 64	IMC191851	ACTIVE
IMC191915	DAY 65	IMC191851	ACTIVE
IMC191916	DAY 66	IMC191851	ACTIVE
IMC191917	DAY 67	IMC191851	ACTIVE
IMC191918	DAY 68	IMC191851	ACTIVE
IMC191919	DAY 69	IMC191851	ACTIVE
IMC191920	DAY 70	IMC191851	ACTIVE
IMC191921	DAY 71	IMC191851	ACTIVE
IMC191922	DAY 72	IMC191851	ACTIVE
IMC191923	DAY 73	IMC191851	ACTIVE
IMC191924	DAY 74	IMC191851	ACTIVE
IMC191925	DAY 75	IMC191851	ACTIVE
IMC191926	DAY 76	IMC191851	ACTIVE
IMC191927	DAY 77	IMC191851	ACTIVE
IMC191928	DAY 78	IMC191851	ACTIVE
IMC191929	DAY 79	IMC191851	ACTIVE
IMC191930	DAY 80	IMC191851	ACTIVE
IMC191931	DAY 81	IMC191851	ACTIVE
IMC191932	DAY 82	IMC191851	ACTIVE
IMC191933	DAY 83	IMC191851	ACTIVE
IMC191934	DAY 84	IMC191851	ACTIVE
IMC191935	DAY 85	IMC191851	ACTIVE
IMC191936	DAY 86	IMC191851	ACTIVE
IMC191937	DAY 87	IMC191851	ACTIVE
IMC191938	DAY 88	IMC191851	ACTIVE
IMC191939	DAY 89	IMC191851	ACTIVE
IMC191940	DAY 90	IMC191851	ACTIVE
IMC191941	DAY 91	IMC191851	ACTIVE
IMC191942	DAY 92	IMC191851	ACTIVE
IMC191943	DAY 93	IMC191851	ACTIVE
IMC191944	DAY 94	IMC191851	ACTIVE
IMC191945	DAY 95	IMC191851	ACTIVE
IMC191946	DAY 96	IMC191851	ACTIVE
IMC191947	DAY 97	IMC191851	ACTIVE
IMC191948	DAY 98	IMC191851	ACTIVE
IMC191949	DAY 99	IMC191851	ACTIVE
IMC191950	DAY 100	IMC191851	ACTIVE

[continued on next page]

72

Serial No.	Claim Name/Number	Lead Serial No.	Disposition
IMC191951	DAY 101	IMC191851	ACTIVE
IMC191952	DAY 102	IMC191851	ACTIVE
IMC191953	DAY 103	IMC191851	ACTIVE
IMC191954	DAY 104	IMC191851	ACTIVE
IMC191955	DAY 105	IMC191851	ACTIVE
IMC191956	DAY 106	IMC191851	ACTIVE
IMC191957	DAY 107	IMC191851	ACTIVE
IMC191958	DAY 108	IMC191851	ACTIVE
IMC191959	DAY 109	IMC191851	ACTIVE
IMC191960	DAY 110	IMC191851	ACTIVE
IMC191961	DAY 111	IMC191851	ACTIVE
IMC191962	DAY 112	IMC191851	ACTIVE
IMC191963	DAY 113	IMC191851	ACTIVE
IMC191964	DAY 114	IMC191851	ACTIVE
IMC191965	DAY 115	IMC191851	ACTIVE
IMC191966	DAY 116	IMC191851	ACTIVE
IMC191967	DAY 117	IMC191851	ACTIVE
IMC196079	TOP 7	IMC196079	ACTIVE
IMC196080	TOP 8	IMC196079	ACTIVE
IMC196081	TOP 9	IMC196079	ACTIVE
IMC196082	TOP 10	IMC196079	ACTIVE
IMC196083	TOP 11	IMC196079	ACTIVE
IMC196084	TOP 12	IMC196079	ACTIVE
IMC196085	TOP 13	IMC196079	ACTIVE
IMC196086	TOP 14	IMC196079	ACTIVE
IMC196087	TOP 15	IMC196079	ACTIVE
IMC196088	TOP 16	IMC196079	ACTIVE
IMC196089	TOP 17	IMC196079	ACTIVE
IMC196090	TOP 18	IMC196079	ACTIVE
IMC196091	TOP 19	IMC196079	ACTIVE
IMC196092	TOP 20	IMC196079	ACTIVE
IMC196093	TOP 21	IMC196079	ACTIVE

Number of ACTIVE cases: 171

73

PART IV – LEASED FEE LANDS AND PATENTED CLAIMS AND LEASES
Galena Complex Properties – Subparts A through D
Other Properties – Subparts E through G

A. 100% leasehold interest in the mineral rights only in the following land, pursuant to Mining Lease between Placer Creek Mining Company, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated March 21, 1997 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on November 30, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435139:

Mineral rights only in tract of land in NW/4NE/4 of Section 19, T. 48 N., R. 4 E. containing 38 acres (Assessor's Parcel No. 48N04E190600), which land also is referenced in the lease as comprising the following "unpatented claims":

Name	M.S. No.
Willow	3382
Alder	3382

B. 100% leasehold interest in the following patented mining claim, pursuant to Mining Lease between St. Elmo Silver Mines Corporation, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated July 1, 1998:

Name of Claim	Mineral Survey Number
St. Elmo	M.S. 2409

C. With respect to the Commodore Truxton patented mining claim, MS #3382, listed in Subpart A of Part II of this Schedule 4.8, and the 20 patented mining claims described in Subpart B of Part II of this Schedule 4.8, undivided portions of U.S. Silver-Idaho, Inc.'s interest in ore in place consists of leasehold interests held pursuant to the Camp Agreement described in said Subpart B of Part II

74

PART IV – LEASED FEE LANDS AND PATENTED CLAIMS AND AGREEMENTS (CONTINUED)

D. **100% leasehold interest in the mineral rights only in a tract of land in Section 20, T. 48 N., R. 4 E., containing 69.39 acres, more or less, described by metes and bounds and depicted on a map as follows, pursuant to Mining Lease between Walter R. Bratton, Charles E. Bratton, Evelyn B. Drager and Duane E. Wilkie, as Lessor, and Silver Valley Resources Corporation, as Lessee, executed by Lessor on May 11, 1998 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement dated January 11, 2007 executed by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on January 11, 2007 as Instrument No. 435523:**

[See attached 2 pages]

75

435523

Beginning at the quarter corner between sections 19 and 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, which is an iron pipe with a brass cap with the standard mark of the United States General Land Office, and corner No. 1, go North 44°02'35" East (shown of record to be North 43°33' East) a distance of 183.98 feet to corner No. 2, a steel pin;

Thence South 55°21'43" East a distance of 554.58 feet to corner No. 3, a steel pin;

Thence North 51°03'30" East a distance of 162.42 feet to corner No. 4, a steel pin;

Thence North 44°05' East a distance of 92.90 feet to corner No. 5, a steel pin;

Thence North 88°26'06" East a distance of 111.67 feet to corner No. 6, a steel pin;

Thence South 41°55'05" East a distance of 119.66 feet to corner No. 7, a steel pin;

Thence North 17°50'52" East a distance of 101.00 feet to corner No. 8, a steel pin on the southwest right-of-way line of the O.W.R. & N. Railroad (leased to the Union Pacific);

Thence along said right-of-way line on a curve to the right with a radius of 2,656.00 feet, a distance of 39.00 feet, the long chord of said curve bearing South 47°15'10" East and having a length of 39.00 feet, to a point of tangency on said right-of-way and corner No. 9;

Thence along said right-of-way line South 46°27'10" East a distance of 1,128.00 feet to corner No. 10, a steel pin;

Thence South 0°07' West (shown of record to be due South) a distance of 233.00 feet to corner No. 11, a steel pin;

Thence South 46°27'10" East (shown of record to be South 46° East) a distance of 771.23 feet to corner No. 12, a steel pin, being also the south boundary of the north half of the southwest quarter of said section 20;

Thence South 89°28'29" West (shown of record to be due West) along said south boundary a distance of 2,669.70 feet to corner No. 13, a steel pin, and a point on the west line of said section 20;

Thence along said west line North 1°12' West (shown of record to be due North) a distance of 1,317.06 feet to corner No. 1, the place of beginning.

All lying within section 20, Township 48 North, Range 4 East, B.M., Shoshone County, Idaho, and containing 69.37 acres, more or less, as shown on the map attached.

435523
To Accompany Deed
from
RICHARD BRATTON
to
AMERICAN SMELTING AND REFINING COMPANY
Portion of
Section 20, Township 48 North, Range 4 East,
Shoshone County, Idaho
Scale: 1" = 200'
Bratton
7.779 Acres
Bratton to Asarco
86.39 Acres
State of Idaho ) ss.
County of Shoshone )
This instrument was recorded at the request of American Smelting & Refining Co. at 10:35 A.M. on October 21, 1964.
County Recorder
By /s/ Deputy
Return to: American Smelting & Refining Co.
Box 440
Wallace, Idaho

77

E. 100% leasehold interest in the following patented mining claims pursuant to that certain Mining Lease Agreement dated effective August 23, 2005 by and between Gold Creek Mines, Inc., an Idaho corporation, as lessor, and Celebration Mining Company, as lessee, a short form of which is recorded as Instrument No. 425748 in the records of Shoshone County, Idaho:

The property described on the following three pages, also known as the following claims:

Claim Name	Mineral Survey No.
Gold Creek No. 1	3372
Gold Creek No. 2	3372
Gold Creek No. 3	3372
Owl No. 2	3372
Florence	3372
Snowbird	3372
Wren	3372
Blue Jay	3372
Blackbird	3342
Grouse	3342
Hawk	3342
Magpie	3342
Oriole	3342
Waxwing	3342
Matt	3373
Moe	3373
Moe No. 2	3373
Moe No. 3	3373
Moe No. 4	3373
Moe No. 5	3373
Moe No. 6	3373
Moe No. 7	3373
Moe No. 8	3373
Moe Fraction No. 1	3373
Moe Fraction No. 2	3373
Inspiration	3373
Bob and Joe	3373

78

PARCEL 1:

The following patented mining claim situated in a portion of Sections 3, 4, 33 and 34, Township 47 North, Range 5 E.B.M., in Hunter Mining District, Shoshone County, State of Idaho, as follows:

Gold Creek No. 1; Gold Creek No. 2; Gold Creek No. 3; Owl No. 2; Florence; Snow Bird; Wren and Blue Jay Lodes, Survey No. 3372.

PARCEL 2:

Black Bird; Grouse; Hawk; Magpie; Oriole and Waxwing Lodes, Survey No. 3342, Hunter Mining District, situated as a portion of Sections 3 and 4, Township 47 North, Range 5 E.B.M., Shoshone County, State of Idaho.

PARCEL 3:

Those portions of Matt; Moe; Moe No. 2; Moe No. 3; Moe No. 4; Moe No. 5; Moe No. 6; Moe No. 7; Moe No. 8; Moe Fraction No. 1; Moe Fraction No. 2; Inspiration; Bob and Joe Lodes, Survey No. 3373, Hunter Mining District, being situated in portions of Sections 3 and 4, Township 47 North, Range 5 E.B.M., Shoshone County, State of Idaho, as disclosed by field notes in Patent recorded in Book 89 at page 1, Instrument No. 160982, records of Shoshone County, Idaho.

EXCEPTING PORTIONS THEREFROM:

All the following described area of conflict between the Moe No. 3, Moe No. 7, Moe No. 8 and Moe Fraction No. 2 lode mining claims, U.S.M.S. No. 3373, and the AY and AZ lode mining claims (unsurveyed); situated in Hunter Mining District, Shoshone County, State of Idaho, described as follows:

Beginning at a point on the side line of the AY lode mining claim (unsurveyed), which point is the place of beginning, and from whence the Southwest corner of Section 34, Township 48 North, Range 5 E.B.M., bears South 12.10° West 239.6 feet, and running thence on a course South 64° 16' East 550 feet to a point, which is the Northeast corner of said AY lode; thence on a course South 21° West 1200 feet to a point, which is the Southeast corner of the AZ lode (unsurveyed); thence on a course North 64° 16' West 550 feet to a point on the side line of the AZ lode (unsurveyed); thence on a course North 21° East 1200 feet to the place of beginning; Also, all of the following described area of conflict between the Joe lode mining claim, U.S.M.S. No. 3373, and the AW lode mining claim (unsurveyed), situated in Hunter Mining District, Shoshone County, State of Idaho, described as follows:

[continued on next page]

79

Beginning at the Northwest corner of the AW lode mining claim, unsurveyed, and running thence South 81° 51' East 697.56 feet; thence

South 41.72 feet to a point on line 1-4 Joe lode mining claim, which bears North 89° 02' West 34.50 feet from Corner No. 4; thence

North 89° 02' West 739.83 feet; thence

North 21° East 137.24 feet to the place of beginning.

ALSO EXCEPTING the following described area of conflict between the Butcher lode mining claim and the Moe No. 2 lode mining claim, U.S.M.S. No. 3373, situated in Hunter Mining District, Shoshone County, State of Idaho, described as follows:

Beginning at Corner No. 3 of the Moe No. 2 lode and running thence

South 85° 02' East 175.75 feet; thence

South 15° 30' West 549.04 feet to the Southeast corner of the Butcher lode; thence

North 72° 53' West 156.15 feet; thence

North 13° 38' East 512.78 feet to the place of beginning. All the following described area of conflict between the Butcher lode mining claim and the Matt lode mining claim, U.S.M.S. No. 3373, situated in Hunter Mining District, Shoshone County, State of Idaho, described as follows:

Beginning at Corner No. 3 of Matt lode, Survey No. 3373, and running thence North 13° 38' East 58.05 feet; thence

South 72° 53' East 174.72 feet to the Northeast corner of the Butcher lode; thence

South 15° 30' West 20.96 feet; thence

North 85° 02' West 175.75 feet to the place of beginning.

All of the following described area of conflict between the Butcher No. 2 lode mining claim and the Matt lode mining claim, U.S.M.S. No. 3373, situated in Hunter Mining District, Shoshone County, State of Idaho, described as follows:

Beginning at corner No. 4 of Matt lode, Survey No. 3373, and running thence South 85° 02' East 192.29 feet; thence

South 15° 30' West 481.80 feet to the Southeast corner of the Butcher No. 2 lode (identical with the Northeast corner of the Butcher lode); thence

North 72° 53' West 174.72 feet; thence

[continued on next page]

80

North 13° 38' East 441.95 feet to the place of beginning.

PARCEL 4:

Troy No. 1, Troy No. 2, Troy No. 3, and Troy No. 4, all being Mineral Survey No. 2182, situated in Sections 3 and 4, Township 47 North, Range 5 E.B.M., Shoshone County, State of Idaho.

81

F. 100% leasehold interest in the following patented mining claims pursuant to that certain Mining Lease dated effective January 25, 2006 by and between Gem State Silver, Inc., an Idaho corporation, as lessor, and Celebration Mining Co. Inc., as lessee:

Claim Name	Mineral Survey No.	Legal Description
Hanna	2241	Section 4-T47N-R5E & Section 33-T48N-R5E
Helen	2241	Section 33-T48N-R5E
Kate	2241	Section 4-T47N-R5E
Mary	2241	Section 4-T47N-R5E
Cyclone	2344	Section 33-T48N-R5E
Empire	2344	Section 32-T48N-R5E
Silver Mountain	2344	Section 5-T47N-R5E & Section 32-T48N-R5E
Tornado	2344	Section 32-T48N-R5E

G. 100% leasehold interest in the following patented mining claims pursuant to that certain Mining Lease dated effective October 18, 2007 by and between Silver Star Mining Company, an Idaho corporation, as lessor, and United States Silver, Inc., as lessee:

Claim Name	*Mineral Survey No.*
Temple	2978
Walter Boy	2978
Walter Boy Fraction	2978
Dayton	2978
Bonnie	3050
Lucky Strike	3050
Ruth	3050
Amended Dooley	3059
Amended Red Sea	3059
Jap	3059
Pacific	3059
North Star Fraction	3234

Limited, however, to the land more particularly described on the attached seven pages:

82

Order No.: 2040705689MH

LEGAL DESCRIPTION

EXHIBIT 'A'

PARCEL 1:

All that portion of the Walter Boy, Walter Boy Fractional and Temple Lodes, U.S. M.S. 2978 situate in Section 14, Township 48 North, Range 4 East, Boise Meridian in Placer Center Mining District, Shoshone County, State of Idaho more particularly described as follows:

Walter Boy:

Beginning at Corner No. 1, a fir tree, squared to 14 inches, marked 1-2078 from which the corner to Sections 10, 11, 14 and 15 in Township 48 North, of Range 4 East, Boise Meridian, bears North 22°45" West, 625.93 feet distant; thence first course

South 78°57' East, 1275 feet to Corner No. 2, a fir post, 4 inches square, 4 and one-half feet long, marked 2-4-2978 in mound of earth and stone; thence second course

South 4°15' East, 619.51 feet to Corner No. 3, a fir post 4 inches square 5 feet long, marked 3-3-2978, in mound of earth and stone; thence third course

North 77° 40' 30" West, 1,278.14 feet to Corner No. 4, a fir post 4 inches square, 4 feet long, marked 4-2978 in mound of earth and stone; thence fourth course

North 4°15' West, 280 feet to point from which discovery bears South 78°57' East, 490 feet distant; 590 feet to Corner No. 1, the place of beginning.

Walter Boy Fractional:

Beginning at Corner No. 1, a cedar post 4 inches square, 4 feet long marked 1-2978 in mound of earth and stone, from which the quarter corner between said Sections 11 and 14 bears North 48°22' East, 996.44 feet distant; thence first course

South 4°15' East, 83.71 feet intersect line 5-8, a South line of the Monarch Lode Claim, Survey No. 1117, also intersect line 12-9 of the Fraction Lode Claim, Survey No. 1117, 117.62 feet to Corner No. 6 of Survey No. 1668, the California Lode Claim, 126.23 feet intersect line 10-11 of said Fraction Lode Claim at South 72°4'25" East, 196.77 feet from Corner No. 10, 310 feet to a point from which discovery bears South 69°50' West, 203.27 feet distant; 619.51 feet to Corner No. 2, a fir post 4 inches square, 4 feet long, marked 2-2978 in mound of earth and stone; thence second course

83

South 69°50' West, 113.97 feet to Corner No. 7 of said Survey No. 1668, 428/27 feet to Corner No. 3, identical with Corner No. 3 of said Walter Boy Lode Claim; thence third course

North 4°18' West, 619.51 feet to Corner No. 4, identical with Corner No. 2 of said Walter Boy Lode Claim; thence fourth course

North 69°15' East, 238.8 feet to Corner No. 10 of said Fraction Lode Claim; 309.94 feet intersect line 12-9 of said Fraction Lode Claim, also intersect said line 5-8 of the Monarch Lode Claim, 428.27 feet to Corner No. 1, the place of beginning

Temple:

Beginning at Corner No. 1, a fir post 4 inches square, 4 feet long, marked 1-2978 in mound of earth and stone from which the quarter corner to Sections 14 and 15, said Township and Range bears South 37° 38'30" West, 1,110.68 feet distant; thence first course

North 8°10' West, 531.25 feet intersect line 3-4 of said Walter Boy Lode Claim, 558 feet to Corner No. 2, a fir post 4 inches square, 4 feet long marked 2-2978 in mound of earth and stone; thence second course

South 84°23' East, 1232.6 feet to Corner No. 7 of said Survey No. 1668, also, intersect line 2-3 of said Walter Boy Fraction Lode Claim, 1,500 feet to Corner No. 3, a fir post 4 inches square, 5 feet long, marked 3-2978 in mound of earth and stone; thence third course

South 8°10' East 61.37' feet intersect line 7-1 of said Survey No. 1668 at South 72°27' East 288.25 feet from Corner No. 7, 256 feet to a point from which discovery bears North 84°23' West, 200 feet distant; 558 feet to Corner No. 4, a pine post 4 inches square, 4 feet long marked 4-2978 in mound of earth and stone; thence fourth course

North 84°23' West, 1,500 feet to Corner No. 1, the place of beginning.

EXCEPTING therefrom any portion lying within Mining Claim or Survey No. 1668 (California) and said Monarch and Fraction Lode Claim, Survey No. 1117

And

All that portion of the Dayton Lode, U.S. M.S. 2979 situate in Section 10 and 15, Township 48 North, Range 4 East, B.M., in Placer Center Mining District, Shoshone County, State of Idaho more particularly described as follows:

Dayton:

Beginning at Corner No. 1, a fir post 5 and one-half inches square, 5 feet long, marked 1-2979 in mound of earth and stone from which the quarter corner between Sections 10 and 15 in Township 48 North, Range 4 East, Boise Meridian Shoshone County, State of Idaho bears

South 46°8' West, 345.51 feet distant; thence first course

84

South 76°10' East, 1,500 feet to Corner No. 2, a fir post 4 and one-half inches square, 5 feet long marked 2-2979 in mound of earth and stone; thence second course

South 14° West 600 feet to Corner No. 3, a pine post 5 inches square, 5 feet long, marked 3-2979 in mound of earth and stone; thence third course

North 76°10' West, 1,500 feet to Corner No. 4 a fir post 5 inches square, 5 feet long, marked 4-2979 in mound of earth and stone; thence fourth course

North 14° East, 300 feet to a point from which discovery bears South 76°10' East, 340 feet distant,
600 feet to Corner No. 1, the place of beginning.

EXCEPTING therefrom any portion lying within Mining Claim or Survey No. Ruth M.S. 3050, Amended Red Sea, M.S. 3059 and Amended Verna M.S. 3059

And

All that portion of the Ruth, Lucky Strike and Bonnie Lodes, U.S. M.S. 3050 situated in Sections 14 and 15, Township 48 North, Range 4 East, B.M., in Placer Center Mining District, Shoshone County, State of Idaho more particularly described as follows:

Ruth:

Beginning at Corner No. 1, a balsam fir tree, 14 inches square marked 1-2978 and 1-3050 identical with Corner No. 1 of the Walter Boy Lode Claim, Survey No. 2978 from which the corner to Sections 10, 11, 14 and 15 in Township 48 North, Range 4 East Boise Meridian, Shoshone County, Idaho bears North 22°45' West, 625.93 feet distant; thence first course

South 4°15' East 295 feet to a point from which discovery bears North 82° 10' West, 370 feet distant, 590 feet to Corner No. 2, a fir post, 4 inches square, 2 feet above ground, marked 4-2978 and 2-3050 in mound of earth and stone, identical with Corner No. 4 of said Walter Boy Lode Claim; thence second course

North 82°10' West, 406.56 feet intersect line 1-2 of Survey No. 2920, the Liberty Bell Lode Claim at South 12°30' East, 251.44 feet from Corner No. 1, 1,078.46 feet intersect line 4-1 of said Survey No. 2920 at South 75°52' West, 630.3 feet from Corner No. 1, 1,500 feet to Corner No. 3, a fir post 5 inches square, 5 feet long marked 3-3050 in mound of earth and stone; thence third course

North 4°15' West, 275.48 feet intersect line 3-4 of Survey No. 2979, the Dayton Lode Claim at North 76°10' West, 140.12 feet from Corner No. 3, 590 feet to Corner No. 4, a fir post four and one-half inches square, 5 feet long, marked 4-3050 in mound of earth and stone; thence fourth course

South 82°10 East, 240 feet intersect line 2-3 of said Survey No. 2979 at North 14° East, 324 feet from Corner No. 3, 1,500 feet to Corner No. 1, the place of beginning

Lucky Strike:

85

Beginning at Corner No. 1, a fir post 4 inches square, 4 feet long marked 1-3050 in mound of earth and stone from which the quarter corner otosaid Sections 14 and 15 bears South 38°51' West, 1,088.6 feet distant; thence first course

North 82°10' West 1363.82 feet intersect line 2-3 of said Survey No. 2920 at South 75°52' West, 642.34 feet from Corner No. 2, 1,500 feet to Corner No. 2, a pine post four and one-half inches square, four and one-half feet long, marked 2-3050 in mound of earth and stone; thence second course

North 8°10' West, 551.81 feet intersect line 4-1 of said Survey No. 2920, 590 feet to Corner No. 3, a pine post four inches square, five feet long, marked 3-3050 in mound of earth and stone; thence third course

South 82°10' East, 101.54 feet intersect line 4-1 of said Survey No. 2920, 773.44 feet intersect line
1-2 of said Survey No. 2920 at North 12°30' West, 348 .56 feet from Corner No. 2, 1,180 feet to Corner No. 2 of said Ruth Lode Claim, 1,500 feet to Corner No. 4, a fir post four and one-half inches square, two and one-half feet above ground marked 2-2978 and 4-3050 in mound of earth and stone, identical with Corner No. 2 of the Temple Lode Claim Survey No. 2978; thence fourth course

South 8°10' East, 26.75 feet intersect line 3-4 of said Walter Boy Lode Claim at South 77° 40'30" East, 328.4 feet from Corner No. 4, 290 feet to a point from which discovery bears North 82°10' West, 650 feet distant, 590 feet to Corner No. 1, the place of beginning.

Bonnie:

Beginning at Corner No. 1, a fir post four and one-half inches square, four and one-half feet long marked 1-3050 in mound of earth and stone from which the quarter corner to said Sections 10 and 15 bears North 35°10' West, 469.3 feet distant; thence first course

South 76°10' East, 1,188.5 feet intersect line 3-4 of said Ruth Lode Claim, 1,500 feet to Corner no. 2, a pine post four and one-half inches square, four feet long, marked 2-3050 in mound of earth and stone; thence second course

South 8°10' East, 246.19 feet to Corner no. 3 of said Lucky Strike Lode Claim, 284.38 feet intersect line 4-1 of said Survey No. 2920, 320 feet to a point from which discovery bears North 76°10' West, 120 feet distant, 640 feet to Corner No. 3, 3-3050 marked on ledge of quartzite rock in place; thence third course

North 76°10' West, 754.2 feet intersect line 4-1 of said Survey No. 2920, 1,500 feet to Corner No. 4, a fir post four inches square, four and one-half feet long, marked 4-3050 in mound of earth and stone; thence fourth course

North 8°10' West 640 feet to Corner No. 1 the place of beginning

EXCEPTING therefrom any portion lying within Mining Claims or Survey No. 2979 and said Walter Boy Lode Claim Survey No. 2978 and that portion of said Survey No. 2920 in conflict with said Bonnie and Lucky Strike Lode Claims described as follows:

Beginning at Corner No. 2 of said Lucky Strike Lode Claim; thence

86

South 82°10' East, 136.18 feet; thence

North 75°52' East 42.34 feet; thence

North 12°30' West, 500 feet; thence

South 75°52' West, 635.39 feet; thence

South 76°10' East, 541.5 feet; thence

South 8°10' East, 196.39 feet to the place of beginning.

PARCEL 2:

All that portion of the Pacific, Jap, Amended Red Sea and Amended Dooley Lodes, U.S. M.S. 3059 situate in Sections 10, 11, 14 and 15, Township 48 North, Range 4 East, Boise Meridian in Placer Center Mining District, Shoshone County, State of Idaho more particularly described as follows:

Pacific:

Beginning at Corner No. 1, a fir post 6 inches square, 5 feet long marked 1-3059 in mound of earth and stone from which the corner to Section 10, 11, 14 and 15 in Township 48 North, Range 4 East, Boise Meridian, Shoshone County, Idaho bears North 69°9' West, 458.76 feet distant; thence first course,

South 85°27' East, 1,349 .81 feet to Corner No. 2, a fir stump 4 feet high squared to 6 inches marked 2-3059 in mound of rock; thence second course,

South 7°30' West, 300 feet to a point from which discovery cut bears North 81°20' West, 170 feet distant, 472 feet to Corner no. 3, a post five inches square 2 feet above ground marked 3-3059 in mound of earth; thence third course,

South 69°50' West, 238.8 feet to Corner no. 4, a post 4 and one-half inches square, 24 inches above ground marked 2-4-2978 and 4-3059, identical to Corners No. 2 and 4 of the Walter Boy and Walter Boy Fraction Lode Claims, respectively, Survey No. 2978; thence fourth course,

North 78°57' West, 1,138.72 feet to Corner No. 5, a fir post 6 inches square, 5 feet long, marked 5-3059 in mound of earth and stone; thence fifth course,

North 7°30' East, 443 feet to Corner No. 1, the place of beginning.

Jap:

Beginning at Corner No. 1, a fir post 6 inches square, 5 feet long marked 1-3059 in mound of earth and rock from which said Section corner bears

South 68°25' West, 288.27 feet distant; thence first course,

87

North 87°27' East, 1,249.8 feet to Corner No. 2, a fir post 5 inches square, 5 feet long marked 2-3059 in mound of earth and rock; thence second course,

South 30°49' East, 203 feet to a point from which discovery cut bears South 89°17.30' West, 190 feet distant, 503 feet to Corner No. 3 identical with Corner no. 2 of said Pacific Lode Claim, also marked 3-3059; thence third course,

North 85°27' West, 1,349.81 feet to Corner No. 4, identical with Corner no. 1 of said Pacific Lode Claim, also marked 4-3059; thence fourth course,

North 30°49' West, 313.62 feet to Corner no. 1, the place of beginning.

Amended Red Sea:

Beginning at Corner No. 1, a post 6 inches square, 5 feet long, marked 5-3059 and 1-3059 in mound of earth and rock identical with Corner No. 5 of the Boodey Lode Claim, Survey No. 3059 from which said Section corner bears North 83°20' West, 358.57 feet distant; thence first course,

South 30°49' East, 141.66 feet to Corner No. 2, identical with Corner No. 4 of said Jap Lode Claim, also marked 2-3059; thence second course,

South 7°30' West, 193 feet to a point from which discovery tunnel bears North 79°48' West, 40 feet distant; 443 feet to Corner No. 3, identical with Corner No. 5 of said Pacific Lode Claim, also marked 3-3059; thence third course,

North 78°57' West, 131.28 feet to Corner no. 4, a fir tree squared to 14 inches, marked 4-3059; thence fourth course,

North 82°10' West, 1260 feet to Corner No. 5, a pine post 5 inches square, 5 feet long marked 5-3059 in mound of earth situated in line 2-3 of Survey No. 2979 the Dayton Lode Claim at South 14° West, 276 feet from Corner No. 2; thence fifth course

North 7°30' East, 277.69 feet intersect line 1-2 of said Survey No. 2979 at North 76°10' West, 31.43 feet from Corner No. 2, 600 feet to Corner No. 6, a fir post 6 inches square, 5 feet long, marked 4-3059-6-3059 in mound of earth and rock, identical with Corner no. 4 of said Boodey Lode Claim; thence sixth course,

South 79°48' East, 1,304.64 feet to Corner No. 1, the place of beginning.

Amended Dooley:

Beginning at Corner No. 1 identical with Corner No. 1 of said Jap Lode Claim, also marked 1-3059; thence first course,

North 47°30' West, 690.2 feet to Corner No. 2, a fir post 5 inches square, 5 feet long marked 2-3059 in mound of earth and rock identical with Corner No. 2 of said Boodey Lode Claim; thence second course

88

North 84°48'30" East, 1,102.55 feet to Corner No. 3, a cedar post 6 inches square, 5 feet long marked 3-3059 in mound of earth and rock; thence third course,

South 47°30' East, 381 feet to a point from which discovery bears South 85°11' West, 452 feet distant, 762 feet to Corner No: 4, a fir post 6 inches square, 5 feet long marked 4-3059 in mound of earth and rock; thence fourth course,

South 87°27' West, 1,152.12 feet to Corner No. 1, the place of beginning.

EXCEPTING therefrom any portion lying within Mining Claim or Survey No. 2979 ,Dayton Lode.

PARCEL 3:

All that portion of the North Star Extension Lode, U.S. M.S. 3234 situate in Section 14, Township 48 North, Range 4 East, Boise Meridian in Placer Center Mining District, Shoshone County, State of Idaho more particularly described as follows:

North Star Extension:

Beginning at Corner No. 1, a fir post 6 inches square, 4 feet long marked 1-NSEx-3234 in mound of earth and stone from which the quarter corner between Sections 14 and 15 said Township and Range bears North 74°48' West, 1,264.1 feet distant; thence first course,

South 74°19' East 1499.1 feet to Corner No. 2, identical with Corner No. 2 of said Pole Star Lode Claim; thence second course,

South 19°4'42" West, 286 feet to a point from which discovery cut bears North 74°51' West, 25 feet distant; 586 feet to Corner No. 3 identical with Corner No. 1 of said Pole Star Lode Claim; thence third course

North 74°51' West, 1,500 feet to Corner No. 4, a fir post 6 inches square, 4 feet long marked 4-NSE3234 in mound of earth and stone; thence fourth course

North 19°4'42" East, 600 feet to Corner No. 1, the place of beginning.

EXCEPTING therefrom any portion lying within Mining Claim or Survey Nos. 1280, 2342 and 2886 and said surevey and Lode Black Cloud Mill Site Claim Survey No. 1289.

440236

Instrument # 440236
WALLACE,SHOSHONE COUNTY, IDAHO
2007-09-14 09:40:00 No. of Pages: 8
Recorded for : ALLIANCE TITLE
PEGGY DELANGE-WHITE Fee: 24.00
Ex-Officio Recorder Deputy
Index to: SPECIAL WARRANTY DEED

2007 SEP 14 AM 9 40

89

PART V – LEASED UNPATENTED CLAIMS AND LEASES
Galena Complex Properties – Subparts A through I
Other Properties – Subparts J and K

A. 100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between Silver Buckle Mines, Inc., as Lessor, and Silver Valley Resources Corporation, as Lessee, dated March 21, 1997 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on November 30, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435140:

Claim Name	IMC #
Pine #1	27459
Pine #2	27460
Pine #3	27461
Pine #4	27462
Pine #5	27463
Pine #6	27464
Oak #1	27471
Oak #2	27472
Oak #3	27473
Oak #4	27474
Oak #5	27475
Oak #6	27476
Gum #5	27481
Ceder #3	27486
Ceder #4	27487
Ceder #5	27488
Ceder #6	27489
Ceder #7	27490
Ceder #8	27491
Colleen #5	27496
Colleen #6	27497
Colleen #7	27498
Colleen #8	27509
Colleen #9	27500
Colleen #10	27501
Colleen #11	27502
Colleen #12	27503
Colleen #13	27504
Colleen #14	27505
Colleen #15	27506
Colleen #16	27507
Colleen #17	27508
Colleen #18	27509
Colleen #19	27510
Colleen #20	27511
Colleen #21	27512
Colleen #22	27513
Colleen #23	27514
Colleen #24	27515

90

Claim Name	IMC #
Colleen #25	27516
Colleen #26	27517
Colleen #27	27518
Colleen #28	27519
Colleen #30	27521
IA #1	27523
IA #2	27524
IA #3	27525
IA #4	27526
IA #5	27527
IA #6	27528
Hub #1	27529
Hub #2	27530
Hub #3	27531
Hub #4	27532
Hub #5	27533
Hub #6	27534
GSA #1	27535
GSA #2	27536
GSA #3	27537
GSA #4	27538
GSA #5	27539
GSA #6	27540
Merit #1	27541
Merit #2	27542
Merit #3	27543
Merit #4	27544
Merit #5	27545
Merit #6	27546
Merit #7	27547
S.B. 1 Fraction	27549
Joe Fraction	27550
Ron Fraction	27551
Gum No. 1	177810
Gum No. 2	177811
Gum No. 3	177812
Gum No. 4	177813
Gum No. 5	177814
Gum No. 7	177815
Gum No. 8	177816
Fir No. 1	177817
Fir No. 2	177818
Fir No. 3	177819
Fir No. 4	177820
Fir No. 5	177821
Fir No. 6	177822
Ceder No. 1	177823
Ceder No. 2	177824

91

PART V – LEASED UNPATENTED CLAIMS AND LEASES (CONTINUED)

B. 100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between Silver Ridge Mining Company, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated July 1, 1998 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on November 30, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435141:

Claim Name	IMC #	Inst. #
SR 1	183993	395158
SR 2	183994	395159
SR 3	183995	395160
SR 4	183996	395161
SR 5	183997	395162
SR 6	183998	395163
SR 7	183999	395164
SR 8	184000	395165
SR 9	184001	395166
SR 10	184002	395167

C. 100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between American Silver Mining Company, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated June __, 1997 (executed June 18, 1997 by Lessor and June 24, 1997 by Lessee) and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on December 21, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435136:

Claim Name	IMC #	Book/Page
Surprise (amended)	17293	Z/592
Norwich Fraction No. 1	17294	7/16
Norwich Fraction No. 2	17295	7/17
Lucky Friday	17296	23/19
Lucky Friday No. 1 (amended)	17297	5/522
Lucky Friday No. 2 (amended)	17298	5/523
Lucky Friday No. 3 (amended)	17299	5/524
Lucky Friday No. 4 (amended)	17300	
Lucky Norwich	17301	262/516
Lutitia	17302	262/515
Edwone Fraction	17303	262/514
Kentucky Silver	17304	262/513
Enid (Lode)	17305	260/561
Conrad	17306	260/560
Blue Jay (amended)	17307	17/422
Collins (amended)	17308	23/17
North Star (amended)	17309	7/18
Silver Leaf (amended)	17310	11/458
Kentucky (amended)	17311	
Buckeye (amended)	17312	3/103
Maud S (amended)	17313	Z/593

92

PART V – LEASED UNPATENTED CLAIMS AND LEASES (CONTINUED)

D. 100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between Evolution Mining Company, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated July 1, 1998 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on November 30, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435137:

Claim Name	IMC #
L.C. No. 1	21153
L.C. No. 2	21154
L.C. No. 5	21157
L.C. No. 6	21158
L.C. No. 9	21161
L.C. No. 10	21162
L.C. No. 13	21165
L.C. No. 14	21166
L.C. N0.17	21169
L.C. No. 18	21170
L.C. No. 22	21174
L.C. No. 23	21175
L.C. No. 27	21179
L.C. No. 28	21180
L.C. No. 33	21185
L.C. No. 34	21186
L.C. No. 40	21192
L.C. No. 41	21193
L.C. No. 42	21194
L.C. No. 43	21195
L.C. No. 44	21196
L.C. No. 45	21197
E1	177719
E2	177720
E3	177721
E4	177722
E5	177723
E6	177724
E7	177725
E8	177726
E9	177727
E10	177728
E11	177729

93

PART V – LEASED UNPATENTED MINING CLAIMS AND LEASES (CONTINUED)

E. 100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between Lake Gulch Silver Mines, Inc., as Lessor, and Silver Valley Resources Corporation, as Lessee, dated July 1, 1998 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on November 30, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435138):

Claim Name	IMC #	Inst. # or Book/Page
Silver Queen No. 1	184005	395151
Silver Queen No. 2	184004	395150
Silver Queen No. 3	184003	395149
Lake Gulch No. 1	184008	395154
Lake Gulch No. 2	184009	395155
Lake Gulch No. 3	184010	395156
Lake Gulch No. 4	184011	395157
San Francisco	184007	395153
N.P.	184006	395152

F. 100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between Placer Creek Mining Company, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated March 21, 1997 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on November 30, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on December 21, 2006 as Instrument No. 435139:

Claim Name	IMC #
P-3	25599
P-11	25607
P-12	25608
P-15	25611
P-16	25612
P-17	25613
P-23	25619
P-24	25620
P-26	25622
P-27	25623
P-28	25624
P-29	25625
P-30	25626
P-39	25635
P-68	25664
P-69	25665
P-70	25666
Claim Name	IMC #
P-71	25667
P-72	25668
P-73	25669

94

P-74	25670
P-75	25671
P-76	25672
P-77	25673
P-78	25674
Silver Nest	25681
Silver Nest No. 1	25682
Silver Nest No. 2	25683
Silver Nest No. 3	25684
Silver Nest No. 4	25685
Just Right Claim No. 1	25686
Just Right Claim No. 2	25687
Just Right Claim No. 3	25688
Mark I	25696
Mark II	25697
Mark III	25698
Mark IV	25699
Mark VI	25701
Mark IX	25704
Mark X	25705
Mark XI	25706
Mark XV	25709
Mark V	177746
Mark VII	177747
Mark VIII	177748
Mark XIII	177749
Mark XIV	177750
Mark XVI	177751
Mark XVII	177752
Mark XVIII	177753
Just Right 5	177754
Just Right 6	177755
Just Right 7	177756
P-40	177757
P-45	177758
P-46	177759
P-51	177760
P-52	177761
P-53	177762
P-63	177763
P-67	177764

95

PART V – LEASED UNPATENTED MINING CLAIMS AND LEASES (CONTINUED)

G. **100% leasehold interest in the following unpatented mining claims, pursuant to Mining Lease between Sterling Mining Company, as Lessor, and Silver Valley Resources Corporation, as Lessee, dated April 23, 1996 and evidenced of record in the real property records of Shoshone County, Idaho by Memorandum of Agreement executed on December 28, 2006 by Lessor and U.S. Silver Corporation (successor Lessee) and recorded on January 11, 2007 as Instrument No. 435522:**

Claim Name	IMC #	Inst. #
HARVARD	175316	366716
YALE	175318	366718
PRINCETON LODE	175319	366719
STANFORD	175309	366709
COLUMBIA	175308	366708
CONSTITUTION	175307	366707
BOSTON LODE	175305	366705
BALTIMORE	175313	366713
PROVIDENCE	175312	366712
LINK	175310	366710
STERLING LODE	175311	366711
WINNEFRED	175314	366714
SANDRA	175321	366721
YALE FRACTION	175317	366717
BOSTON FRACTION	175306	366706
PRINCETON FRACTION	175320	366720
WINNEFRED FRACTION	175315	366715

H. **100% leasehold interest in the following unpatented mining claim, pursuant to Mining Agreement between Superior Silver Mines, Inc., as Lessor, and Silver Valley Resources Corporation, as Lessee, dated May 29, 1970 and recorded in the real property records of Shoshone County, Idaho on April 2, 1973 in Book G Leases, Page 212:**

Name of Claim	IMC #
Abbatoir	39643

I. **With respect to the 15 unpatented mining claims described in Subpart B of Part III of this Schedule 4.8, undivided portions of U.S. Silver-Idaho, Inc.'s interest in ore in place consists of leasehold interests held pursuant to the Camp Agreement described in said Subpart B of Part III**

96

J. **100% leasehold interest in the following unpatented mining claims pursuant to that certain Mining Lease Agreement dated effective August 23, 2005 by and between Gold Creek Mines, Inc., an Idaho corporation, as lessor, and Celebration Mining Company, as lessee, a short form of which is recorded as Instrument No. 425748 in the records of Shoshone County, Idaho:**

Claim Name	BLM No.	Location Date	Recorded in County	Legal Description
Anna Bell No.1	IMC 187242	7/1/2004	417988	T47N-R5E, Section 4: NE¼, NW¼
Anna Bell No. 2	IMC 187243	7/1/2004	417987	T47N-R5E, Section 4: NE¼, NW¼
Anna Bell No. 3	IMC 187244	7/1/2004	417984	T47N-R5E, Section 4: NE¼, NW¼
Candlestick	IMC 187245	7/1/2004	417985	T47N-R5E, Section 33: SW¼
ALM	IMC 187246	7/1/2004	417986	T47N-R5E, Section 34: SW¼

K. **100% leasehold interest in the following unpatented mining claims pursuant to that certain Mining Lease dated effective January 25, 2006 by and between Gem State Silver, Inc., an Idaho corporation, as lessor, and Celebration Mining Co. Inc., as lessee:**

Claim Name	BLM No.	Location Date	Recorded in County	Legal Description
Mill Dirt	IMC 184038	9/7/2000	395321	T48N-R5E, Section 31: NE¼ T48N-R5E, Section 32: NW¼
King No. 2	IMC 184039	9/7/2000	395322	T48N-R5E, Section 31: NE¼ T48N-R5E, Section 32: NW¼
Independence	IMC 184040	9/7/2000	395323	T48N-R5E, Section 32: NE¼, NW¼, SE¼
Daisy	IMC 184041	9/7/2000	395324	T48N-R5E, Section 32: NE¼, SE¼
Portal	IMC 184042	9/8/2000	395325	T48N-R5E, Section 32: SE¼

97

B.	Cosalá Operations

Reference is made to the Encumbrances set out in Americas Silver Corporation' s most recent technical report entitled "Technical Report and Preliminary Economic Assessment, Nuestra Senora, San Rafael and El Cajon Deposits" prepared by Mine Development Associates, dated April 12, 2013 for Reserve Estimate and Preliminary Economic Assessment as at December 31, 2012, a copy of which has been provided and posted on SEDAR.

Agreements and Encumbrances

The concessions known as El Cajon, El Cajon 2, El Magistral, La Escondida, and Simon are subject to a 1.25% net smelter return ("NSR") royalty payable on future production to a subsidiary of Grupo Mexico.

Surface Rights

Prior to acquiring Platte River Gold Inc., Americas Silver Corporation, at that time known as Scorpio Mining Corporation, purchased the surface rights to 253 hectares that overlie the main areas of mineralization at San Rafael and El Cajon. The cost of the surface rights was US$172,500 and was paid to the ejido Higuera Larga. Ejidos are registered communal organizations that own much of the surface rights to rural land in Mexico. While the transfer of title for that land was being ratified, a Presidential decree changed the transfer process for all ejido lands in Mexico. The new process requires the approval of Secretaria de Medio Ambiente y Recursos Naturales ("SEMARNAT") prior to title transfer of ejido lands. As a consequence of that decree, during 2011 SEMARNAT rejected the title transfer to PRG of the 253 hectares at San Rafael and El Cajon. Although a legal challenge to this rejection is available, Americas Silver Corporation chose to negotiate an alternative land access agreement with the ejido to grant temporary use of the land for a period of 30 years and includes the establishment of mining and processing operations. Negotiations successfully incorporated an additional 174.3 hectares from Higuera Larga and 49.4 hectares from the ejido Los Molinos immediately adjacent to the original area for an additional $250,000. These land access agreements have been registered with the national agrarian authority. In late 2006, Minera Cosala through its employee Cesar Lemas purchased 118 hectares of surface lands situated 3km northwest of the Nuestra Senora property, as a location for the processing plant facility and pond, from the ejido of the Cosala area. In 2007, the ejido's main assembly meeting granted Mr. Lemas full domain over the lands. Mr. Lemas then granted to Minera Cosahi an irrevocable power of attorney allowing Minera Cosala to act as Mr. Lemas's designee to process the transfer of the land title. On January 26, 2009, the title to the surface lands was issued in the name of Cesar Lemas. The subsequent transfer of the title to these surface lands from Cesar Lemas to Triturados Noroeste S.A. de C.V. was completed in December 2009, and the lands were then immediately transferred to Minera Cosala. These transactions were registered and confirmed with the government authorities on February 26, 2010.

Americas Silver Corporation has a surface land agreement with the University of Sinaloa that covers the Nuestra Sefiora and Santo Domingo deposits. The deposits are covered by an ecological reserve owned and managed by the University. This agreement allows Americas Silver Corporation to conduct exploration and mining activities on the concessions owned by Americas Silver Corporation and covered by the agreement. Americas Silver Corporation's access road used for haulage goes through the reserve and is the major issue addressed in the access agreement.

Reference is made to Figure 4.3 of the Technical Report, which shows the access and surface rights controlled by Americas Silver Corporation.

1.	Minera Cosalá

NOMBRE DE LOTE	TITULO	EXPEDIEINTE	SUSTITUYE AL	VIGENC IA DE INICIO	VIGENC IA FINAL	SUPERFI CIE (HAS)	ESTAT US	CONCESIO NARIO ACTUAL	MUNICIPIO	ESTADO
El Angel Tercero	167215	095/01913	153821	22 de octubre de 1980	21 de octubre de 2030	64.0000	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
Anexas Del Angel	167216	095/01947	154622	22 de octubre de 1980	21 de octubre de 2030	56.0000	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
Anexas al Predio	167217	095/02620	158738	22 de octubre de 1980	21 de octubre de 2030	20.0000	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
El Cajon 2	210988	095/10547		29 de febrero de 2000	28 de febrero de 2050	922.8364	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
La Seca Fracc. 1	222214	095/12083		3 de junio de 2004	2 de junio de 2054	7,514.5894	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
La Seca Fracc. 2	222215	095/12083		3 de junio de 2004	2 de junio de 2054	9.7558	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
La Seca 2 Fraccion 1	-	2/2-0226	223178	29 de octubre de 2004	28 de octubre de 2054	3,539.0701	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
La Seca 2 Fraccion 2	223179	095/12091		29 de octubre de 2004	28 de octubre de 2054	88.2008	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
La Seca 3	225354	095/12358		24 de agosto de 2005	23 de agosto de 2055	200.0000	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
El Magistral	225864	2/1/02555	210428	4 de noviembr e de 2005	3 de noviembr e de 2055	80.5674	vigent e	Industrial Minera Mexico S.A. de C.V.	Cosala	Sinaloa
La Escondida	225865	2/1/02556	210380	4 de noviembr e de 2005	3 de noviembr e de 2055	112.0000	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
Simon	225867	2/1/02561	210566	3 de noviembr e de 2005	3 de noviembr e de 2055	245.7530	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
El Cajon	226288	2/1/02534	209920	6 de diciembre de 2005	5 de diciembre de 2055	26.1143	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa

Ampl. El Magistral	226527	095/12357	24 de enero de 2006	23 de enero de 2056	614.5519	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa
El Pino	227527	025/31898	6 de julio de 2006	5 de julio de 2056	40.0000	vigent e	Minera Cosala S.A. de C.V.	Tamazula	Durango
Zaida	231635	025/31900	28 de marzo de 2008	27 de marzo de 2058	1,141.2655	vigent e	Minera Cosala S.A. de C.V.	Tamazula	Durango
Cosala 2	239504	095/13520	15 de diciembre de 2011	14 de diciembre de 2061	307.1945	vigent e	Minera Cosala S.A. de C.V.	Cosala	Sinaloa

II.	Minera Platte

NOMBRE DE LOTE	TITULO	EXPEDI EINTE	SUSTITUYE AL	VIGENC IA DE INICIO	VIGENC IA FINAL	SUPERFI CIE (HAS)	ESTAT US	CONCESIO NARIO ACTUAL	MUNICIPIO	ESTADO
El Venado	155605	095/02048		30 de septiembr e de 1971	29 de septiembr e de 2021	21.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
La Verde	156662	095/02214		14 de abril de 1972	13 de abril de 2022	100.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
La Dura	171975	321.1/9.00 028	163373	21 de septiembr e de 1983	20 de septiembr e de 2033	100.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
La Estrella	172855	095/00961	149581	23 de junio de 1984	29 de junio de 1984	49,123.00 00	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Ampl. Los Cristos	178095	321.1/9- 204		11 de julio de 1986	10 de julio de 2036	95.6962	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Tamazula	Durango
La Dora	186334	321.1/2- 547	174725	27 de marzo de 1990	28 de marzo de 2040	15.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa

Norma	207259	095/09629		27 de mayo de 1998	26 de mayo de 2048	148.6011	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Real de Montecrist o	207640	2/1.3/1325	188118	30 de junio de 1998	29 de junio de 2048	29.2739	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Mina Magistral	210893	095/10692		27 de enero de 2000	26 de enero de 2050	84.9234	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Las Milpas	211200	095/10719		11 de abril de 2000	10 de abril de 2050	20.9499	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Jimmy 3	213060	095/11494		2 de marzo de 2001	1 de marzo de 2051	200.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Monica 2	213820	095/11497		3 de julio de 2001	2 de julio de 2051	16.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
El Sabino	213989	095/11585		13 de julio de 2001	12 de julio de 2051	13.9117	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Las Guasimas	214758	095/11778		22 de noviembr e de 2001	21 de noviembr e de 2051	9.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Silvia Maria	216419	095/11806		17 de mayo de 2002	16 de mayo de 2050	19.1510	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
San Martin	217225	25/29763		2 de julio de 2002	1 de julio de 2052	33.9364	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
San Luis	218562	25/30770		22 de noviembr e de 2002	21 de noviembr e de 2052	11.6694	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
Orion Fracc. A	220668	093/12037		9 de septiembr e de 2003	8 de septiembr e de 2053	10.0000	Vigente	Jose Everardo Aguilar Martinez	Cosala	Sinaloa

Orion Fracc. B	220669	093/12037	9 de septiembr e de 2003	8 de septiembr e de 2053	4.5014	Vigente	Jose Everardo Aguilar Martinez	Cosala	Sinaloa
Los Cristos	221715	025/31229	17 de marzo de 2004	16 de marzo de 2054	599.3038	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Tamazula	Durango
San Luis	222966	025/31355	30 de septiembr e de 2004	29 de septiembr e de 2051	12.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
San Luis	223686	025/31423	3 de febrero de 2005	2 de febrero de 2055	0.4658	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
El Aguila	224738	025/31777	7 de junio de 2005	6 de junio de 2055	300.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
Ricardo	225146	095/12204	26 de julio de 2005	25 de julio de 2055	2,144.337 9	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
El Tepozan	226179	025/31548	25 de noviembr e de 2005	24 de noviembr e de 2055	841.9285	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
Rich 1	226550	095/12374	26 de enero de 2006	25 de enero de 2056	179.9372	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 2	226587	095/12242	27 de enero de 2006	26 de enero de 2056	519.7330	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 2 Fraccion 2	226588	095/12242	27 de enero de 2006	26 de enero de 2056	0.5108	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Rich 2	227568	095/12509	6 de julio de 2006	5 de julio de 2056	199.8364	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Venado	228013	095/12522	26 de septiembr e de 2006	25 de septiembr e de 2056	85.5091	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Venado	228014	095/12523	26 de septiembr e de 2006	25 de septiembr e de 2056	100.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa

Tano	235521	095/13118	11 de diciembre de 2009	10 de diciembre de 2059	596.1570	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Rich 5	237398	095/12829	9 de diciembre de 2010	8 de diciembre de 2060	1,601.000 0	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Rich 6	237399	095/12853	9 de diciembre de 2010	8 de diciembre de 2060	37.1636	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
El Salto	237531	095/12766	21 de diciembre de 2010	20 de diciembre de 2060	30.3760	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
EL Gallo	237532	095/12767	21 de diciembre de 2010	20 de diciembre de 2060	17.5283	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Biro	237533	095/13225	21 de diciembre de 2010	20 de diciembre de 2060	183.1473	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Rich 3	237541	095/12827	21 de diciembre de 2010	20 de diciembre de 2060	1.7425	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 3	237656	095/12786	20 de abril de 2011	19 de abril de 2061	13.3281	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 5	237657	095/12823	20 de abril de 2011	19 de abril de 2061	0.3214	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 4	237658	095/12824	20 de abril de 2011	19 de abril de 2061	0.5423	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 6	237659	095/12825	20 de abril de 2011	19 de abril de 2061	0.7701	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda 7	237660	095/12826	20 de abril de 2011	19 de abril de 2060	2.5396	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa

El Olvidado	237679	2/4/00061	214759	26 de abril de 2011	21 de noviembr e de 2051	61.8585	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Rich 4	237827	095/12828		29 de abril de 2011	28 de abril de 2061	0.5889	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Roja	238285	2/4/00053	213412	26 de agosto de 2011	10 de octubre de 2051	47.8902	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
La Roja	238286	2/4/00055	218187	26 de agosto de 2011	10 de mayo de 2051	590.0487	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Jimmy 5	238287	2/4/00057	213069	26 de agosto de 2011	1 de marzo de 2051	63.1020	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda Fracc. A	238288	2/4/00059	218571	26 de agosto de 2011	14 de marzo de 2050	186.3836	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
San Jose	238289	2/4/00060	205217	26 de agosto de 2011	7 de julio de 2047	239.9812	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Humaya	238290	2/4/00062	210466	26 de agosto de 2011	7 de octubre de 2049	289.1274	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Covadonga	238329	2/4/00063	225804	30 de agosto de 2011	25 de octubre de 2055	6.9769	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Penny	238330	2/4/00065	228020	30 de agosto de 2011	26 de septiembr e de 2056	198.8591	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Brujita	238634	095/12768		11 de octubre de 2011	10 de octubre de 2061	7.7743	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Frank	240925	2/4/00052	216057	15 de agosto de 2012	1 de abril de 2052	60.0785	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa

Gordon	240926	2/4/00054	210637	15 de agosto de 2012	28 de octubre de 2049	53.0697	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Jimmy 4	240927	2/4/00056	213019	15 de agosto de 2012	1 de marzo de 2051	56.0000	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
San Ramon	240928	2/4/00058	214827	15 de agosto de 2012	3 de diciembre de 2051	278.4991	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Magda Fracc. B	240929	2/4/00064	218572	15 de agosto de 2012	14 de marzo de 2050	48.9471	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Monica	240930	2/4/00066	213950	15 de agosto de 2012	12 de julio de 2051	54.6931	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Tepozan 2	241357	025/37327		22 de noviembr e de 2012	21 de noviembr e de 2062	776.2294	Cancela do	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
Tepozan 1	241825	025/37326		27 de marzo de 2013	26 de marzo de 2063	718.8578	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Ocampo	Durango
Jimmy 6	242315	2/4/00051	214500	28 de junio de 2013	1 de octubre de 2051	174.7555	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa
Fernando 2	243381	095/14458		12 de septiembr e de 2014	11 de septiembr e de 2064	1,000.000 0	Vigente	Minera Platte River Gold S. de R.L. de C.V.	Cosala	Sinaloa

SCHEDULE 1.1
(fff)(xviii)) LIENS

UCC registrations attached.

PPSA registrations to be provided.

Mexico registrations to be provided.

SCHEDULE 1.1(hhh)
Projects

See Schedule 1.1(aaa) .

SCHEDULE 1.1(jjj)
Properties

See Schedule 1.1(aaa) .

SCHEDULE 2.3
Use of Proceeds

Indicative Payment
Schedule Americas
Silver Corporation
USD 000's

Description	Explanation	Amount
Corporate and Operational Severance		$ 450-550

Mine Supply Payments - Idaho
Zanetti Trucking	Concentrate Shipments	230
NorthWest Mine Supply	Critical Supplier	415
Avista Utilities	Utility Provider	350
Idaho Property Taxes	1st half year tax payment	210
Various others past due		410
Mine Supply Payments - Mexico
Global Resource Engineering	Work on resource modeling	100
Mine Ore Haulage		110
Concentrate Trucking Services		60
Drilling		30
Cement Supplier		50
Equipment Repairs		30
Professional fees	Various past due professional fees	245
San Rafael Technical Study	Mine Development Associates	125

Note: All amounts referred to above are reasonable estimates based on good faith estimates of where funds will be allocated; however, the parties acknowledge and agree that the Borrower may (acting reasonably and in good faith) reallocate any amount from one line item to another or prioritize such other amounts as are required by statute or to preserve the value of the Collateral.

SCHEDULE 6.1(g)
Capital Structure

Record Owner	Issuer	Certificate No.	Number and Class of Shares	% of Shares Owned
Americas Silver Corporation	Scorpio Holding Two Limited	N/A	10,100	100%
Americas Silver Corporation	Platte River Gold Inc.	N/A	21,187,010	100%
Platte River Gold Inc.	Minera Platte River Gold s. de R.L. de C.V.	N/A	250,769,564	99.9%
Platte River Gold Inc.	Minera Cayeros S. de R.L. de C.V.	N/A	1	99.9%
Scorpio Holding One Limited	Minera Cosalá S.A. de C.V.	N/A	478,523,040	99.9%
Scorpio Holding Two Limited	Scorpio Holding One Limited	N/A	1	100%
Americas Silver Corporation	U.S. Silver & Gold Inc.	N/A	81,826,629	100%
U.S. Silver & Gold Inc.	RX Gold & Silver Inc.	1	168,974,816	100%
U.S. Silver & Gold Inc.	U.S. Silver Corporation	1	61,204,002	88%
RX Gold & Silver Inc.	U.S. Silver Corporation	2	9,864	12%
RX Gold & Silver Inc.	U.S. Silver Corporation	3	8,088,200
RX Gold & Silver Inc.	Bald Butte Ltd.	1C	100	100%
RX Gold & Silver Inc.	RX Mining Corp.	1	100	100%
RX Gold & Silver Inc.	RX Mining Corp.	2	1000
USSG LP	Drumlummon ULC	5	1,100	100%
United States Silver, Inc.	U.S. Silver – Idaho Inc.	C-7	1,000	100%
U.S. Silver Corporation	United States Silver, Inc.	C-200	1,000	100%
U.S. Silver Corporation	Drumlummon Gold Corp.	2	100	100%
U.S. Silver Corporation	Drumlummon US Ltd.	2	100	100%
U.S. Silver Corporation	USSG Cayman Ltd.	001	1	100%

Record Owner	Issuer	Certificate No.	Number and Class of Shares	% of Shares Owned
U.S. Silver Corporation	USSG LP	1	N/A	99.9%
USSG Cayman Ltd.	USSG LP	1	N/A	0.1%

U.S. Silver & Gold Inc. has issued warrants to purchase common shares through private placements and as compensation to various brokers in connection therewith. As at the date hereof, 23,069,867 warrants to purchase common shares are outstanding. With consideration to the December 2014 Consolidation and Merger a warrant holder would surrender 1 U.S. Silver & Gold Inc. warrant to obtain 1.68 shares of Americas Silver Corporation Therefore, on a post-Consolidation and Merger basis, the US Silver & Gold Inc. warrant holders are entitled to a total of 38,757,377 common shares of Americas Silver Corporation.

Americas Silver Corporation has issued warrants through private placements and as compensation to brokers in connection therewith, since the December 2014 Consolidation and Merger with U.S. Silver and Gold Inc. As at the date hereof 14,903,750 warrants to purchase common shares are outstanding. Combined with the U.S. Silver & Gold Inc. warrants, the current warrant holders are entitled to a total of 53,661,127.

Americas Silver Corporation maintains a stock option plan for eligible employees and enters into stock option agreements in accordance with the terms thereof from time to time. The grant of options to management and the aggregate amount of outstanding options are regularly reported as part of Americas Silver Corporation’s continuous disclosure obligations. As at the date hereof, 23,311,367 options to purchase common shares are outstanding.

EXHIBIT A
Form of Promissory Note

See attached.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THE SECURITY BEFORE JUNE     , 2016.

Certificate No.:	[∙]
CUSIP:	03063L
ISIN:	03063L101

AMERICAS SILVER CORPORATION
(A corporation existing under and governed by the laws of Canada)
SECURED NOTE (the “Note”)
DUE February _____, 2017

AMERICAS SILVER CORPORATION (the “Company”) for value received hereby acknowledges itself indebted and, subject to the provisions of that loan agreement (the “Credit Agreement”) dated as of February _, 2016 between the Company, the Lenders and Guarantors identified on the signature pages thereto, promises to pay to the Security Agent, on behalf of [∙] (the “Holder”) on February _, 2017 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Credit Agreement, the principal sum of [∙] United States Dollars ($[∙]) (the “Principal”) on presentation and surrender of this Note at the offices of the Company in Toronto, Ontario in accordance with the terms of the Credit Agreement and, subject as hereinafter provided, to pay interest on the principal amount hereof at the Interest Rate.

For greater certainty, on each Interest Payment Date, the Borrower shall pay to the Holder interest on the Principal with respect to each quarterly period ending on the Quarterly Date immediately prior to such Interest Payment Date, at a rate of interest per annum based on a 360- day year basis equal to (a) the Interest Rate or (b) the Default Rate, as applicable. Interest accruing at the Default Rate shall be payable on demand. Accrued but unpaid interest on the Principal shall be payable in full on the Maturity Date.

At the option of the Holder in its sole discretion, as evidenced by a written notice thereof delivered to the Company no more than three (3) Business Days prior to each Quarterly Date, the Company shall pay interest on the Principal in either immediately available funds in United States Dollars or by delivery of Tradable Shares (the “Interest Shares”) to the Holder, with such payment being due on the Interest Payment Date immediately following such Quarterly Date. If the Holder does not deliver a written notice within the aforementioned period of time, then the Holder will be deemed to have elected to have interest payable to it on the relevant Interest Payment Date by delivery of Interest Shares. The number of Interest Shares which are required to be delivered by the Company to the Holder in satisfaction of any interest payment payable by the delivery of Interest Shares shall be included in the notice provided by the Holder and shall be determined by the Holder by calculating the quotient of (i) the United States Dollar amount of the interest on the Principal which is due as of the Quarterly Date immediately prior to such Interest Payment Date (as converted into Canadian Dollars by the Holder by reference to the noon spot rate as published by the Bank of Canada on the business day preceding the applicable Interest Payment Date), divided by (ii) the Market Price on such Quarterly Date immediately prior to such Interest Payment Date. Payment of interest on the Principal by the delivery of Interest Shares shall be deemed satisfied upon irrevocable delivery of the appropriate number of Interest Shares to the Holder on each Interest Payment Date.

Reference is hereby expressly made to the Credit Agreement for a description of the terms and conditions upon which the Notes are or are to be issued and held and the rights and remedies of the holders of the Notes and of the Company, all to the same effect as if the provisions of the Credit Agreement were herein set forth, and to all of which provisions the holder of this Note by acceptance hereof assents. To the extent that the terms and conditions stated in this Note conflict with the terms and conditions of the Credit Agreement, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Credit Agreement unless otherwise indicated.

This Note is one of the Notes of the Company issued under the provisions of the Credit Agreement. The Notes authorized for issue are limited to an aggregate principal amount of two million nine hundred thousand United States Dollars ($2,900,000).

This Note may be prepaid in full without penalty at the option of the Company on the terms and conditions set out in the Credit Agreement, plus accrued and unpaid interest.

The indebtedness, liabilities and obligations of the Company under this Note are direct secured obligations of the Company, and will rank equally with one another and in priority to all unsecured and unsubordinated indebtedness of the Company except as prescribed by law.

The Principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Credit Agreement.

Resolutions passed by the Lenders under the Credit Agreement shall be binding upon the Holder of this Note.

This Note may only be transferred, upon compliance with the conditions prescribed in the Credit Agreement for the transfer or assignment of the Loan.

The Credit Agreement and this Note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature Page to Follow]

IN WITNESS WHEREOF AMERICAS SILVER CORPORATION has caused this Note to be signed by its authorized signatories as of the _ day of February, 2016.

AMERICAS SILVER CORPORATION

Per:
Name:
Title:

EXHIBIT B
Form of Warrant

See attached.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE [∙] 2016.

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE 4:30 P.M. (TORONTO TIME) ON FEBRUARY [∙] 2019.

[THE SECURITIES REPRESENTED BY THIS CERTIFICATE, AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF AMERICAS SILVER CORPORATION (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 OR RULE 144A, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AFTER, IN THE CASE OF TRANSFERS UNDER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT, OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.]

WARRANTS TO PURCHASE
COMMON SHARES OF AMERICAS SILVER CORPORATION

Warrant Certificate Number: [∙]	Number of Warrants: [∙]

THIS IS TO CERTIFY THAT for value received [∙] (the "Warrantholder") has the right to purchase, in respect of each whole warrant ("Warrants") represented by this certificate or by a replacement certificate (in either case this "Warrant Certificate"), at any time prior to 4:30 p.m. (Toronto Time) on February [∙] 2019 (the "Expiry Time") one fully paid and non-assessable common share ("Common Shares" and which term shall include any shares or other securities to be issued in addition thereto or in substitution or replacement therefor as provided herein) of Americas Silver Corporation (the "Corporation"), a corporation existing under the Business Corporations Act (Canada), at a purchase price (the purchase price in effect from time to time being called the "Exercise Price") of CAD$0.10 per Common Share, subject to adjustment as provided herein.

1

Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any Common Shares at any time after the Expiry Time and from and after the Expiry Time the Warrants and all rights under this Warrant Certificate shall be void and of no value.

Notwithstanding anything to the contrary herein, the Warrantholder shall not exercise any right hereunder in the event that the exercise of such right would result in the Warrantholder (including any person acting jointly or in concert with the Warrantholder) having beneficial ownership (as defined in section 90 of the Securities Act (Ontario)) of 10% or more of the issued and outstanding Common Shares.

The above provisions are subject to the following:

1.

Exercise: In the event that the Warrantholder desires to exercise the right to purchase Common Shares conferred hereby, the Warrantholder shall (a) complete and execute a subscription form in the form attached as Schedule A to this Warrant Certificate, (b) surrender this Warrant Certificate to the Corporation in accordance with section 7 hereof, and (c) pay the amount payable in respect of the Common Shares subscribed for, pursuant to the exercise of such Warrants, by certified cheque, bank draft or money order in lawful money of Canada payable to the Corporation or by transmitting same day funds in lawful money of Canada by wire to such account as the Corporation shall direct the Warrantholder. Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be the holder of record of the number of Common Shares to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates representing such Common Shares and the Corporation shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the subscription form within three Business Days after such surrender and payment as aforesaid.

2.

No Fractional Common Shares: No fractional Common Shares will be issuable upon any exercise of the Warrants and the Warrantholder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

3.

Partial Exercise: The Warrantholder may from time to time subscribe for and purchase any lesser number of Common Shares than the total number of Common Shares expressed in this Warrant Certificate. In the event that the Warrantholder subscribes for and purchases any such lesser number of Common Shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement certificate representing the unexercised balance of the Warrants.

4.

Not a Shareholder: The holding of the Warrants shall not constitute the Warrantholder a shareholder of the Corporation nor entitle the Warrantholder to any right or interest in respect thereof except as expressly provided in this Warrant Certificate.

5.	Anti-Dilution Protection:

(1)

Definitions: For the purposes of this section 5, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection 5(1):

(a)	"Adjustment Period" means the period commencing on the date of issue of the Warrants and ending at the Expiry Time;

2

(b)

"Current Market Price" of the Common Shares at any date means the price per share equal to the weighted average price at which the Common Shares have traded on the Toronto Stock Exchange (the "Exchange") or, if the Common Shares are not then listed on the Exchange, on such other Canadian stock exchange as may be selected by the directors of the Corporation for such purpose or, if the Common Shares are not then listed on any Canadian stock exchange, in the over-the-counter market, during the period of 20 consecutive trading days ending five trading days before such date; provided that the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during such 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the directors of the Corporation;

(c)

"director" means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors of the Corporation; and

(d)	"trading day" with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business.

(2)

Adjustments: The Exercise Price and the number of Common Shares issuable to the Warrantholder upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If at any time during the Adjustment Period the Corporation shall:

(i)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

(iv)	consolidate the outstanding Common Shares into a lesser number of Common Shares,

(any of such events in subclauses 5(2)(a)(i), 5(2)(a)(ii), 5(2)(a)(iii) and 5(2)(a)(iv) above being herein called a "Common Share Reorganization"), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

A.	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

3

B.

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 5(2)(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. Any Warrantholder who has not exercised his right to subscribe for and purchase Common Shares on or prior to the record date of such stock dividend or distribution or the effective date of such subdivision or consolidation, as the case may be, upon the exercise of such right thereafter prior to the Expiry Time shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by such Warrantholder, at the Exercise Price determined in accordance with this clause 5(2)(a) the aggregate number of Common Shares that such Warrantholder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, such Warrantholder had been the holder of record of the number of Common Shares so subscribed for and purchased.

(b)

If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being called a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the aggregate of

A.	the number of Common Shares outstanding on the record date for the Rights Offering, and

B.	the quotient determined by dividing

4

(1)

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

(2)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this clause 5(2)(b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 5(2)(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 5(2)(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(c)	If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(i)	shares of the Corporation of any class other than Common Shares;

(ii)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least 95% of the Current Market Price of the Common Shares on such record date);

5

(iii)	evidences of indebtedness of the Corporation; or

(iv)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

A.	the numerator of which shall be the difference between

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(2)

the fair value, as determined by the directors of the Corporation and subject to Exchange approval, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

B.	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 5(2)(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this clause 5(2)(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(d)	If at any time during the Adjustment Period there shall occur:

(i)

a reclassification or redesignation of the Common Shares, a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)

a consolidation, amalgamation, arrangement or merger of the Corporation with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change or exchange of the Common Shares into other shares, securities or property; or

(iii)

the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity; (any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of other shares, securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any other shares, securities or property thereafter deliverable upon the exercise of the Warrants.

6

(e)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of clause 5(2)(a) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(f)

In any case in which this section 5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this section 5, have become the holder of record of such additional Common Shares.

(3)	Rules: The following rules and procedures shall be applicable to adjustments made pursuant to subsection 5(2) hereof:

(a)	Subject to the following clauses of this subsection 5(3), any adjustment made pursuant to subsection 5(2) hereof shall be made successively whenever an event referred to therein shall occur.

(b)

No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one per cent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this clause 5(3)(b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of subsection 5(2) hereof, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of the Common Share Reorganization described in subclause 5(2)(a)(iv) hereof or a Capital Reorganization described in subclause 5(2)(d) hereof).

7

(c)

No adjustment in the Exercise Price or in the number or kind of securities purchasable upon the exercise of the Warrants shall be made in respect of any event described in section 5 hereof if the Warrantholder is entitled, subject to the approval of the Exchange, to participate in such event on the same terms mutatis mutandis as if the Warrantholder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event.

(d)

If at any time during the Adjustment Period the Corporation shall take any action affecting the Common Shares, other than an action described in subsection 5(2) hereof, which in the opinion of the directors would have a material adverse effect upon the rights of Warrantholders, either, or both, the Exercise Price and the number of Common Shares purchasable upon exercise of Warrants shall be adjusted in such manner and at such time by action by the directors, in their sole discretion, subject to Exchange approval, as may be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be deemed to be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(e)

If the Corporation shall set a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of the Warrant shall be required by reason of the setting of such record date.

(f)

In any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in subsection 5(2) hereof, the Corporation may defer, until the occurrence of such event:

(i)

issuing to the Warrantholder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

(ii)	delivering to the Warrantholder any distribution declared with respect to such additional Common Shares or other securities after such record date and before such event;

provided, however, that, upon request by the Warrantholder, the Corporation shall deliver to the Warrantholder an appropriate instrument evidencing the right of the Warrantholder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

8

(g)

In the absence of a resolution of the directors fixing a record date for a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date of the issue of the rights, options or warrants issued pursuant to the Rights Offering.

(h)

If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants, such disputes shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to subsection 5(2) hereof and shall be binding upon the Corporation and the Warrantholder.

(i)

As a condition precedent to the taking of any action which would require an adjustment pursuant to subsection 5(2) hereof, including the Exercise Price and the number or class of Common Shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares or other securities which the Warrantholder is entitled to receive in accordance with the provisions of this Warrant Certificate.

(4)

Notice: At least 15 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Warrantholder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased under this Warrant Certificate, the Corporation shall deliver to the Warrantholder a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. If it is not reasonably practicable for the Corporation to give 15 days' notice as aforesaid, the Corporation will give as much notice as is reasonably practicable in the circumstances.

6.

Further Assurances: The Corporation hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant Certificate.

7.

Notices: All notices or other communications to be given to the Warrantholder by the Corporation under this Warrant Certificate shall be delivered by hand, courier, ordinary prepaid mail or by telecopier; and, if delivered by hand or ordinary prepaid mail, shall be deemed to have been given on the date of delivery and, if sent by telecopier, on the date of transmission if sent before 5:00 p.m. on a Business Day or, if such day is not a Business Day, on the first Business Day following the date of transmission.

Notices to the Warrantholder shall be addressed to:

[∙]

9

All notices or other communications to be given to the Corporation by the Warrantholder under this Warrant Certificate shall be delivered by hand, courier or ordinary prepaid mail to the address shown below; and shall be deemed to have been given on the date of receipt by the Corporation.

Notices to the Corporation shall be addressed to:

145 King Street West
Suite 2870
Toronto, Ontario M5H 1J8
Attention: General Counsel

The Corporation and the Warrantholder may change its address for service by notice in writing to the other of them specifying its new address for service under this Warrant Certificate.

8.

Legends on Common Shares: Any certificate representing Common Shares issued upon the exercise of the Warrants prior to the date which is four months and one day after the date hereof will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE [∙] 2016"

AND

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE"

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legend. The Corporation shall use the best efforts thereof to cause the registrar and transfer agent to deliver the certificate representing such Common Shares within three Business Days after receipt of the legended certificate or certificates.

Any certificate representing Common Shares issued in the United States or to or for the account or benefit of a U.S. Person upon exercise of the Warrants will bear the following legends:

[“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF AMERICAS SILVER CORPORATION (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 OR RULE 144A, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AFTER, IN THE CASE OF TRANSFERS UNDER CLAUSE (C) OR (D), THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”]

10

provided, that if such Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, then unless the Corporation or its registrar and transfer agent (or its successor) requires a legal opinion in form and substance reasonably satisfactory to it, the legend may be removed by providing a declaration to the registrar and transfer agent (or its successor) as set forth in Schedule C hereto (or as the Corporation may prescribe from time to time); provided further, that if the Common Shares are being sold under Rule 144, the legend may be removed by delivery to the Corporation of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

9.

Lost Certificate: If this Warrant Certificate or any replacement hereof becomes stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion impose, acting reasonably, issue and deliver a new certificate, in form identical hereto but with appropriate changes, representing any unexercised portion of the subscription rights represented hereby to replace the certificate so stolen, lost, mutilated or destroyed.

10.	General:

(1)

Language: The parties hereto acknowledge and confirm that they have requested that this Warrant Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont exigé que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés en langue anglaise.

(2)	Time of Essence: Time shall be of the essence of this Warrant Certificate.

(3)

Governing Laws: This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, governing contracts made and to be performed wholly therein, and without reference to its principles governing the choice or conflict of laws.

(4)	Headings: The headings in this certificate are for reference only and do not constitute terms of this Warrant certificate.

11

(5)

Successors and Assigns: This Warrant Certificate shall enure to the benefit of the Warrantholder and the successors and permitted assigns thereof and shall be binding upon the Corporation and the successors thereof.

(6)

Day Not a Business Day: In the event that any day on or before which any action is required to be taken hereunder is not a Business Day then such action shall be required to be taken on or before the requisite time on the next day that is a Business Day. For the purposes of this Warrant Certificate, "Business Day" shall mean any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions are closed in Toronto, Ontario.

(Remainder of Page is intentionally left blank – Signature on Following Page)

12

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by an authorized officer as of the ∙ day of February, 2016.

AMERICAS SILVER CORPORATION

By:
Name: Darren Blasutti
Title: President and CEO

Schedule A

TO:	AMERICAS SILVER CORPORATION (the “Corporation”)
145 King Street West
Suite 2870
Toronto, Ontario M5H 1J8

SUBSCRIPTION FORM

The undersigned hereby subscribes for __________ common shares ("Common Shares") of Americas Silver Corporation (the "Corporation") (or such other number of common shares or other securities to which such subscription entitles the undersigned in lieu thereof or in addition thereto pursuant to the provisions of the warrant certificate (the "Warrant Certificate") dated as of February [∙] 2016 issued by the Corporation) at the purchase price of CAD$0.∙per Common Share (or at such other purchase price as may be in effect under the provisions of the Warrant Certificate) and on and subject to the other terms and conditions specified in the Warrant Certificate and hereunder and encloses herewith a certified cheque, bank draft or money order in lawful money of Canada payable to the Corporation or has transmitted same day funds in lawful money of Canada by wire to such account as the Corporation directed the undersigned in payment of the subscription price.

By executing this subscription form the undersigned represents and warrants to the Corporation that the undersigned (Please check the ONE box applicable):

[ ]	1.	(i)

either (A) did not execute or deliver this subscription form while within the United States or (B) is a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States holding a discretionary account or similar account (other than an estate or trust) held for the benefit of a person excluded from the definition of "U.S. Person" pursuant to paragraph (k)(2)(i) of Rule 902 of Regulation S (a “U.S. Fiduciary”); and

		(ii)	is not (and is not exercising the Warrants on behalf of) a U.S. Person or person in the United States unless it is a U.S. Fiduciary; and

		(iii)

has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect; or

[ ]	2.

is the original purchaser and (a) purchased the Units comprising the Common Shares directly from the Corporation pursuant to a duly executed private placement Subscription Agreement, which included a duly executed “U.S. Accredited Investor Certificate” (each as defined in the Subscription Agreement and referred to herein, collectively with the Subscription Agreement, as the “Subscription Documents”) for the purchase of Units; (b) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; (c) each of it and any beneficial purchaser was on the date the Units was purchased from the Corporation, has continued to be and is on the date of exercise of the Warrants, an “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act); and (d) all the representations, warranties and covenants set forth in the original written and duly executed Subscription Documents made by the undersigned for the purchase of Units from the Corporation continue to be true and correct as if duly executed as of the date hereof; or

[ ]	3.

is tendering with this subscription form a written opinion of counsel (which the undersigned acknowledges must be satisfactory to the Corporation) to the effect that the securities to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder.

"United States" and "U.S. Person" are as defined by Regulation S under the U.S. Securities Act.

Please issue a certificate for the Common Shares being purchased as follows in the name of the undersigned:

Full Name	Address*	Number of Shares		Payment Enclosed

$

DATED at __________, __________, this _____ day of , __________20_____.

Signature Witnessed	Signature of Warrantholder (to be the same as appears on the face of this Warrant Certificate) or authorized signing officer if a corporation
Name of Warrantholder:

* Securities will not be delivered to a U.S. address unless box (2) or box (3) above is checked and the holder complies with the requirements thereof. Any securities issued pursuant to box (2) or box (3) may bear, as applicable, legends prohibiting the transfer of the securities except pursuant to registration or an exemption from registration under the U.S. Securities Act and applicable state securities laws. If box (3) above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

2

Schedule B

TO:	AMERICAS SILVER CORPORATION (the “Corporation”)
145 King Street West
Suite 2870
Toronto, Ontario M5H 1J8

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto its affiliate (include name and address of the affiliate) Warrants exercisable for Common Shares of the Corporation registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution. The undersigned hereby represents and warrants that it is transferring the Warrants in accordance with applicable laws and in accordance with the restrictions on transfer set out in the Warrant certificate.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this _____day of __________, 20 .

Signature of Transferor guaranteed by:

Name of Bank or Trust Corporation	Signature of Transferor

Address of Transferor

Notes:

1.	The signature to this transfer must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

2.

If the Transfer Form indicates that common shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Transfer Form must be guaranteed by a Schedule I chartered bank or licensed trust Corporation, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp MedallionProgram.

3.

Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Warrant Certificate. The transfer of Warrants may result in the Common Shares received upon the exercise of the Warrants not being freely tradable in the jurisdiction of the subscriber. The Warrant Certificate contains certain other requirements relating to the transfer of Warrants, including, among other things, in the event the Warrant Certificate bears a legend restricting the transfer of the Common Shares except pursuant to an exemption from registration under the U.S. Securities Act, and applicable state securities laws, this Transfer Form must be accompanied by a properly completed and executed declaration for removal of legend or if Common Shares are transferred in compliance with Rule 144 under the U.S. Securities Act, together with such other documents or instruments as the Corporation may require, which includes an opinion of counsel of recognized standing, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

2

Schedule C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Americas Silver Corporation (the “Corporation”)

AND TO:	The Registrar and transfer agent for the Corporation

The undersigned (a) acknowledges that the sale of the securities of Americas Silver Corporation (the “Corporation”) represented by certificate number to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED: __________, 2016.

Name of Seller

By:
Name:
Title:

EXHIBIT C
Lender Commitment

ROYAL CAPITAL MANAGEMENT CORP.	US$1,600,000
INGALLS & SNYDER LLC	US$1,300,000